ENVIRONMENTAL POWER CORPORATION

ENERGY THAT IS *BEYOND RENEWABLE*®

2008 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32393

Environmental Power Corporation

(Exact name of registrant as specified in its charter)

Delaware	**75-3117389**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**

120 White Plains Road, 6th Floor, Tarrytown NY 10591

Registrant's telephone number, including area code: (914) 631-1435

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.01 par value per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2008, was approximately $60.2 million based on $4.17, the price at which the registrant's common stock was last sold on June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 28, 2009, the registrant had 15,614,604 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's definitive proxy statement on Schedule 14A for the registrant's 2009 annual meeting of stockholders, to the extent filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended December 31, 2008, are incorporated by reference into Part III of this report. In the event that such proxy statement is not filed within 120 days after the end of the registrant's fiscal year ended December 31, 2008, the registrant will file an amendment to this report within such 120-day period setting forth the information required by Part III of this report.

ENVIRONMENTAL POWER CORPORATION

ANNUAL REPORT
ON FORM 10-K

INDEX

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a "safe harbor" for forward-looking statements. Certain statements contained or incorporated by reference in this Quarterly Report, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words "may," "assumes," "forecasts," "positions," "predicts," "strategy," "will," "expects," "estimates," "anticipates," "believes," "projects," "intends," "plans," "budgets," "potential," "continue," "target" and variations thereof, and other statements contained in this Quarterly Report regarding matters that are not historical facts are forward-looking statements as such term is defined in the PSLRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

- uncertainties involving early-stage companies, including our need for additional financing to continue as a going concern,
- uncertainties regarding the ability to obtain additional financing, and the timing, amount and terms of such financing,
- the lack of binding commitments and the need to negotiate and execute definitive agreements for the construction and financing of facilities,
- the lack of binding commitments for the purchase of gas produced by certain facilities,
- the lack of binding commitments for, and other uncertainties with respect to, supplies of substrate,
- uncertainties regarding the costs associated with substrate and other project inputs,
- risks and uncertainties relating to the development of markets for carbon sequestration credits and other marketable renewable attributes, and the level of revenues we may achieve from such sources,
- uncertainties regarding the amount and rate of growth in operating expenses,
- unpredictable developments, including plant outages and repair requirements as well as risks related to weather and the unpredictability of extreme weather events,
- risks related to performance on the part of suppliers of components, goods and services to our facilities,
- financing and cash flow requirements and uncertainties,
- inexperience with the design, construction, startup and operation of multi-digester facilities,
- difficulties involved in developing and executing a business plan,
- technological uncertainties, including those relating to competing products and technologies,
- unpredictable developments, including plant outages and repair requirements,
- commodity price volatility, particularly with respect to the price of natural gas,
- the difficulty of estimating construction, development, repair, maintenance and operating costs and timeframes,
- the uncertainties involved in estimating insurance and warranty recoveries, if any,
- the inability to predict the course or outcome of any negotiations with parties involved with our projects,
- uncertainties relating to general economic and industry conditions,
- uncertainties relating to government and regulatory policies, the legal environment, intellectual property issues and the competitive environment in which Environmental Power Corporation and its subsidiaries operate,

and other factors, including those described in Part II, Item 1A of this Quarterly Report on Form 10-Q under the heading "Risk Factors," as well as factors set forth in other filings we make with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PART I

Item 1. Business

Environmental Power is a developer, owner and operator of renewable energy production facilities. Environmental Power's goal is to produce energy that is Beyond Renewable™, which Environmental Power defines as energy that not only is derived from waste materials instead of precious resources, but energy that is also clean, reliable and cost-effective. Environmental Power and its subsidiaries develop and own facilities that, unlike many renewable energy facilities, are intended to be profitable without the need for subsidies or other governmental assistance. Any such government assistance would, however, benefit Environmental Power's facilities by increasing their potential for profitability, while at the same time expanding opportunities for the profitable deployment of such facilities. Environmental Power believes that a number of factors, including volatile energy prices, greater desire for renewable energy sources, more stringent environmental and waste management requirements imposed on farmers and food industry waste producers, and greater revenue opportunities from carbon sequestration credits will continue to provide favorable market conditions for its business.

In the past, we have operated in two major segments, through Microgy, Inc., as a developer of renewable energy facilities for the production and commercial application of methane-rich biogas from agricultural and food industry wastes, and through EPC Corporation and its subsidiary, Buzzard Power Corporation, referred to as Buzzard, the holder of a leasehold interest in a waste-coal fired generating facility in Pennsylvania known as the Scrubgrass facility. On May 31, 2007, our board of directors authorized management to enter into negotiations regarding the disposition of the leasehold interest in the Scrubgrass facility. On February 29, 2008, we completed the disposition of the leasehold interest. As a result, for financial reporting purposes, we are now consolidating all segments of continuing operations and reporting the results of Buzzard as "discontinued operations". We thus now operate only in Microgy's segment.

Microgy is a developer of renewable energy facilities for the production and commercial application of methane-rich biogas produced from animal and food industry wastes. The biogas can be sold to end-users or used to produce pipeline-grade methane, which Microgy refers to as renewable natural gas, or RNG®, liquefied natural gas, or LNG, compressed natural gas, or CNG, renewable electrical energy or thermal energy, as well as other useful by-products. Microgy's systems utilize a proven European biogas production technology that Microgy believes is superior to other such technologies. Microgy owns the perpetual, exclusive North American license to this technology. In addition, Microgy has developed significant engineering, construction and process knowledge regarding these systems.

Due to the rates for conventional energy experienced in recent years in many U.S. markets and expected future increases in such rates over the long term, Microgy believes that its systems can be profitable without the need for subsidies, rebates, grants or other credits. Nevertheless, Microgy believes that tax credits, renewable energy credits, pollution offset credits, carbon sequestration credits and other such incentives may be available now or in the future to Microgy's facilities, and such incentives would serve to enhance the potential profitability of its facilities. In addition, the energy output from Microgy's systems may carry a premium price in some areas, as numerous environmentally responsible entities are seeking renewable energy sources and many states have either passed or are considering legislation requiring utilities to obtain or generate a certain percentage of their power from renewable sources.

In addition to the value generated from the production and sale of renewable gas, our facilities produce soil amendment products that can be used as an alternative to peat moss and liquid fertilizer that can be used for crop growth. We believe that our facilities can generate additional environmental benefits with significant economic and social value by providing a valuable waste management solution for farms and other producers of organic wastes, such as those in the food industry. Federal and state agencies have either passed or are considering regulations that require concentrated animal feeding operations, referred to as CAFOs, to implement changes to their current waste management practices. We believe that these increasingly stringent environmental regulations will be another significant factor creating opportunities for the deployment of our systems.

Microgy intends to continue to focus on its strategy of developing large-scale, standardized facilities utilizing an ownership model, pursuant to which Microgy will construct, own and operate facilities and profit from the ongoing sale of biogas or RNG® produced by such facilities as well as sales of carbon sequestration credits or other marketable environmental benefits. This strategy encompasses the construction and operation of stand-alone merchant plants like the Huckabay Ridge facility described below, as well as facilities dedicated to the needs of a single customer at one or more customer locations, such as the Grand Island facility described below. By pursuing this strategy, Microgy intends to accumulate gas production and carbon sequestration capacity over time. In addition, Microgy continues to standardize and streamline both its system design and its approach to the marketplace in order to allow for rapid and cost-effective scale-up of its business.

Having constructed both the multi- and single-tank system in four currently operating installations, Microgy intends to own the digester systems it develops. Our multi-digester facilities will primarily produce pipeline-quality renewable natural gas, although we will also consider opportunities to produce and sell conditioned biogas, electricity, CNG or LNG from our facilities. Microgy's development efforts are focused on applications of its technology that are resource efficient. Development of smaller scale and single-digester facilities will be targeted toward customers that have multiple sites and opportunities that have shorter development cycles. Microgy's goal with all projects is to maximize the profitability of every project by implementing the right technology and most profitable off-take arrangements.

Microgy's efforts have resulted, most recently, in the start of commercial operations at the Huckabay Ridge facility in Stephenville, Texas, which began commercial operations in the first quarter of 2008. Huckabay Ridge consists of eight 916,000-gallon digesters which operate together to process the manure from approximately 10,000 cows. The gas is treated and compressed to produce pipeline-grade methane that is sold and delivered directly into nearby natural gas pipelines. Huckabay Ridge is expected to produce approximately 635,000 million British Thermal Units, or MMBtus, of pipeline-grade methane per year.

We have announced three other multi-digester facilities in development in Texas having the same expected output as the Huckabay Ridge facility. We have also announced three proposed multi-digester RNG® facilities in California that are in advanced stages of development. We completed $60 million in tax-exempt bond financing in November 2006 relating to the construction and operation of the four RNG® facilities in Texas. Furthermore, we completed $62.425 million in tax-exempt bond financing in September 2008 to finance a portion of the construction costs of two of our three proposed California facilities, and we currently anticipate pursuing a further $26.02 million in such financing for the third proposed California facility.

In addition, Microgy has commenced construction of a multi-digester renewable biogas facility to be located at the flagship Grand Island, Nebraska beef processing plant of JBS Swift & Company, referred to as Swift. Under the terms of the agreement with Swift, Microgy will construct, own and operate the facility and sell its gas output to Swift for use in its operations to offset natural gas utilization pursuant to a 15-year gas purchase agreement. The Grand Island facility will consist of two 1.2 million gallon digesters that will process wastes generated by the Grand Island processing facility and that we expect will be able to produce approximately 235,000 MMBtus per year. We completed $7.0 million in tax-exempt bond financing in Nebraska in July 2008 to finance a portion of the construction costs of the Grand Island facility. In addition to this facility, Microgy and Swift may work together to identify, evaluate and develop project opportunities at Swift's other North American beef and pork processing facilities.

In October 2006, we entered into a business development agreement, referred to as the BDA, with Cargill, Incorporated, referred to as Cargill. We are leveraging our relationship with Cargill to accelerate our identification and development of both facilities for the production of RNG® and smaller-scale, multi-digester facilities dedicated to a single customer. Our agreement with Cargill is described in more detail under the heading "Business—Facility and Business Development Efforts—Business Development Agreement with Cargill" appearing below.

In addition, Microgy is operating three single digester facilities in Wisconsin. Microgy sold these projects to the farms on which they are located, and developed them in conjunction with Dairyland Power Cooperative, an electric cooperative utility, referred to as Dairyland. The biogas from these projects is used by Dairyland to generate electricity.

The Microgy Market Opportunity

We believe that facilities based on Microgy's technology can generate profitable quantities of marketable, renewable gas from animal and food industry wastes and by-products. Increased interest in renewable energy sources, as well as a desire for energy not subject to commodity price fluctuations, drives demand for each of these uses of gas produced by Microgy's systems. Also, we believe that increasingly stringent environmental regulations concerning handling of animal and other wastes motivate demand for Microgy's systems at or near CAFO and food industry sites. The ultimate opportunity to develop facilities, as well as to manage and/or operate them profitably, depends on numerous factors, including the value that can be derived from the various markets described below.

Gas. Although natural gas prices have fluctuated significantly over the last year, over the past several years natural gas prices have risen substantially due to considerable increases in demand for gas both domestically and overseas. In the United States, this increase has been due principally to the fuel needs of the power plants that have been built in the past decade, as well as relatively limited increases in natural gas delivery capabilities. In addition, developing countries, including China and India, are becoming large consumers of energy, placing further pressure on prices for fossil fuels. Microgy's systems produce commercial quantities of biogas with a high percentage of methane, which is then refined to RNG® by processing it with scrubbing devices to remove carbon dioxide, sulfur compounds and other impurities. Microgy's systems for the production of RNG®, unlike natural gas wells, do not suffer depletion and are consistent sources of output so long as required inputs are available.

Renewable Energy. We believe that market and political forces will continue to drive increased adoption of renewable energy sources, principally due to increasing concerns about the price, volatility, supply stability and environmental impact of conventional fuels. The demand for energy produced from renewable resources may provide our facilities with a variety of benefits, including federal and state renewable power production and investment credits, tax credits and greenhouse gas sequestration credits, as well as a competitive advantage as compared to conventional sources of supply. For example, currently 30 states, including Texas and California, have enacted a renewable portfolio standard or other state mandates requiring electric utilities to increase their use of renewable energy resources such as wind, solar, and bioenergy. We believe that the directives embodied in the Energy Policy Act of 2005 and the accompanying tax credits and related benefits should serve to further drive adoption of renewable energy solutions like those provided by Microgy. The law provides a number of incentives designed to spur development of renewable energy facilities, including, for example, accelerated depreciation provisions for gas gathering facilities. We believe that Microgy's facilities may qualify for some or all of these tax credits and other benefits, either directly or by attracting customers who can benefit from tax credits associated with utilizing renewable energy sources.

We believe that the greenhouse gas sequestration credits that Microgy's facilities are expected to produce will be marketable and will further enhance the potential profitability of the facilities. The market for greenhouse gas offsets has increased significantly in the last year in response to emerging regulatory requirements as well as demand from companies, municipalities and individuals who are reducing their greenhouse gas impacts on a voluntary basis. Importantly, digester projects that reduce methane emissions compared to baseline conditions produce offsets that qualify under many mandatory and voluntary programs in place however, the specific methodologies for calculation and monitoring vary widely.

While in many cases we are required to share the benefits of such credits with our business partners and investors, we nevertheless expect such offsets to enhance the economics of our facilities. We believe that the market for greenhouse gas sequestration credits will add value and enhance the financial viability of our facilities.

Microgy's Strategy

Our objective is to become a leader in the renewable energy sector through the production and marketing of pipeline-grade gas and biogas and in the development of pipeline gas production capacity and biogas resources, which will constitute gas reserves under our control. Key elements of our strategy include:

Developing facilities that we will own, thereby developing and growing non-depleting biogas reserves under our management. We intend to continue to focus on an ownership model, in which we own facilities entirely or together with financial or operational partners. We believe that this ownership model will allow us to profit from the sale of biogas or pipeline-grade gas for the operational life of the facilities. By owning and operating such facilities, and by securing the supply of required amounts of manure and substrates, we seek to develop and grow a portfolio of gas reserves under our control. We view our facilities as gas wells but without the typical depletion curve, so long as required inputs are available.

Capitalizing on the environmental attributes, as well as the renewable nature of the energy, generated by our facilities. We believe that the environmental attributes, such as greenhouse gas sequestration credits, generated by our facilities represent a potentially significant source of revenue, and we intend to pursue commercialization of these attributes, through sales into trading markets as well as bi-lateral and revenue sharing arrangements. In addition, we believe that the renewable nature of the gas produced by our facilities will be attractive to certain purchasers, including entities required to achieve renewable portfolio standards, and may result in premium prices in some cases. We intend to aggressively market the renewable quality of our gas to these purchasers.

Focusing development efforts on markets allowing for rapid and cost-effective scale-up of our business. Microgy has now constructed both the multi- and single-tank system in four currently operating installations; Microgy will develop and own these digester systems. Our multi-digester facilities will primarily produce pipeline quality renewable natural gas, although we will also consider opportunities to produce and sell conditioned biogas, electricity, CNG and LNG from our facilities. Microgy's development efforts are focused on applications of its technology that are resource efficient. Development of smaller scale and single-digester facilities will be targeted toward customers that have multiple sites and opportunities that have shorter development cycles. Microgy's goal with all projects is to maximize the profitability of every project by implementing the right technology and most profitable long-term off-take agreement.

Standardizing systems to allow for rapid and cost-effective replication and scalability. We intend to standardize and streamline elements of our systems so that we can drive down their costs and implement them more rapidly. Toward this end, Microgy is refining the design of its multi-tank system based on knowledge gained from its Huckabay Ridge facility, and is pursuing standardization of components, procurement channels, vendors, and design-build contracts to allow for rapid and cost-effective construction, all in order to fulfill our objective of building out the currently announced pipeline of projects.

Pursuing the advantages of our business model, in which we create and manage profitable renewable energy opportunities while alleviating the environmental pressures facing agriculture and food industry participants. We believe we are the only provider of anaerobic digesters that is aggressively pursuing a business model of creating and managing profitable renewable energy opportunities while simultaneously addressing customers' environmental issues. Furthermore, by operating and maintaining the facilities ourselves, we believe that we will be able to maximize gas production and control the supply of required materials. To our knowledge, many other suppliers of anaerobic digestion systems merely supply the equipment, and leave the ongoing operation of the system to the purchaser. By pursuing our business model, we believe we can supply a compelling value proposition to customers and maximize value from gas production.

Microgy's Products and Services

With respect to current and future projects such as our multi-digester RNG® facilities in Texas and California, as well as our smaller-scale, multi-digester dedicated facilities, such as the facility being built for Swift, Microgy seeks to own and operate all or part of each facility, thereby profiting from the sale of the gas produced, whether by the sale of gas as a commodity or to end-users or other purchasers pursuant to longer-term supply agreements. Therefore, we expect our principal commercial product to be the RNG® or biogas produced by our facilities, together with tradable environmental attributes, such as greenhouse gas offset credits. In addition, other by-products of the operation of these facilities may have commercial value as soil amendments, fertilizer and animal bedding.

An analysis of our sales by product for each of the three years in the period ended December 31, 2008 is as follows:

	2008	2007	2006
Gas sales	$2,173,453	$ 540,047	$ 468,509
Operation and maintenance services	325,339	371,344	356,713
Tipping fees	152,873	188,597	185,844
Carbon credit sales	246,891	67,489	13,000
Construction contract services	—	—	1,192,150
Other	6,482	7,470	—
Total revenue	$2,905,038	$1,174,947	$2,216,216

Microgy's Technology

At the heart of the Microgy system is an enhanced biogas production system. Whereas previous systems had principally focused on the environmental remediation aspects of digestion and produced biogas as a by-product, the Microgy system is designed specifically to maximize biogas production. Methane is the main product of the process, making up approximately 65% of the resulting biogas. Microgy's system can be easily coupled to standard, generally commercially available gas conditioning equipment in order to clean the biogas to produce RNG®, or the biogas can be burned directly for use in electric generation or other thermal energy applications. Other by-products of the process can include fertilizers, bedding, compost and other bio-solid products that have economic value and are often marketable.

Microgy's proprietary process mixes animal manure with additional substrates, such as food industry wastes and by-products containing fats, proteins and carbohydrates, in a process referred to as co-digestion. The manure provides the anaerobic bacteria that are the engine of the biogas production process, while also serving as a buffer that assists in maintaining the reaction at proper levels. A wide variety of materials can provide the proteins, fats and carbohydrates that enhance the biological process in our digesters. Substrates that we might use in our digesters range from waste crop oils, spoiled food, animal fats, used greases and cooking oils, brewery waste to cheese waste. These materials are widely available but tend to be concentrated in urban areas. The addition of substrate significantly increases gas production, with the relative contributions of substrate and manure to the production of biogas varying depending upon the type of substrate used. The ability to add substrate with known characteristics to our process helps us to balance the health of the digester while increasing biogas output. The controlled combination of these wastes with the manure, along with our operational controls and technical know-how, represent the essential elements of our proprietary approach to the market.

Some substrate materials are useful inputs into other energy production processes or may even be substitutes for animal feed. As such, the value of those materials may change over time depending on market dynamics, emerging technologies or even tax policy. We have focused our efforts on procuring substrates that do not have alternate uses for which companies typically pay a fee for disposal. In some cases, we may be paid "tipping fees" associated with the disposal of these materials, which may help us to mitigate the costs of transporting substrate to our site. Substrate availability, market conditions and transportation requirements can vary significantly by region. As such, project location is an important consideration in determining project feasibility. We have in place a substrate management team that works with our strategic partners to identify and evaluate potential materials and manage logistics.

Microgy's system utilizes sophisticated equipment and control systems. This allows us to optimize the recipe for digestion in each tank, maintain precise temperature control and carefully adjust the mixing rate. In addition, the Microgy system is composed of steel tanks and piping, which are durable and nonporous, allowing for calibration of the process within a controlled environment and appropriate management of ongoing gas production and equipment operations. Furthermore, the high level of gas output and its high methane content allows for application of other technologies, such as those used for gas conditioning. Coupled with the technical advantages of the system is a suite of proprietary processes and "know how" to achieve the highest levels of biogas production, resulting in the lowest output costs per unit of input of any anaerobic digestion system known to Microgy.



ANIMAL WASTE
SUBSTRATE
ELECTRIC GENERATION
ELECTRIOTY TO THE GRID
RNG™ TO THE PIPELINE
CLEAN FUEL
CNG/LNG
GAS CONDITIONING
RNG™ FOR THERMAL GENERATION
BIOGAS
CARBON CREDITS
SOLIDS
LIQUIDS
DIGESTER
SEPERATOR

License Agreement with Danish Biogas Technology A/S

Microgy licenses the anaerobic digestion portion of its technology from Danish Biogas Technology A/S, referred to as DBT. DBT's parent, Xergi A/S, referred to as Xergi, is 50% owned by Schouw & Co., a Danish public company and 50% by DDH, a Danish environmental and engineering firm. DBT has been a leader in the development of this technology and has constructed 30 anaerobic digester facilities in Europe over the past 15 years. In Denmark, DBT's systems have been successful in providing manure management and viable renewable energy for many years.

In May 2000, Microgy entered into a licensing agreement with DBT that granted Microgy a perpetual and exclusive license in North America for the commercial development and use of certain proprietary technologies, including Microgy's core anaerobic digestion technology. This license agreement was amended in April 2003 and March 2005 to further define certain support obligations of DBT and to amend the structure of the compensation payable to DBT for use of the license. According to the license as amended, DBT will receive fixed payments for its participation in the design phase of each project, including engineering work and construction drawings, and a licensing fee, included in the cost of the facility, that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating. We believe that our relationship with DBT is good.

Facility and Business Development Efforts

Identified Facilities Development

The following table sets forth facilities that we have identified to date as being under development by Microgy and its affiliates, including information with respect to the type of facility, its location, and its anticipated output:

Facility	Location	Type Gas	RNG Production(a)
Mission	TX	RNG	635,000
Rio Leche	TX	RNG	635,000
Cnossen	TX	RNG	635,000
Hanford Cluster	CA	RNG	732,000
Bar 20	CA	RNG	601,000
Riverdale Cluster	CA	RNG	621,000
Cargill 1	ID	RNG	550,000
Cargill 2	CO	RNG	365,000
Swift-Grand Island	NE	Inside-the-Fence	235,000
Total			**5,009,000**

(a) Expected gas production in MMBtu / year at full operation.

The foregoing table does not include the Huckabay Ridge facility, which is now in operation. In addition, the table does not include projects currently under consideration that have not been finalized for active development. Projects currently in this latter category have an expected annual production of up to approximately 12 million MMBtu/year.

Business Development Agreement (BDA) with Cargill

In October 2006, we entered into the BDA with Cargill, Incorporated, acting through its Emerging Business Accelerator Unit, referred to as Cargill. Pursuant to the terms of the BDA, Cargill has agreed to use its reasonable efforts to identify potential anaerobic digester projects for development by us within Cargill's network of customers, farmers and strategic business partners in North America. Cargill and Microgy will work jointly to identify specific targeted markets for developing such projects within the Cargill network, and Cargill will identify project candidates based upon agreed project guidelines. We will consider each project candidate and select those candidates we want Cargill to pursue further on our behalf. Cargill will then negotiate with such project candidates with the goal of obtaining a binding agreement whereby such project candidates commit to give Microgy the option to implement an anaerobic digester project. Once a project commitment has been signed, Cargill will present it to us for review and consideration. We will then proceed with the negotiation of mutually acceptable leases and other project agreements with the project candidates in which we are interested.

In consideration of Cargill's services under the BDA, we will grant to Cargill warrants to purchase shares of our common stock equal to 1% of the outstanding shares of our common stock on a fully-diluted basis on such date as Cargill delivers executed project commitments with project candidates relating to anaerobic digester projects covering 10,000 cow equivalents, as defined, and thereafter to issue similar warrants on each succeeding date on which the same warrant issuance conditions have again been satisfied, up to a maximum of 4.99% of the outstanding shares of common stock on such issuance date subject to all warrants in the aggregate. The warrants will be exercisable for a period of five years from the issuance date, and will have an exercise price per share equal to 75% of the closing price of our common stock on the last trading day prior to the issuance date. To date, we have granted Cargill warrants to purchase 175,912 shares of our common stock at an exercise price of $5.37 per share under this arrangement.

As further consideration for Cargill's services under the BDA, for a three-year period beginning with the first date of issuance of a greenhouse gas reduction certificate issued to, owned or controlled by us derived from an anaerobic digester project subject to a project commitment, referred to as an eligible certificate, we will convey to Cargill or its designee ownership of 25% of all such eligible certificates, after giving effect to any share of such certificates owed to a project candidate pursuant to the terms of any lease or other project agreement with such project candidate. During such three-year period, Cargill will also have the first right to bid on any other proposed sale or conveyance of any eligible certificates. In addition, with respect to each project subject to a project commitment which generates revenue to us from the sale of gas, electricity or other by-products (but not including sales of greenhouse gas reduction certificates), we will be obligated to pay to Cargill, within 30 days of receipt of such revenues, 2% of such revenues for a five-year period beginning on the date on which any such revenue is first received. Finally, during a three-year period following the date of first generation of gas or electricity by an anaerobic digestion project subject to a project commitment, Cargill will have the first right to bid on the proposed sale or conveyance of all such gas or electricity.

The BDA will terminate upon the earliest of the following events:

- the third anniversary of the date of the BDA;
- the delivery by Cargill of project commitments signed by project candidates covering 50,000 dairy cow equivalents;
- termination by a party if a court shall have entered a final, non-appealable order, decree, ruling or other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the BDA;
- termination by a party if the other party is in material breach or default, which breach or default is not cured within 30 days after the date of notice thereof;
- termination by a party if the other party becomes insolvent or unable to pay its debts when due, has a trustee or receiver appointed for any or all of its assets, makes an assignment for the benefit of creditors or has a bankruptcy petition filed by or against it which is not dismissed within 90 days;
- termination by a party if the other party ceases, or threatens to cease, to carry on business; or
- termination by a party for any reason upon 30 days' written notice to the other party.

Upon any termination of the BDA, the BDA will become void, and the parties will have no liability or obligation thereunder, except for liabilities resulting from breach of the BDA on or prior to the date of termination, and except that Cargill will be entitled to any consideration described above for all anaerobic digestion projects subject to a Project Commitment entered into prior to the date of termination. Notwithstanding any termination of the BDA, during the term of the BDA and for a period of two years after the date of termination, we will not solicit or negotiate with any person who had entered into negotiations with Cargill or its affiliates with respect to an anaerobic digestion project but with whom no project commitment has been concluded, without the prior written consent of Cargill or Cargill's participation.

Pursuant to the terms of the BDA, we agreed not to enter into a similar business development agreement with certain prohibited parties identified by Cargill from time to time, provided that there cannot be any more than seven prohibited parties at any given time, and further provided that Cargill may not deem a party to be prohibited if we were having discussions with the party prior to its being so designated by Cargill.

Customers and Suppliers

Customers

Microgy intends to sell the gas generated by its facilities pursuant to mid- to long-term purchase and sale commitments with fixed or predictable prices, at a premium to the natural gas market. When beneficial, Microgy may elect to sell some of the gas in the spot market, as a commodity with appropriate price hedging mechanisms.

Microgy's smaller-scale multi-digester facilities will be developed to supply the gas needs of a single customer on-site, such as Swift, pursuant to a long-term purchase and sale agreement, though Microgy expects to have the right to market excess gas not used by these customers.

In the twelve months ending December 31, 2008, we recognized $1.7 million in total revenues from sales of RNG and tipping fees at our Huckabay Ridge facility and revenues of $1.2 million from sales, operations and maintenance services and carbon sequestration credit sales related to the Wisconsin facilities. Revenue in 2007 was entirely related to the facilities in Wisconsin under our relationship with Dairyland.

Microgy had two significant customers in 2008, Dairyland and Lower Colorado River Authority, which provided over 10% of 2008 revenues. We believe our relationship with these customers has been good. In late 2008, Lower Colorado River Authority was replaced with Pacific Gas and Electric Company as the purchaser of gas from our Huckabay Ridge facility.

In March 2009, we signed a 10 year renewable natural gas supply agreement with Xcel Energy. The agreement, which has an additional 10 year option, provides that the Microgy RNG® will be sold to Xcel on a fixed price basis at a premium to the current market price for traditional natural gas. The production will come from a facility in Colorado on which we intend to commence construction in 2010.

Suppliers

Microgy and its affiliates generally obtain the construction materials and equipment necessary to construct and operate their facilities from commercial sources pursuant to purchase orders and similar arrangements. Microgy believes these materials and equipment to be generally commercially available. Microgy and its affiliates generally enter into manure handling agreements with the farms on which their facilities are located for the supply of manure for the operation of such facilities, or arrangements for the operation by third parties of manure composting operations on land owned by Microgy affiliates. Microgy generally seeks to locate its large-scale multi-digester facilities in areas with a high concentration of manure from diverse sources.

Substrate for a facility can be obtained from a variety of sources, either on an opportunistic basis, pursuant to informal supply relationships, or from the operations of the consumer of the gas, in the case of the smaller-scale, single customer installations. Substrate can also be obtained via long-term contract, such as the agreement in place with Liquid Environmental Solutions Corp.

Discontinued Operations

Buzzard Power Corporation, referred to as Buzzard, is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard formerly leased a generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station. Buzzard completed the disposition of its leasehold interest in this facility on February 29, 2008.

The disposition of Buzzard's leasehold interest in the Scrubgrass facility has substantially reduced our revenue base and will continue our trend of operating losses and uses of cash until the revenue base for Microgy grows to sufficient levels to support our expense base.

Competition

Microgy plans to generate revenue from the development and ownership of facilities that market renewable, "green" energy in addition to providing pollution control features to the agricultural and food industry markets. Microgy's "green" competitors include other energy producers using biomass combustion, biomass anaerobic digestion, geothermal, solar, wind, new hydro and other renewable sources. These companies represent a significant class of competitors because they will compete with Microgy for sale of marketable renewable energy credits and participation in various renewable portfolios and other programs.

Competition in the traditional energy business from electric utilities and other energy companies is well established, with many substantial entities having multi-billion dollar, multi-national operations. Many of these companies are beginning to compete in the alternative fuels and renewable energy business with the growth of the industry and the advent of many new technologies. Larger companies, due to their greater financial and other resources, will be better positioned than Microgy to develop new technologies and to install existing or more advanced renewable energy facilities, which could harm Microgy's business. Microgy also faces many forms of competition with respect to the resources required to operate its facilities. Such competition includes other providers of pollution control, including environmental engineers, providers of pollution control systems, private companies, public companies, associations, cooperatives, government programs, foreign companies, and educational pilot programs. Furthermore, there are many companies that offer anaerobic digester systems. A number of competitors have more mature businesses and have successfully installed anaerobic digester systems in the United States. Microgy may be forced to compete with any of these competitors for access to equipment, construction supplies, skilled labor for the construction and operation of its facilities and the supplies of manure and substrate required to operate its facilities. In addition, Microgy may also have to compete for access to substances that make desirable substrates with other users of these substances, such as recyclers of waste grease and producers of biodiesel and other biofuels. The effect of such competition could be reflected in higher costs associated with obtaining access to these resources, as well as an insufficient supply of these resources for the profitable operation of Microgy's facilities.

Environmental Regulation

Our present and any future projects are and will be subject to various federal, state and local regulations pertaining to the protection of the environment, primarily in the areas of water and air pollution and waste management. Microgy intends to build plants in various states. These facilities will be subject to federal, state and local regulatory requirements in all the locations where they may operate.

In many cases, these regulations require a lengthy and complex process of obtaining and maintaining licenses, permits and approvals from federal, state and local agencies. We also have and will have significant administrative responsibilities to monitor our compliance with the regulations. As regulations are enacted or adopted in any of these jurisdictions, we cannot predict the effect of compliance therewith on our business. Our failure to comply with all new applicable requirements could require modifications to operating facilities. During periods of non-compliance, our operating facilities may be forced to shut down until the compliance issues are resolved. We are responsible for ensuring the compliance of our facilities with all the applicable requirements and, accordingly, we attempt to minimize these risks by dealing with reputable contractors and using appropriate technology to measure compliance with the applicable standards. The cost of environmental regulation does and will continue to affect our profitability.

Depending on the location of each individual plant, the federal Clean Water Act and state implementation plans of the federal Clean Air Act, as well as other state and local laws, may apply to Microgy's projects. The primary federal law affecting manure management on animal operations is the Clean Water Act, under which the National Pollutant Discharge Elimination System, or NPDES, program covers concentrated CAFOs.

Federal NPDES permits may be issued by the EPA or any state authorized by the EPA to implement the NPDES program. The EPA has certified 45 states to issue their own NPDES permits. Furthermore, in December 2002, the EPA issued new rules to regulate manure run-off on farms, one of the nation's leading causes of water pollution. The new rules apply to an estimated 15,500 livestock operations across the country. These farms will need to obtain permits, submit an annual report, and develop and follow a plan that will ensure that measures are being instituted to minimize runoff from wastewater and manure. We believe that these requirements represent a significant opportunity for Microgy, insofar as a Microgy system can play a useful role in any animal waste management program.

We expect that all of our facilities will be required to obtain various state and local environmental and other permits and approvals. For example, grease-trap waste from restaurants and other food service providers is a desirable and highly available form of substrate for our facilities in Texas. The Texas Commission of Environmental Quality (TCEQ) environmental authorities classify grease-trap waste as Municipal Solid Waste (MSW) and such waste is managed as a non-hazardous municipal waste. Microgy is required to obtain a solid waste permit for each of our planned facilities in Texas to the extent we desire to use grease-trap waste as substrate in the operation of such facilities, and have obtained such a permit for the Huckabay Ridge facility. In addition, we have obtained water discharge permits for each of our planned California facilities, and obtaining such permits is a lengthy process. To date, our experience in obtaining such permits has been positive but future projects may, however, present unique circumstances, and the timing and cost of permits may be uncertain.

Energy Regulation

As evidenced by the facilities developed by Microgy in Wisconsin and under development by Microgy Replacement for Swift, Microgy's anaerobic digester facilities can be used for the generation of electricity. In the event that Microgy were to pursue applications of its technology for the generation of electricity for sale by Microgy into the electric grid, any such generating facility would become subject to the complex matrix of federal and state regulation of the energy sector, including the federal Public Utility Regulatory Policies Act, the Federal Power Act and the regulation and oversight of state public utility commissions. Microgy, itself, does not currently produce electricity for sale into the electric grid.

Employees

As of December 31, 2008, we had 44 employees, including executive officers and other marketing, finance, engineering and administrative personnel. None of our employees are represented by a collective bargaining agreement, and we consider our relations with our employees to be good. In early 2009, as a result of a reduction in force and attrition, the number of employees was reduced by 11 to 33 as of March 16, 2009. Facility operating personnel are 12 of the remaining 33 employees.

Available Information

We maintain a website with the address *www.environmentalpower.com*. We are not including the information contained on our web site as part of, or incorporating it by reference into this annual report. We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Investing in our securities, involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations and adversely affect our prospects. The order in which such risks are presented does not necessarily reflect the relative importance of such risks or the likelihood that any of the events or circumstances described below will occur or exist.

If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business

We have experienced losses to date, and we anticipate that we will continue to experience losses through at least 2010, which means that we will have to raise significant additional financing in the first half of 2009 in order to continue our business operations.

We are a company in the process of pursuing an aggressive and novel business approach to the construction and operation of renewable energy facilities and the production of renewable natural gas. As noted below, our sole operating business, Microgy, is in the early stages of its development. As a result, we have a history of losses. For the year ended December 31, 2008 we incurred a net loss from continuing operations of $22,996,000 which includes a non-cash, non-recurring expense for the impairment of goodwill of $4,913,000. For the years ended December 31, 2007 and 2006, we incurred net losses from continuing operations of $11,161,000, and $11,399,000, respectively. We expect to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to further develop our business. We currently expect that these ongoing losses will adversely affect our financial condition through at least 2010. As a result of these losses, we anticipate that we will, in all likelihood, have to rely on external financing for most of our capital and operational requirements. We will need to raise substantial financing in the first half of 2009 in order to fund ongoing general and administrative expenses associated with our corporate overhead as well as interest and dividend requirements and to continue as a going concern. We currently have no commitments for any such financing. We cannot assure you such financing will be available on reasonable terms or in a timely fashion, or at all, particularly in the current economic environment, in which capital raising activities are especially challenging. Future losses are likely to continue unless we successfully implement our business plan. If we are not successful in reaching and maintaining profitable operations, we may not be able to attract sufficient capital to continue our operations. Our inability to obtain adequate financing would likely result in the need to reduce the number of projects we construct and even to curtail or cease our business operations and would materially impair the value of your investment in our securities.

Our sole operating business, Microgy, has limited operating history from which to evaluate its business and products.

Our sole operating business, Microgy, was formed in 1999 and remains in the early stages of its development. Microgy is developing facilities that use environmentally friendly anaerobic digestion and other technologies to produce biogas from animal and organic wastes. Although Microgy has developed and is operating three single digester facilities in Wisconsin and the multi-digester Huckabay Ridge facility, Microgy still has limited experience in the construction and operation of multiple digester facilities such as those Microgy is currently constructing or intends to construct, and limited experience in gas conditioning or the sale of gas as a commodity. In addition, Microgy has experienced challenges during the startup and initial operation of the Huckabay Ridge facility that have resulted in outages for corrective measures. We took advantage of such an outage to complete comprehensive upgrades to process-instrumentation and controls, the gas conditioning system, and the gas-collection system in order to achieve anticipated performance levels. While we gained valuable knowledge as to our processes and incorporated the lessons learned into future projects, we cannot assure you that similar challenges will not be encountered with respect to future facilities. Because of Microgy's limited experience, there is a risk that Microgy may never be profitable.

Microgy cannot predict when any facility will be completed, what Microgy's costs will be or, consequently, whether Microgy or any facility developed by Microgy will be profitable.

Development of Microgy's facilities is an inherently risky activity, subject to significant uncertainties and a lengthy development cycle. Uncertainties and risks include those relating to costs and availability of supplies and labor, costs and quality of facility components and installation services, fluctuations in the prices available for the sale of facility output and timing of completion of construction and commencement of commercial operations. Furthermore, obtaining the large number of agreements, permits and approvals necessary to develop, install, operate and manage any of Microgy's facilities, as well as to market the energy and other co-products and to provide necessary related resources and services, involves a long development cycle and decision-making process. Microgy is required to enter into or obtain some or all of the following in connection with the development of its facilities:

- Off-take interconnection agreements;
- Site agreements;
- Supply contracts;
- Design/build or other construction-related agreements;
- Off-take agreements for gas produced;
- Power sales contracts for facilities dedicated to the generation of electricity;
- Agreements for the sale of greenhouse gas offset credits or other tradable environmental attributes;
- Various co-product sales agreements;
- Waste disposal agreements;
- Environmental and other permits and licenses;
- Government approvals; and
- Financing commitments required for the successful completion of facilities under consideration.

Microgy's failure to accomplish any of these objectives could materially increase the cost, or prevent the successful completion of, development or operation of facilities and incur the loss of any investment made. Many of these objectives are dependent upon decisions by third parties. Delays in such parties' decision-making process are outside of our control and may have a negative impact on our development costs, cost of operations, receipt of revenue and revenue projections. We expect that, in some cases, it may take a year or more to obtain decisions on permits and approvals and to negotiate and close these complex agreements. Such delays could harm our operating results and financial condition.

As a result of the foregoing uncertainties we are unable to project with certainty Microgy's organizational, structural, staffing or other overhead costs, the construction or operating costs associated with any facility, or whether any facility, or Microgy as a whole, will generate a profit. If Microgy fails to generate a profit, your investment in our securities will be materially adversely affected.

If we are unable to obtain needed financing for Microgy's facilities, the value of our Microgy investment may be reduced significantly.

Because we have not yet generated sufficient positive cash flow, and do not expect to do so until at least 2011, we do not have adequate funds on hand to complete construction of the facilities we currently have planned. We are seeking and will require corporate, project or group financing to fund the cost of any development we may decide to pursue for Microgy's facilities. This financing may be difficult or impossible for us to obtain particularly in the current economic environment, in which capital raising activities are especially challenging. If we are unable to obtain such financing, the value of our Microgy investment may be reduced significantly, and we may be required to substantially curtail our business or completely cease construction or operation of any facilities. The availability of additional financing will depend on prospective lenders' or investors' review of our financial capabilities as well as specific facilities and other factors, including their assessment of our ability to construct and manage each facility successfully and the current state of the economy. Such financing may not be available to us on acceptable terms, or at all. If we are unable to obtain the required financing, we will have to reduce the number of projects we construct and may even have to curtail or cease our business operations, which would have a material adverse effect on your investment in our securities.

If Microgy is unable to obtain sufficient manure and substrate for its facilities at an acceptable cost, such facilities, and Microgy as a whole, will likely not be profitable.

The performance of Microgy's facilities is dependent on the availability of large quantities of animal manure and substrates derived from animal and other organic waste resources to produce raw energy and meet performance standards in the generation of renewable natural gas. A substantial portion of the gas production of Microgy's facilities is derived from the co-digestion contribution enabled by substrate. While Microgy has or is expected to have agreements relating to the supply of manure and substrate, these agreements may not cover all of Microgy's requirements for such resources, and Microgy will be subject to the ability of the counterparties to such agreements to perform their obligations thereunder. Lack of manure or substrate or adverse changes in the nature or quality of such waste resources or the cost to supply or transport them would seriously affect the ability of Microgy's facilities to produce gas at profitable levels and, consequently, its ability to develop and finance facilities and to operate efficiently and generate income. As a result, its revenue and financial condition would be materially and negatively affected. We cannot assure you that the waste resources Microgy's facilities require will be available in the future for free or at prices that make them affordable or accessible.

Microgy is expected to derive a significant portion of its revenues from the sale of renewable natural gas; as a result it may have some exposure to volatility in the commodity price of natural gas.

Microgy is expected to derive a significant portion of its revenues from the sale of renewable natural gas. Microgy typically enters into medium-to-long-term off-take arrangements for the gas produced by its facilities as part of the planning and development of such facilities, and may enter into other hedging arrangements, in order to mitigate the associated commodity price risk. Furthermore, our subsidiary, Microgy Holdings, is required by the terms of its tax-exempt bonds to maintain certain gas price protection arrangements for specified periods of time. We believe that these arrangements will be considered normal purchases and sales and will not be subject to derivative accounting. However, there may be times when such off-take and hedging arrangements expire or otherwise terminate before new arrangements are put in place, and such arrangements are subject to the creditworthiness of the counterparties to them. In addition, we cannot assure you that any such risk management vehicles will always be available or successful. Because renewable natural gas commands a premium over, but still tracks prices for, conventional natural gas, Microgy will be exposed, to the extent not covered by long-term contracts, to market risk with respect to the commodity pricing of conventional natural gas. Historically, natural gas prices have been volatile and Microgy expects such volatility to continue.

We expect revenues from sales of greenhouse gas sequestration credits and other environmental attributes, but the market for such attributes is nascent and may not develop in a manner that allows us to profit from the sales of such credits to the level projected, or at all.

The multiple digester facilities that we plan to implement through Microgy Holdings and our other subsidiaries are expected to produce greenhouse gas offset credits and other marketable environmental attributes. While there exist trading markets for these attributes, and additional trading markets or other commercial avenues may develop, the existing trading markets are new and experience thin trading and price volatility, which can hinder sales of credits and make their value unpredictable. The quantity of credits that may be generated are a function of the carbon credit offset characteristics as determined by protocols used to document and verify the carbon offset value. These protocols continue to evolve, and changes in these protocols could substantially diminish further carbon credit eligibility. Furthermore, much of the participation in these markets is voluntary, in response to social and environmental concerns, as opposed to being driven by regulatory requirements. While many states and the federal government are pursuing or are considering carbon emissions limits and related initiatives that may spur greater development of and participation in these markets, we are unable to determine the effect of these initiatives on these markets. We cannot assure you that these trading markets will develop further, or even that they will continue to exist. In addition, many of our agreements with our business partners and investors require us to share such credits or any revenues we derive from sales of such credits, and agreements we negotiate in the future may also include such requirements. As a result of the foregoing, we may recognize significantly smaller revenues than we anticipate from the sale of greenhouse gas sequestration credits or other environmental attributes.

We have pledged all of our interest in our facilities in Texas and California as security for the loans relating to Microgy Holdings' tax-exempt bond financings in those jurisdictions, and our subsidiary, Microgy Grand Island, LLC, has entered into a financing lease with respect to the Grand Island facility.

We have invested, and expect to invest, substantial funds and resources in the Huckabay Ridge facility and the other multi-digester, renewable natural gas facilities in Texas, California and Nebraska. We have pledged all of our interest in the Huckabay Ridge facility, as well as the Rio Leche, Cnossen and Mission facilities in Texas as collateral security for the loan to our subsidiary, Microgy Holdings, from the Gulf Coast Industrial Development Authority of Texas relating to the $60 million tax-exempt bond financing we completed in November 2006. We have pledged all of our interest in the Riverdale and Hanford facilities in California as collateral security for the loan to our subsidiary, Microgy Holdings, from the California Statewide Communities Development Authority relating to the $62.425 million tax-exempt bond financing we completed in September 2008, and we expect to pledge all of our interest in the proposed Bar 20 facility in California if we are successful in closing the anticipated $26.02 million second tranche of such financing. While these loans are non-recourse to Environmental Power, Environmental Power is required to provide at least 20% of the construction costs of these facilities, as well as to cover any cost overruns in construction and certain other significant costs, which represents a substantial investment of corporate resources. If Microgy Holdings were to default on these loans, we would lose some or all of our investment in the Texas and California facilities, which would have a material adverse effect on our business, financial condition and results of operations. In addition, our subsidiary, Microgy Grand Island, LLC, has entered into a $7.0 million sale and leaseback transaction with the City of Grand Island, Nebraska in connection with its tax-exempt bond financing in Nebraska to finance the construction of the Grand Island facility, and has guaranteed the City's obligations under the tax-exempt bonds. Environmental Power has equity contribution and support obligations with respect to the Grand Island facility that are substantially similar to those under the Texas and California financings. If Microgy Grand Island defaults on its lease and guarantee obligations to the City of Grand Island, we would lose some or all of our investment in the Grand Island facility, which would have a material adverse effect on our business, financial condition and results of operations.

Microgy faces competition in the renewable energy market as well as for the resources necessary to operate its facilities.

Microgy plans to generate revenue from the development and ownership of facilities that market renewable, "green" energy in addition to providing pollution control features to the agricultural and food industry markets.

Microgy's "green" competitors include other energy producers using biomass combustion, biomass anaerobic digestion, geothermal, solar, wind, new hydro and other renewable sources. These companies represent a significant class of competitors because they will compete with Microgy for sale of marketable renewable energy credits and participation in various renewable portfolios and other programs.

Competition in the traditional energy business from electric utilities and other energy companies is well established, with many substantial entities having multi-billion dollar, multi-national operations. Many of these companies are beginning to compete in the alternative fuels and renewable energy business with the growth of the industry and the advent of many new technologies. Larger companies, due to their greater financial and other resources, will be better positioned than Microgy to develop new technologies and to install existing or more advanced renewable energy facilities, which could harm Microgy's business.

Microgy also faces many forms of competition with respect to the resources required to operate its facilities. Such competition includes other providers of pollution control, including environmental engineers, providers of pollution control systems, private companies, public companies, associations, cooperatives, government programs, foreign companies, and educational pilot programs. Furthermore, there are many companies that offer anaerobic digester systems. A number of these competitors have more mature businesses and have successfully installed anaerobic digester systems in the United States. Microgy may be forced to compete with any of these competitors for access to equipment, construction supplies, skilled labor for the construction and operation of its facilities and the supplies of manure and substrate required to operate its facilities. In addition, Microgy may also have to compete for access to substances that make desirable substrates with other users of these substances, such as recyclers of waste grease and producers of biodiesel and other biofuels. The effect of such competition could be reflected in higher costs associated with obtaining access to these resources, as well as an insufficient supply of these resources for the profitable operation of Microgy's facilities. If Microgy cannot obtain and maintain these supplies, or cannot obtain or maintain them at reasonable costs, the profitability of Microgy's business will be adversely affected.

Extreme weather events may have a material adverse effect on the operation on our facilities.

Microgy's facilities and sites are sensitive to extreme weather events. For instance, the anaerobic digestion process requires temperatures within a certain band, and extreme cold or heat may negatively impact the process or increase operating costs as a result of the need to counter such temperatures. This was the case in early 2007, when Texas experienced record cold temperatures that hindered startup of the Huckabay Ridge facility. Also, our sites contain retention ponds that have been designed with ample capacity to collect and retain storm water run-off, but, despite applying best maintenance practices, that capacity on rare occasions can be strained by severe rainfall. Thus, in August 2008, a 25-year record rainfall event caused a storm water retention pond breach and spill that required cleanup of a dry creek bed and reporting to the local environmental authorities. While Microgy considers typical local weather conditions in the design of its facilities and maintains appropriate insurance to mitigate associated risks to the extent commercially feasible, Microgy cannot anticipate all unusual weather events, and such events have had and may in the future have a material adverse effect on the operation of its facilities.

It is possible that we may expend large sums of money on individual projects to bring Microgy's products to market and that the revenue that Microgy derives from these products from new projects may be insufficient to fund our operations.

Microgy's business approach to the renewable energy may not produce results as anticipated, be profitable or be readily accepted by the marketplace. We cannot estimate whether the gas produced by facilities based on Microgy's technology will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if Microgy's technologies and business approach to Microgy's markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and negatively impacted.

Because we have not filed patents to protect Microgy's intellectual property, we might not be able to prevent others from using Microgy's technology; conversely, others who have filed for patent or other protection might be able to prevent Microgy from using its technology.

Microgy has not filed any patent applications on any of its intellectual property. Should Microgy decide to file patent applications, we cannot assure you that any patent applications relating to Microgy's existing or future products or technologies will result in patents being issued, that any issued patents will afford adequate protection to Microgy, or that such patents will not be challenged, invalidated, infringed or circumvented.

Furthermore, we cannot assure you that others have not developed, or will not develop, similar technologies that will compete with Microgy's without infringing upon Microgy's intellectual property rights or those of its licensor.

Third parties, including potential competitors, may already have filed patent applications relating to the subject matter of Microgy's current or future technology. In the event that any such patents are issued to such parties, such patents may preclude Microgy or its licensor from obtaining patent protection for its technologies, products or processes. In addition, such patents may hinder or prevent Microgy from commercializing its technology and could require Microgy to enter into licenses with such parties. We cannot assure you that any required licenses would be available to us on acceptable terms, or at all.

Microgy relies on confidentiality agreements and licensing agreements to maintain the proprietary nature of its technology. To compete effectively, Microgy may have to defend the rights to its intellectual property from time to time. Such defense costs may be significant and have a negative impact on our financial condition. In addition, we may lack the financial resources to adequately defend Microgy's intellectual property.

Microgy's facilities are likely to be subject to numerous governmental regulations.

We expect that Microgy's facilities are likely to be subject to various local, state and federal government regulations, including regulations covering air and water quality, solid waste disposal and related pollution issues. These regulations are mandated by the United States Environmental Protection Agency, or EPA, and state and local governments and are usually implemented through a permitting process, with ongoing compliance requirements thereafter. For example, grease-trap waste from restaurants and other food service providers is a desirable and highly available form of substrate for our facilities in Texas. However, the Texas environmental authorities required that we obtain a solid-waste permit for each of our planned facilities in Texas to the extent we desire to use grease-trap waste as substrate in the operation of such facilities. Furthermore, we have had to obtain water discharge permits for our planned California facilities, which typically involve a lengthy process. We expect that all of our facilities will be required to obtain various environmental and other permits and approvals, which will vary from location to location. In addition, our activities will fall under a number of health and safety regulations and laws and regulations relating to farming and zoning. Compliance with these regulations and permitting requirements could delay the development of facilities and could be costly and harm our financial condition.

Microgy's facilities may become subject to regulations or taxes based on carbon or other emissions.

Microgy's facilities produce and emit into the atmosphere carbon dioxide and hydrogen sulfide as a result of the anaerobic digestion gas conditioning processes that they employ. While such facilities capture and thereby reduce the amount of methane, a potent greenhouse gas, that would otherwise enter the atmosphere, there are direct emissions of carbon dioxide, another greenhouse gas. As such, Microgy's facilities may still be subject to future federal or state legislation or regulation, or the implementation of international treaties, which seek to limit or impose a cost on greenhouse gas emissions. If any such legislation, regulations or treaties were implemented, Microgy may be required to expend resources to capture the carbon dioxide it produces, pay a tax on its carbon dioxide emissions, purchase greenhouse gas offset credits, reduce the greenhouse offset credits claimed for such facilities or take similar actions. In addition, Microgy could become subject to federal, state and local taxes and regulations regarding its other emissions. Any of the foregoing could harm the profitability of Microgy's facilities.

Our operating results are difficult to predict in advance and may fluctuate significantly, which may result in a substantial decline in our stock price.

Our operating results are difficult to predict in advance and may fluctuate significantly, and a failure to meet the expectations of analysts or our stockholders would likely result in a substantial decline in our stock price.

Factors that are likely to cause our results to fluctuate include the following:

- the amount and timing of our operating expenses and capital expenditures;
- the success or failure of the facilities currently underway;
- our ability to specify, develop and complete facilities, and to introduce and market the energy created by such facilities and bring them to volume production in a timely manner;
- the rate of adoption and acceptance of new industry standards in our target markets; and
- other unforeseen activities or issues.

If our operating results fluctuate greatly, our business may be materially adversely affected and our stock price will likely decline.

Risks Relating to Our Capital Stock

We have numerous outstanding shares of restricted common stock, as well as options, warrants and shares of preferred stock exercisable or convertible into a substantial number of shares of our common stock; the resale of outstanding restricted shares, as well as the exercise or conversion of these securities and the resale of the underlying shares, may adversely affect the price of our common stock.

The resale by our stockholders of shares of our restricted common stock or securities exercisable for or convertible into shares of our common stock could cause the market price of our common stock to decline.

A significant portion of our outstanding shares of common stock had been restricted from immediate resale, but is now available for sale in the market pursuant to Rule 144 under the Securities Act of 1933. As of December 31, 2008, we had approximately:

- 15,614,604 shares of our common stock issued and outstanding, of which 1,212,726 shares of common stock outstanding are "restricted securities" within the meaning of Rule 144 and 35,250 shares are subject to vesting pursuant to restricted stock awards granted to certain employees; and
- 2,823,659 shares of common stock issuable upon conversion of our series A preferred stock;

all of which shares, other than employee restricted stock awards subject to vesting, are eligible for resale without volume and manner of sale restrictions in accordance with Rule 144, except to the extent held by our affiliates. We are currently authorized to issue 50,000,000 shares of common stock.

We also currently have on file with the Securities and Exchange Commission an effective registration statement that permits the resale of up to 100,000 shares of our common stock subject to warrants exercisable at a price of $6.33 per share by the holders of such warrants. In addition, in connection with our sale of shares of our series A preferred stock and common stock warrants on November 9, 2006, we filed a registration statement to permit the resale of up to 4,387,360 shares of common stock issuable upon conversion of such shares of series A preferred stock and exercise of such warrants, which registration statement is currently effective. The shares of series A preferred stock were convertible at a conversion price of $5.27 per share, and the common stock warrants were exercisable at a price of $5.52 per share as to 1,406,205 of the warrants, and $5.27 per share as to 168,745 of the warrants. In October 2007, the exercise price of the warrants was reduced to $5.25 per share, and the preferred stock conversion price was reduced to $5.25 per share as a result of anti–dilution adjustments triggered by the issuance of common stock in the October 2007 public offering, resulting in an increase of 11,250 in the number of shares of our common stock issuable upon conversion of the series A preferred stock.

In addition, pursuant to our business development agreement with Cargill, Incorporated, we may issue warrants to Cargill from time to time to acquire up to an aggregate of 4.99% of our outstanding common stock on a fully diluted basis, at an exercise price equal to 75% of the closing price of our common stock on the date on which such warrants are issued. In May 2007, we issued to Cargill warrants to purchase 175,912 shares of our common stock at an exercise price of $5.37 per share, representing 1% our fully diluted common stock at the time, as required by the business development agreement.

On March 13, 2009, we closed on the sale of $5 million original principal amount of our 14% convertible notes due January 1, 2014. These notes are convertible into an aggregate of up to approximately 925,926 shares of our common stock, based upon the minimum conversion price of the notes, all of which shares may be sold by the holders thereof without restriction, except to the extent held by our affiliates.

As of December 31, 2008, we had outstanding options and warrants to acquire up to approximately 4,905,935 shares of our common stock at prices ranging from $1.75 to $8.89 per share, with a weighted average exercise price of $2.98 per share. The shares of common stock issuable upon exercise of these options will be freely transferable without restriction, except to the extent that they are held by our affiliates. Any shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which equals approximately 156,000 shares as of December 31, 2008, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

As a result of the resale of outstanding shares of our common stock, including restricted shares and shares issuable upon exercise or conversion of the foregoing securities, the price of our common stock may be adversely affected.

The issuance of preferred stock may adversely affect the value of our common stock or make it more difficult for a party to acquire a controlling interest in our company.

We are authorized to issue up to 2,000,000 shares of preferred stock, of which 281,241 shares have been designated as series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock, and which are currently issued and outstanding. The preferred stock not already designated and issued may be issued in series from time to time with such designations, rights, preferences and limitations as our board of directors may determine by resolution without stockholder approval. While the terms of the series A preferred stock do not currently allow for the issuance of preferred stock having dividend and liquidation preferences greater than or senior to the series A preferred stock, any future issuances of preferred stock may enjoy dividend and liquidation preferences over our common stock, thereby diminishing the value of our common stock. Furthermore, the issuance of preferred stock, as well as any authorized but unreserved common stock, while providing flexibility in connection with possible future financings or acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in our company.

Our management and directors, as well as the holders of our series A preferred stock, are able to exercise significant control over our management and affairs.

As of December 31, 2008, executive officers and directors, including Richard E. Kessel, Joseph E. Cresci, Roger Ballentine, Kamlesh R. Tejwani, Robert I. Weisberg, John R. Cooper, August Schumacher, Jr., Lon Hatamiya, Steven Kessner, Michael E. Thomas and Dennis Haines, beneficially owned approximately 17.46% of our outstanding common stock. In addition, the three holders of our series A preferred stock, two of which are affiliated with each other, control approximately 18.3% of the total number of votes currently entitled to be cast at any meeting of our stockholders. While there are no voting agreements among them, such persons, as a group, may be able to exercise some level of control over the outcome of matters submitted for stockholder action, including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control of our company and, therefore, your opportunity to sell your shares in such a transaction. Furthermore, the holders of our series A preferred stock have special approval rights with respect to certain changes to our certificate of incorporation and certain other corporate actions.

The lack of a developed trading market may make it difficult for you to sell shares of our common stock.

While our common stock is currently listed for trading on the NASDAQ Capital Market, trading activity in our common stock has fluctuated and has at times been limited. For example, for the one-month period from December 1, 2008 to December 31, 2008, our daily trading volume ranged from a low of 26,500 shares to a high of 1,363,500 shares, and averaged 144,600 shares. We cannot guarantee that a consistently active trading market will develop in the future. As a result, a holder of our common stock may find it difficult to dispose of our common stock.

If we fail to continue to meet all applicable continued listing requirements of The NASDAQ Capital Market and NASDAQ determines to delist our common stock, the market liquidity and market price of our common stock could decline.

Our common stock is currently listed on The NASDAQ Capital Market. In order to maintain that listing, we must satisfy minimum financial and other listing requirements. Among these requirements is that our common stock maintain a minimum closing bid price of at least $1.00 per share. If our common stock fails to maintain a minimum closing bid price of at least $1.00 per share for thirty consecutive business days, we will have a 180-day period to regain compliance with the minimum bid price rule. If we fail to regain compliance within such period, our common stock may be subject to delisting from the NASDAQ Capital Market. NASDAQ temporarily suspended its minimum bid price rule effective October 16, 2008 until January 16, 2009, due to overall conditions affecting the stock markets. This suspension was recently extended to April 19, 2009. Our common stock has not had a minimum closing bid price of $1.00 per share since October 20, 2008. If we fail to continue to meet all applicable listing requirements of The NASDAQ Capital Market and NASDAQ determines to delist our common stock, an active trading market for our common stock may not be sustained and the market price of our common stock could decline. In addition, the delisting of our common stock would also trigger a right on the part of the holders of our outstanding shares of series A preferred stock to increase the cumulative dividend rate on such shares from 9% per year to 16% per year. We cannot assure you that we will not ultimately fail to comply with the minimum bid price rule or other NASDAQ listing standards.

The market price for our common stock has been and may continue to be volatile.

The market price for our common stock has been volatile, and it is likely to continue to be so. In addition, the market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new facilities and products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts' projections of our performance. Furthermore, the stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies such as ours. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. As a result of fluctuations related or unrelated to our performance, the value of our common stock may be materially adversely affected.

We will require and are actively seeking significant additional financing, which may result in our issuing a significant number of shares of our common stock or preferred stock, which in turn may dilute the value of your shares.

We have historically needed to raise capital to fund our operating losses. We expect to continue to incur operating losses through at least 2010. In November 2006, we completed a tax-exempt bond financing in Texas to finance a portion of the construction costs of our Texas facilities, as well as a $15 million private placement of our series A preferred stock and common stock warrants. In October 2007, we completed a public offering resulting in net proceeds to us of approximately $26.6 million. In July 2008, we completed a $7.0 million tax-exempt bond financing in Nebraska to finance a portion of the construction costs of our Grand Island facility. In September 2008, we completed a $62.425 million first tranche tax-exempt bond financing in California to finance a portion of the constructions costs of our proposed California facilities, and anticipate pursuing a proposed $26.02 million second tranche financing. On March 13, 2009 we closed on a sale of $5.0 million original principal amount of our 14% convertible notes due January 1, 2014 for net proceeds of approximately $4.4 million, and we continue to work with our financial advisors to identify and explore various opportunities to raise the capital we require. However, we cannot assure you that we will be able to raise sufficient capital on acceptable terms, or at all. The level of funds we are able to raise, if any, will determine the level of development and construction activity that we can pursue and whether we will be able to continue as a going concern. We will require and will continue to seek corporate and project financing to fund our ongoing overhead and growth plans as well as the cost of any development we may decide to pursue for our facilities. Without limiting the foregoing, as described elsewhere in this annual report, we will have to raise significant additional capital in the first half of 2009 in order to fund ongoing general and administrative expenses associated with our corporate overhead as well as interest and dividend requirements. We cannot assure you that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any such financing could be in the form of debt or equity instruments or a combination of debt and equity instruments. To the extent any such financing involves equity or convertible debt, we may issue a significant number of shares of our common stock or preferred stock, which will dilute an existing investment in our common stock, and we may issue such shares at prices that may be lower than the price paid for our common stock by our stockholders. In addition, if we issue shares of preferred stock, such preferred stock may have rights and preferences that are superior to those of our common stock. Indeed, the shares of our series A preferred stock issued in our November 2006 private placement have rights and preferences that are superior to those of our common stock. Because we are authorized to issue shares of additional series of preferred stock, as designated by our board of directors, subject to certain limitations included in the terms of our series A preferred stock, we may issue more shares of preferred stock in the future.

Issuances of common stock or securities convertible into common stock in the future could dilute existing stockholders and adversely affect the market price of our common stock. Of the 50,000,000 shares of authorized common stock, 15,703,034 are issued, 15,614,604 are outstanding and 4,905,935 have been reserved for issuance upon the exercise of options and warrants outstanding as of December 31, 2008. An additional 2,823,660 shares have been reserved for issuance in connection with the conversion of shares of our series A preferred stock issued in our November 2006 private placement. We may also issue warrants to purchase up to 4.99% of our common stock, on a fully diluted basis, to Cargill, Incorporated pursuant to the terms of our business development agreement. In May 2007, we issued warrants to purchase 175,912 shares of our common stock at an exercise price $5.37 per share, representing 1% of our fully diluted common stock at the time to Cargill as required by the business development agreement. Additionally, in October 2007, we issued 5,400,000 shares of common stock in an underwritten public offering. We also have the authority to issue preferred stock as previously described, debt securities convertible into common stock, and options and warrants to purchase shares of our common stock. We may issue shares of common stock or securities convertible into common stock at values below our market price up to a maximum of 19.9% of our outstanding common stock without stockholder approval, which values may be substantially below the price paid for our common stock by our stockholders. We also do not need stockholder approval to issue an unlimited number of shares of common stock or securities convertible into common stock (provided sufficient shares of common stock are authorized and unreserved) at or above the market price for our common stock pursuant to certain NASDAQ Capital Market requirements. Any such issuances could be at values below the price paid for our common stock by our stockholders.

Our outstanding series A preferred stock has rights and preferences superior to that of our common stock, may impair our ability to raise additional financing, may harm our financial condition if we are required to redeem it and could have the effect of discouraging an acquisition or reducing the amount of proceeds available to common stockholders upon such an acquisition.

Our shares of series A preferred stock have rights and preferences which are superior to those of our common stock, including:

- an accruing dividend of 9% on the stated value of each outstanding share of series A preferred stock, payable before the payment of any dividends on our common stock;
- a preference upon liquidation, dissolution or winding up of Environmental Power equal to 200% of the stated value of each share of preferred stock, plus any accrued but unpaid dividends;
- the right to consent to certain changes to our certificate of incorporation and bylaws, and certain other significant corporate actions; and
- the right to a payment equal to 150% of the stated value of each outstanding share of Series A preferred stock upon certain change-in-control events.

Our series A preferred stock may also have a material adverse effect on our financial condition and results of operations. With certain exceptions, including exceptions for permitted indebtedness, as defined, we have agreed to limit our ability to incur additional indebtedness while such preferred stock is outstanding. Subject to other exceptions, we have also agreed with series A holders not to issue stock senior to or on a par with series A preferred stock. These constraints could materially and adversely affect our ability to raise funds necessary to continue our business. In addition, the series A preferred stock provides for various triggering events, such as our common stock not being listed for trading on the American Stock Exchange, NASDAQ Global Market, NASDAQ Capital Market or New York Stock Exchange, the failure to deliver shares of our common stock upon conversion and specified change of control transactions. Several other triggering events are described in the certificate of designations, preferences and rights of the series A preferred stock. If one of these triggering events occurs, we may be required to redeem all or part of the outstanding shares of series A preferred stock at 120% of their stated value (150% in the case of certain change in control transactions), including payment of accrued dividends and penalties, or the dividend rate on the series A preferred stock may be increased from 9% per year to 16% per year, depending on the triggering event and the elections made by the holders of the series A preferred stock. Some of the triggering events include matters over which we may have some, little, or no control. Any such redemption could leave us with little or no working capital for our business. Furthermore, by virtue of their voting power and other rights and preferences, the outstanding series A preferred stock could have the effect of blocking or discouraging certain acquisitions of our company or reducing the proceeds available to common stockholders as a result of any such acquisitions.

We do not intend to pay cash dividends on our common stock.

We have not paid cash dividends on our common stock since 2001, and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon the future earnings, capital requirements, financial requirements and other factors that our board of directors will consider, and is subject to the prior payment of all accrued but unpaid dividends on our series A preferred stock. Furthermore, the terms of our series A preferred stock prohibit the payment of dividends on our common stock while any shares of our series A preferred stock are outstanding. Because we do not anticipate paying cash dividends on our common stock, the return on any investment in our common stock will depend solely on a change, if any, in the market value of our common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

In the ordinary course of our business, we lease office space at various locations. We believe this office space, including the space for our corporate headquarters, located in Tarrytown, N.Y. is replaceable at reasonable rates.

Microgy Holdings' wholly owned subsidiary, MST Estates LLC, owns approximately seventy-two acres of land in Erath County, Texas, which is the site on which the Huckabay Ridge project is located. We believe the company's Huckabay Ridge facility is the largest renewable natural gas plant of its kind in North America. The plant generates methane-rich biogas from manure and other agricultural waste, conditions it to natural gas standards and distributes it through a commercial pipeline. Huckabay Ridge consists of eight anaerobic digesters that extract methane-rich biogas from waste to produce energy.

Microgy Holdings' wholly owned subsidiary, Rio Leche Estates L.L.C., owns approximately ninety-two acres of land in Dublin, Texas, which is the site on which the planned Rio Leche facility is expected to be located.

In addition to the foregoing, in the ordinary course of our business, certain of the company's operating subsidiaries enter into long-term leases with nominal annual rent authorizing construction and operation of our facilities on various host properties.

Item 3. Legal Proceedings

We are not currently a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders, through solicitation of proxies or otherwise, during the last quarter of the year ended December 31, 2008.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, their ages and their positions as of February 29, 2009 are set forth below:

Name	Age	Position
Richard E. Kessel	59	President and Chief Executive Officer and President
Michael E. Thomas	49	Senior Vice President, Chief Financial Officer and Treasurer
Dennis Haines	56	Vice President , General Counsel and Secretary

Richard E. Kessel has been our President and Chief Executive Officer since July 2006. From October 2003 to July 2006, Mr. Kessel was President and Chief Executive Officer of Bedford Partners, a consulting firm assisting private equity firms in acquiring energy, water, waste and other service related enterprises. From July 1, 2002 to September 30, 2003, Mr. Kessel served as the President and Chief Executive Officer for North America, and a Senior Vice President of, Suez Environment, an international company focused on water, wastewater and waste services. The North American operations overseen by Mr. Kessel were comprised of five companies with over 9,200 employees, $1.3 billion in annual revenues and $1.5 billion in assets. Mr. Kessel served as President and Chief Executive Officer of Trigen Energy Corporation, an energy services company with $1 billion in assets, $533 million in annual revenue and 34 operating facilities in 22 states, from April 1, 2000 to June 30, 2002, after serving as its Executive Vice President and Chief Operating Officer from December 1993 to March 31, 2000. Previously, Mr. Kessel was President and Chief Executive Officer of United Thermal Corporation (acquired by Trigen), which owned and operated the district energy systems in Baltimore, Boston, Philadelphia and St. Louis, and Chief Operating Officer of Sithe Energies, Inc., a developer of independent power projects in the United States and global markets. Mr. Kessel serves on the board of directors of ISO New England, Inc., the operator of the New England region's bulk power system and wholesale electricity markets. Mr. Kessel holds a B.S. in electrical engineering from Manhattan College, completed the course work for a masters in finance from New York University's Stern School of Business and received an advanced management degree from the Wharton School of Business Executive Program.

Michael E. Thomas has been our Senior Vice President and Chief Financial Officer since May 2007 and became Treasurer in June 2007. From January 2007 to May 2007, Mr. Thomas was the principal of MET Consulting, LLC, a business and financial services consulting firm. From January 1999 to December 2006, Mr. Thomas was Vice President, Chief Financial Officer for Maine Yankee Atomic Power Company. From October 2004 to December 2006, Mr. Thomas served as Vice President and Chief Financial Officer for Connecticut Yankee Atomic Power Company and from December 2004 to December 2006 as Vice President and Chief Financial Officer for Yankee Atomic Electric Company. In these capacities, Mr. Thomas had responsibility for financial reporting, investment management, risk management and treasury functions, as well as human resources responsibilities for these three utilities, which had combined assets of over $1 billion and substantially completed decommissioning programs for the three nuclear power plants owned by them during Mr. Thomas' tenure. From 1991 to 1999, Mr. Thomas held various other finance positions with Maine Yankee Atomic Power Company, including Manager of Financial Services and Vice President and Treasurer. From 1984 to 1989, Mr. Thomas held various finance positions with Central Maine Power Company, including Senior Financial Analyst and Director of Treasury Operations. Mr. Thomas holds a bachelor's degree with a major in economics from Bowdoin College and an MBA from the University of Southern Maine.

Dennis Haines has been our Vice President and General Counsel since October 2006 and Secretary since June 2007. For the last several years, Mr. Haines took on various assignments with Suez, a worldwide energy and environmental services provider, including serving as General Counsel at Teris L.L.C., a Suez subsidiary, from July 2005 to August 2006. From January 2003 to February 2005, Mr. Haines provided legal support to various other Suez units, including operations in Nova Scotia and the United Kingdom. From January 2001 to December 2002, Mr. Haines served as General Counsel at Trigen Energy Corporation, White Plains, NY, part of Suez Energy International. Mr. Haines was also General Counsel & Secretary at Zurn Industries, Inc., Erie, PA, an NYSE-traded company which, through Zurn/NEPCO, specialized in the design and construction of power-generation facilities worldwide. Mr. Haines is a graduate of the University of Pittsburgh (J.D., 1977, and B.A., 1974), and a member of the New York, California, and Pennsylvania Bars.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of and Dividends on Environmental Power's Common Stock and Related Stockholder Matters

Our common stock currently trades on the NASDAQ Capital Market under the symbol "EPG." As of December 31, 2008 there were approximately 162 record holders and over 1,500 beneficial holders of our common stock.

Prior to December 21, 2007, our common stock traded on the American Stock Exchange. The following table shows the quarterly high and low sales prices for our common stock during 2007 through December 20, 2007 as reported on the American Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2007		
First Quarter	$8.85	$6.35
Second Quarter	$9.34	$6.40
Third Quarter	$9.17	$4.60
Fourth Quarter (through December 20, 2007)	$5.50	$3.92

The following table shows the high and low sales prices for our common stock as reported on the NASDAQ Capital Market for the remainder of the fourth quarter of 2007 and for each of the quarters in the year ended December 31, 2008.

	High	Low
Fiscal Year Ended December 31, 2007		
Fourth Quarter (December 21, 2007 through December 31, 2007)	$5.04	$4.25
Fiscal Year Ended December 31, 2008		
First Quarter	$6.25	$3.65
Second Quarter	$5.62	$3.94
Third Quarter	$4.60	$1.62
Fourth Quarter	$2.25	$0.28

Our board of directors has not declared any dividends on our common stock since the last quarter of 2000. Due to the anticipated continued expansion of our business, our board of directors has determined that available cash should be used for operating and investing activities for the foreseeable future, except to the extent of cash dividends required to be paid on outstanding shares of our series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock. In addition, the terms of our series A preferred stock prohibit the payment of dividends on our common stock while any shares of our series A preferred stock remain outstanding or any accrued dividends on the series A preferred stock remain unpaid.

Calculation of Aggregate Market Value of Non-Affiliate Shares

For purposes of calculating the aggregate market value of shares of our common stock held by non-affiliates as set forth on the cover page of this Annual Report on Form 10-K, we have assumed that all outstanding shares are held by non-affiliates, except for shares held by each of our executive officers, directors and 5% or greater stockholders. In the case of 5% or greater stockholders, we have not deemed such stockholders to be affiliates unless there are facts and circumstances which would indicate that such stockholders exercise any control over our company, or unless they hold 10% or more of our outstanding common stock. These assumptions should not be deemed to constitute an admission that all executive officers, directors and 5% or greater stockholders are, in fact, affiliates of our company, or that there are not other persons who may be deemed to be affiliates of our company. Further information concerning shareholdings of our officers, directors and principal stockholders is included or incorporated by reference in Part III, Item 12 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities; Uses of Proceeds from Registered Securities

Not applicable.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph compares the cumulative stockholder return on our Common Stock with the return on the NASDAQ Index, which represents other similarly sized issuers traded on the NASDAQ Capital Market, where our common stock now trades and SIC Code 1311 (Crude Petroleum & Natural Gas), which represents an index for the industry which we believe to be most comparable to that in which most of our business is now conducted, in each case for the five year period ended December 31, 2008. The comparison assumes the investment of $100.00 on January 1, 2003 in each of our common stock, the NASDAQ Index, and the SIC Code 1311 and assumes the reinvestment of dividends.

The graph below and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall such information be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate such information by reference into a document filed under the Securities Act or the Exchange Act.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG ENVIRONMENTAL POWER CORP., NASDAQ MARKET INDEX AND SIC CODE INDEX



400
300
200
100
0
DOLLARS
2003
2004
2005
2006
2007
2008
ENVIRONMENTAL POWER CORP.
SIC CODE INDEX 1311
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

Item 6. Selected Financial Data

This section presents our historical consolidated financial data. You should read carefully the following selected consolidated financial data together with our consolidated financial statements and the related notes included in this report, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements.

We derived the statements of operations data for the years ended December 31, 2008, 2007 and 2006 and the balance sheet data as of December 31, 2008 and 2007 from our audited consolidated financial statements, which are included at the end of this report. We derived the statements of operations data for the years ended December 31, 2005 and 2004 and the balance sheet data as of December 31, 2006, 2005 and 2004 from our audited consolidated financial statements not included in this report. Historical results are not necessarily indicative of future results. You should read the notes to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per share.

	Year Ended December 31				
Amounts in thousands except per share amount.	**2008**	**2007**	**2006**	**2005**	**2004**
Results of Operations Data:					
Revenues	$ 2,905	$ 1,175	$ 2,216	$ 4,088	$ 3,736
Costs and expenses:					
Operations and maintenance	7,118	942	2,099	6,116	3,735
Impairment of goodwill	4,913	—	—	—	—
General and administrative expenses	12,003	12,444	11,229	6,810	5,239
Depreciation and amortization	1,359	304	299	250	215
Total Costs and Expenses	25,393	13,690	13,627	13,176	9,189
Operating (loss) income	(22,488)	(12,515)	(11,411)	(9,088)	(5,453)
Other income (expense):					
Interest income	487	783	448	233	24
Interest expense	(969)	(12)	(9)	(6)	(16)
Other income (expense)	—	584	—	33	—
	(482)	1,355	439	260	8
(Loss) income before income taxes	(22,970)	(11,160)	(10,972)	(8,828)	(5,445)
Income tax expense (benefit)	26	1	427	12	(84)
Net (loss) Continuing Operations	(22,996)	(11,161)	(11,399)	(8,840)	(5,361)
Net income (loss) Discontinued Operations	6,989	(6,196)	(2,716)	(2,574)	1,403
Net (loss)	(16,007)	(17,357)	(14,115)	(11,414)	(3,958)
Preferred Securities Dividend Requirements	(1,326)	(1,348)	(198)	(5)	(5)
Beneficial Conversion Feature of Preferred Stock	—	(57)	(4,131)	—	—
Change in Value of Modified Warrants	—	(98)	—	—	—
Loss Applicable to Common Shareholders	$(17,333)	$(18,860)	$(18,444)	$(11,419)	$(3,963)
Weighted average number of common shares outstanding on a diluted basis	15,579	11,339	9,635	7,384	4,583
Basic and Diluted income (loss) per Common Share	$ (1.11)	$ (1.66)	$ (1.91)	$ (1.55)	$ (0.86)
From Continuing Operations	(1.56)	(1.12)	(1.63)	(1.20)	(1.17)
From Discontinued Operations	0.45	(0.54)	(0.28)	(0.35)	0.31
Balance Sheet Data (Continuing Operations):					
Total assets	$162,013	$113,049	$ 93,051	$ 27,705	$11,314
Working capital, including restricted cash	103,846	70,208	64,261	14,176	1,014
Long-term obligations	129,475	60,658	60,717	645	614
Common Shareholders' equity	17,718	33,115	18,521	25,697	10,218

(1) See Note C of the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Statements and Results of Operations

You should read the following discussion and analysis of financial condition and results of operations together with the "Selected Consolidated Financial Data" section of this annual report on Form 10-K and our consolidated financial statements and accompanying notes appearing in this report. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by the forward-looking statements due to important factors including, but not limited to, those set forth in Part I, Item IA-Risk Factors appearing elsewhere in this report.

Overview

Environmental Power is a developer, owner and operator of renewable energy production facilities. Environmental Power's goal is to produce energy that is Beyond Renewable™, which Environmental Power defines as energy that not only is derived from waste materials instead of precious resources, but energy that is also clean, reliable and cost-effective. Environmental Power and its subsidiaries develop and own facilities that, unlike many renewable energy facilities, are intended to be profitable without the need for subsidies or other governmental assistance. Any such government assistance would, however, benefit Environmental Power's facilities by increasing their potential for profitability, while at the same time expanding opportunities for the profitable deployment of such facilities. Environmental Power believes that a number of factors, including volatile energy prices, greater desire for renewable energy sources, more stringent environmental and waste management requirements imposed on farmers and food industry waste producers, and greater revenue opportunities from carbon sequestration credits will continue to provide favorable market conditions for its business.

In the past, we have operated in two major segments, through Microgy, Inc., as a developer of renewable energy facilities for the production and commercial application of methane-rich biogas from agricultural and food industry wastes, and through EPC Corporation and its subsidiary, Buzzard Power Corporation, referred to as Buzzard, which was the holder of a leasehold interest in a waste-coal fired generating facility in Pennsylvania known as the Scrubgrass facility. On May 31, 2007, our board of directors authorized management to enter into negotiations regarding the disposition of the leasehold interest in the Scrubgrass facility. On February 29, 2008, we completed the disposition of the leasehold interest. As a result, for financial reporting purposes, we are now consolidating all segments of continuing operations and reporting the results of Buzzard as "discontinued operations". We thus now operate only in Microgy's segment.

Microgy is a developer of renewable energy facilities for the production and commercial application of methane-rich biogas produced from animal and food industry wastes. The biogas can be sold to end-users or used to produce pipeline-grade methane, which Microgy refers to as renewable natural gas, or RNG®, liquefied natural gas, or LNG, compressed natural gas, or CNG, renewable electrical energy or thermal energy, as well as other useful by-products. Microgy's systems utilize a proven European biogas production technology that Microgy believes is superior to other such technologies. Microgy owns the perpetual, exclusive North American license to this technology. In addition, Microgy has developed significant engineering, construction and process knowledge regarding these systems.

Due to the rates for conventional energy experienced in recent years in many U.S. markets and expected future increases in such rates over the long term, Microgy believes that its systems can be profitable without the need for subsidies, rebates, grants or other credits. Nevertheless, Microgy believes that tax credits, renewable energy credits, pollution offset credits, carbon sequestration credits and other such incentives may be available now or in the future to Microgy's facilities, and such incentives would serve to enhance the potential profitability of its facilities. In addition, the energy output from Microgy's systems may carry a premium price in some areas, as numerous environmentally responsible entities are seeking renewable energy sources and many states have either passed or are considering legislation requiring utilities to obtain or generate a certain percentage of their power from renewable sources.

In addition to the value generated from the production and sale of renewable gas, we believe that our facilities can generate additional environmental benefits with significant economic and social value by providing a valuable waste management solution for farms and other producers of organic wastes, such as those in the food industry. Federal and state agencies have either passed or are considering regulations that require concentrated animal feeding operations, referred to as CAFOs, to implement changes to their current waste management practices. We believe that these increasingly stringent environmental regulations will be another significant factor creating opportunities for the deployment of our systems.

Microgy intends to continue to focus on its strategy of developing large-scale, standardized facilities utilizing an ownership model, pursuant to which Microgy will construct, own and operate facilities and profit from the ongoing sale of biogas or RNG® produced by such facilities as well as sales of carbon sequestration credits or other marketable environmental benefits. This strategy encompasses the construction and operation of stand-alone merchant plants like the Huckabay Ridge facility described below, as well as facilities dedicated to the needs of a single customer at one or more customer locations, such as the Grand Island facility described below. By pursuing this strategy, Microgy intends to accumulate gas production and carbon sequestration capacity over time. In addition, Microgy continues to standardize and streamline both its system design and its approach to the marketplace in order to allow for rapid and cost-effective scale-up of its business.

Having constructed both the multi- and single-tank system in four currently operating installations, Microgy intends to own the digester systems it develops. Our multi-digester facilities will primarily produce pipeline-quality renewable natural gas, although we will also consider opportunities to produce and sell conditioned biogas, electricity, CNG or LNG from our facilities. Microgy's development efforts are focused on applications of its technology that are resource efficient. Development of smaller scale and single-digester facilities will be targeted toward customers that have multiple sites and opportunities that have shorter development cycles. Microgy's goal with all projects is to maximize the profitability of every project by implementing the right technology and most profitable off-take arrangements.

Microgy's efforts have resulted, most recently, in the start of commercial operations at the Huckabay Ridge facility in Stephenville, Texas, which began commercial operations in the first quarter of 2008. Huckabay Ridge consists of eight 916,000-gallon digesters which operate together to process the manure from approximately 10,000 cows. The gas is treated and compressed to produce pipeline-grade methane that is sold and delivered directly into nearby natural gas pipelines. Huckabay Ridge is expected to produce approximately 635,000 million British Thermal Units, or MMBtus, of pipeline-grade methane per year.

We have announced three other multi-digester facilities in development in Texas having the same expected output as the Huckabay Ridge facility. We have also announced three proposed multi-digester RNG® facilities in California that are in advanced stages of development. We completed $60 million in tax-exempt bond financing in November 2006 relating to the construction and operation of the four RNG® facilities in Texas. Furthermore, we completed $62.425 million in tax-exempt bond financing in September 2008 to finance a portion of the construction costs of two of our three proposed California facilities, and we currently anticipate closing a further $26.02 million in such financing for the third proposed California facility.

In addition, Microgy has commenced construction of a multi-digester renewable biogas facility to be located at the flagship Grand Island, Nebraska beef processing plant of JBS Swift & Company, referred to as Swift. Under the terms of the agreement with Swift, Microgy will construct, own and operate the facility and sell its gas output to Swift for use in its operations to offset natural gas utilization pursuant to a 15-year gas purchase agreement. The Grand Island facility will consist of two 1.2 million gallon digesters that will process wastes generated by the Grand Island processing facility and that we expect will be able to produce approximately 235,000 MMBtus per year. We completed $7.0 million in tax-exempt bond financing in Nebraska in July 2008 to finance a portion of the construction costs of the Grand Island facility. In addition to this facility, Microgy and Swift will work closely together to identify, evaluate and develop project opportunities at Swift's other North American beef and pork processing facilities.

In October 2006, we entered into a business development agreement, referred to as the BDA, with Cargill, Incorporated, referred to as Cargill. We are leveraging our relationship with Cargill to accelerate our identification and development of both facilities for the production of RNG® and smaller-scale, multi-digester facilities dedicated to a single customer.

In addition, Microgy is operating three single digester facilities in Wisconsin. Microgy sold these projects to the farms on which they are located, and developed them in conjunction with Dairyland Power Cooperative, an electric cooperative utility, referred to as Dairyland. The biogas from these projects is used by Dairyland to generate electricity.

Discontinued Operations

The disposition of Buzzard's leasehold interest in the Scrubgrass facility was completed on February 29, 2008. Buzzard leased its generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station. We decided to seek the disposition of Buzzard's leasehold interest in the Scrubgrass facility to allow management to focus its attention and resources on the development and growth of Microgy. As a result of Buzzard's disposition of its leasehold interest, we are now consolidating all segments of continuing operations for financial reporting purposes and reporting the results of Buzzard as "discontinued operations".

The assets and liabilities of Buzzard have been accounted for as discontinued operations for sale for all periods presented in accordance with the criterion established in Statement of Financial Accounting Standard ("SFAS") No. 144 "*Accounting for Impairment or Disposal of Long-Lived Assets*." We no longer have a continuing involvement with the Buzzard business since we disposed of the leasehold interest in the Scrubgrass facility and do not continue any revenue or cost-generating activities related to Buzzard. In accordance with SFAS No. 144, the accompanying consolidated balance sheets and statements of operations report the assets, liabilities and operations of Buzzard as discontinued operations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Management believes the following critical accounting policies, among others discussed in Note C to our consolidated annual financial statements appearing in this report, involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

Method of Accounting for Revenues

We record revenues for the sales of natural gas as natural gas is delivered and billed on a monthly basis.

We record revenues for operation and maintenance of the facilities at Dairyland which appear as revenues on our income statement. Operations and maintenance revenues are recorded as services are provided and billed on a monthly basis.

Revenue from the sale of carbon sequestration credits is only recognized after the carbon credits have been authenticated by an independent third party, registered on the Chicago Climate Exchange and invoiced to the customer.

Revenues and profits from our construction contracts relating to our relationship with Dairyland, which appear as Microgy revenues on our 2006 income statement, were generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion was determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepared updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

Notes Receivable

In 2005, we completed construction of the digesters at Five Star Dairy and Wild Rose Dairy. During 2006, we completed construction at the Norswiss Dairy, collectively "Dairyland sites". Each digester has begun operations. The sales price for each digester was $1.0 million. We will be paid from the cash flow from the sale of gas generated under the applicable biogas supply agreement between the digester owner and Dairyland sites, which extends through 11 years after the sale for the facility to which it relates. We will be paid up to a maximum of $3.1 million in the aggregate, plus interest at 5% per annum, which is evidenced by three separate notes from each of the digester owners of approximately $1.0 million each. In 2008, the company received payments of $219,000 from the sale of carbon sequestration credits which were applied to these notes. As of December 31, 2008 after giving effect to the $750,000 bad debt allowance relating to these notes established in 2005, the notes have an aggregate remaining balance of $1.6 million which we expect to collect in its entirety. We will continue to evaluate the estimated operating cash flows from these digesters that support the ability to realize these notes and make further adjustments, if required.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. As of December 31, 2008, we had recorded a net deferred income tax asset of $18.4 million and a valuation allowance of $18.4 million against our net deferred income tax assets, due to uncertainties related to our ability to utilize carryforwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance which could materially impact our financial position and results of operations.

As a result of the implementation of FIN 48, we recognized no material adjustment in the valuation allowance or deferred tax asset. At the adaptation date of January 1, 2007, we had $10.4 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. At December 31, 2008, we have $19.9 million of unrecognized tax benefits primarily comprised of federal and state net operating losses.

Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." The most significant changes made by SFAS No. 142 are:

- goodwill and indefinite-lived intangible assets will be tested for impairment at least annually;
- goodwill and indefinite-lived intangible assets will no longer be amortized to income; and
- the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The Company acquired Microgy, Inc. in 1999. This acquisition resulted in an initial allocation of $4,913,000 to goodwill. The impairment evaluation for goodwill is conducted at least annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two-step process. The first step compares the book value of the Company's reporting unit to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, compares the implied fair value of goodwill to its book value to determine if an impairment is required. The Company estimates the fair values of its reporting unit using the income approach which measures the value of an intangible asset based on the expected stream of monetary benefits attributable to it over its remaining useful life.

The Company annually performs tests to determine the appropriate value of goodwill. The results of these tests in 2008 resulted in the Company's determination that the entire balance of $4,913,000 was impaired, due primarily to the current market price of its common stock relative to its book value, projections of future cash flows and other factors. Previously, the market price of the Company's common stock and, consequently, its market capitalization were relatively high compared to the book value per share of its common stock. However, this year the Company's market value is substantially below its book value, due principally to the current market price of its common stock. As a result, accounting requirements require the Company to determine whether there is enough market value after covering other net assets on a book basis to cover any of its goodwill. The Company determined that market value was insufficient to cover goodwill, and determined that the write-off was required. The write-off of goodwill is not a reflection on the economics of the Company's projects, which the Company continues to stand behind, but is simply the result of the application of accounting requirements associated with goodwill impairment.

Stock-Based Compensation Expense

The employee stock-based compensation expense recognized under FAS123R and presented in the disclosure required under FAS123 was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions, and these assumptions can vary over time.

Employee stock-based compensation expense recognized in 2008, 2007 and 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. A forfeiture rate of 0% to 25% is applied to the stock-based compensation expense, determined through historical experience of employee stock-based awards. We base our determination of expected volatility primarily on our assessment of the historical volatility of our common stock. During the years ended December 31, 2008, 2007 and 2006, we based our determination of the expected term using a combination of the simplified method and our assessment of the historical post vesting termination activity depending on the amount of historical information available.

In October of 2006, Microgy entered into a Business Development Agreement with Cargill, pursuant to which Cargill would receive warrants to purchase our common stock in exchange for the identification of anaerobic digester projects. Our accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendors performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement. In accordance with EITF 00-18, an asset acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantors balance sheet once the equity instrument is granted for accounting purposes.

Results of Operations

Continuing and Discontinued Operations

Comparison of the Years ended December 31, 2008 and 2007

Overview. For the year ended December 31, 2008 we had a net loss applicable to common shareholders of $17,333,000 or loss per common share of $1.11, compared to a net loss applicable to common shareholders of $18,860,000 or loss per common share of $1.66 for the year ended December 31, 2007. This reduction in net loss reflects changes in continuing operations and discontinued operations as follows:

- Net loss from continuing operations was $22,996,000 for the year ended December 31, 2008 as compared to $11,161,000 for the year ended December 31, 2007. The results for 2008 included a non-cash recurring charge for the impairment of goodwill of $4,913,000.
- Net loss from discontinued operation was $1,011,000 for the year ended December 31, 2008 as compared to $6,196,000 for the year ended December 31, 2007. In 2008 discontinued operations includes two months of results before the operation was disposed of as compared to twelve months of results for 2007.
- The results for 2008 include a gain on disposal of discontinued operations of $8,000,000. There was no comparable item in 2007.

Individual line items on the income statement are discussed below.

Revenues. Revenues for the year ended December 31, 2008 increased to $2,905,000 from $1,175,000 for the year ended December 31, 2007 or an increase of 147%. The increase is attributable primarily to revenues from the Huckabay Ridge facility which began operations in February 2008 and had revenues of $1,723,000 for 2008. The facility was in service from February through August and then resumed production in December. The facility was taken out of service for certain repairs, equipment upgrades and operating improvements.

Operations and maintenance expense. For the year ended December 31, 2008 operations and maintenance expense was $7,118,000, which was an increase of $6,176,000 over operations and maintenance expense incurred for the year ended December 31, 2007. The increase was due to operations and maintenance expense of $5,973,000 at Huckabay Ridge which began operation in February 2008 and therefore had no operations and maintenance expense in 2007. These expenses include some non-recurring and start-up expenses related to initial operations at Huckabay Ridge. In addition expenses included a charge of $562,000 related to the write-off of deposits with suppliers based on our decision to terminate tank orders.

Impairment of goodwill. In 2008, as discussed above, we determined that our goodwill resulting from the acquisition of Microgy was impaired and the entire balance of $4,913,000 was impaired. This impairment is a non-cash, non recurring charge. We annually perform tests to determine the appropriate value of goodwill. The results of these tests in 2008 resulted our determination that the entire balance of $4,913,000 was impaired, due primarily to the current stock price of our common stock relative its book value, projections of future cash flow and other factors. Previously, the market price of our common stock and consequently our market capitalization were relatively high compared to the book value of our common stock. However, this year our market value is substantially below our book value due principally to the current market price of our common stock. As a result accounting standards require us to determine whether there is enough market value after covering other net assets on a book basis to cover any of the goodwill. We determined that market value was insufficient to cover goodwill and determined that the write-off was required. This calculation is not a reflection of the economics of the projects we are undertaking, which we continue to stand behind, but is simply the application of accounting requirements associated with goodwill requirements.

General and administrative expense. General and administrative expense decreased by $441,000 to $12,003,000 for the year ended December 31, 2008 from $12,444,000 for the year ended December 31, 2007. The primary reasons for the decline in general and administrative expense were reductions in payroll expense and non-cash compensation expense from the issuance of options and stock appreciation rights. These reductions in expenses were partially offset by higher expenses for insurance and professional fees.

Depreciation and amortization expense. Depreciation and amortization expense increased to $1,359,000 for the year ended December 31, 2008 as compared to $304,000 for the year ended December 31, 2007. The increase in depreciation and amortization expense was principally due to the fact that 2008 included eleven months of depreciation of the Huckabay Ridge facility, which began commercial operations in February 2008.

Operating loss. As a result of the changes described above, our operating loss from continuing operations increased to $22,488,000 for the twelve months ended December 31, 2008 as compared to $12,515,000 for the twelve months ended December 31, 2007.

Interest income. Interest income for the year ended December 31, 2008 was $487,000 as compared to $783,000 for the year ended December 31, 2007. Interest income declined due to both higher invested balances in 2007 as compared to 2008 and lower interest rates on invested assets in 2008.

Interest expense. Interest expense increased to $969,000 in 2008 from $12,000 in 2007. The increase was due to the fact that we ceased capitalizing the interest associated with the Huckabay Ridge facility when construction was completed in February 2008. The interest expense related to the portion of the bonds allocated to finance the Huckabay Ridge facility is no longer capitalized but is recorded as interest expense. The amount of this interest expense is $87,500 a month.

Other income (expense). In 2007, income of $584,000 was the one-time recognition of the reversal of a reserve resulting from the expiration of the statute of limitations on a contingent obligations related to the sale of a project in 2001.

Income tax expense. Because we are not assured of realizing the benefits of operating losses for tax purposes we did not record an income tax benefit for losses incurred during the years ended December 31, 2008 and 2007.

Loss from discontinued operations, net of taxes. The results for 2008, a loss of $1,011,000, consists of the operating loss of Buzzard for the first two months of 2008 prior to the disposition of the Scrubgrass facility on February 29, 2008. The 2007 loss of $6,196,000 reflects the results of Buzzard for the twelve months ended December 31, 2007.

Gain on disposal of discontinued operations. We disposed of Buzzard's interest in the Scrubgrass facility on February 29, 2008 and recognized a one-time gain of $8,000,000. With the exception of a cash payment of $375,000 the gain was non-cash in nature and consisted principally of recognition of a previously deferred gain in the amount of $2,570,000, forgiveness of indebtedness in the amount of $3,456,000 and elimination of other obligations in the amount of $1,630,000. There was no tax provision provided on the disposition because we believe that we have sufficient net operating loss carry-forwards at the federal and state levels to offset any potential tax liability with respect to the gain on disposal.

The net result of loss from discontinued operations and gain on disposal of discontinued operations for the year ended December 31, 2008 was income of $6,989,000 compared to a loss of $6,196,000 for the year ended December 31, 2007.

Comparison of the Years ended December 31, 2007 and 2006

For the year ended December 31, 2007, we had a net loss applicable to common shareholders of $18.9 million, or loss available per common share of $1.66, compared to net loss applicable to common shareholders of $18.4 million, or loss per common share of $1.91, for the year ended December 31, 2006. The increase in net loss available to common shareholders was primarily attributable to a $3.5 million increase in loss from discontinued operations, and an increase in preferred dividend requirements of $1.2 million. These changes were partially offset by a decrease in the amortization of the beneficial conversion feature associated with our series A preferred stock offering in November 2006, and a $915,000 increase in other income as a result of higher interest income and the resolution of an outstanding contingency.

We have one continuing business segment, Microgy. The results of operations for this business segment, which is presented as continuing operations, as well as our discontinued operations, comprised of the results of our Buzzard subsidiary, are discussed below.

Continuing Operations

Revenues from continuing operations decreased by $1.04 million, or 47%, to $1,175,000 for the year ended December 31, 2007, as compared to $2.2 million for the year ended December 31, 2006. This decrease in revenue is due mainly to the change in business model from a model where we sell facilities to third parties, to the current ownership model, where we build, own, and operate facilities for our own account. Revenues from the operation and maintenance of facilities increased to $1,175,000 for the year ended December 31 2007, compared to $825,000 for the year ended December 31, 2006. The increase in operations and maintenance revenue in the year ended December 31, 2007 is a result of the three Dairyland sites being fully operational in 2007 as compared to 2006, when only two facilities were fully operational. During 2007, we recognized carbon sequestration credit sales of $68,000 which were verified and sold during the third quarter of 2007. The credits themselves were associated with operations of the Dairyland sites from January 2007 through May of 2007. Pursuant to our agreements with the owners of these facilities, a portion of this sale was recognized by us as revenue and a portion was applied to the balance of the notes we hold in respect of the purchase price of these facilities. By way of comparison, in the year ended December 31, 2006, we recognized $13,000 from the sale of greenhouse gas sequestration credits. In the year ended December 31, 2006, we recognized $1.2 million from the sale of the digester equipment to the Wisconsin facilities, whereas there were no such sales in 2007 due to the change in the business model.

Our operations and maintenance expense decreased to $942,000 for the year ended December 31, 2007 as compared to $2.1 million for the year ended December 31, 2006. This decrease is due primarily to the shift in emphasis from a sales model to an ownership model, as discussed above. In the year ended December 31, 2007, we did not recognize any expenses from the construction of facilities. In the year ended December 31, 2006, $812,000 of the $2.1 million in operations and maintenance expense was related to the construction of electric generating facilities constructed for sale to Dairyland. Operations and maintenance costs decreased from $1.3 million in the year ended December 31, 2006 to $942,000 in the year ended December 31, 2007, due primarily to lower repair and maintenance costs at the Dairyland sites.

General and administrative expenses from continuing operations increased by $1.2 million to $12.4 million for the year ended December 31, 2007, as compared to $11.2 million for in the year ended December 31, 2006. This increase was primarily due to a $762,000 increase in non-cash compensation expense and a $1.5 million increase in payroll related expenses, including severance. These increases were partially offset by a $992,000 decrease in professional service expenses. In the year ended December 31, 2007, we recognized $2.8 million of non-cash compensation expenses due primarily to the FAS 123R treatment of options and stock appreciation rights granted to employees, as compared to non-cash compensation expense of $2.0 million in the year ended December 31, 2006.

We experienced an increase in preferred security dividend requirements related to our series A 9% cumulative convertible preferred stock issued in November 2006, from $193,000 for the year ended December 31, 2006 to $1.3 million for the year ended December 31, 2007, representing dividends either accrued or paid in the year ended December 31, 2007. Dividends on our series A 9% cumulative convertible preferred stock accrue at the rate of 9% per annum and are payable on January 1 and July 1 of each year, to the extent declared and paid out of funds legally available therefore.

The foregoing expenses were offset in part by other income of $1.4 million for the year ended December 31, 2007, compared to other income of $439,000 for the year ended December 31, 2006. The increase in other income is primarily due to the expiration of the statute of limitations regarding potential liability related to the Sunnyside project and the release of a reserve therefore, which provided $584,000 in other income during the year ended December 31, 2007. Additionally, interest income increased by $335,000 to $783,000 in the twelve months ended December 31, 2007 primarily as a result of higher average cash balance due to the common stock offering.

In the year ended December 31, 2007, our construction in progress balance increased by $13.6 million to a total of $27.6 million. As of December 31, 2007, we had a total cost of $23.5 million associated with the Huckabay Ridge facility, of which $1.2 million was made up of capitalized interest and finance costs and approximately $6.1 million of capitalized commissioning costs due to the extended, ongoing commissioning period. By comparison, in the year ended December 31, 2006, our construction in progress balance increased by $13.2 million to $14.1 million.

Discontinued Operations

We experienced a pre-tax loss from discontinued operations of $6.2 million for the year ended December 31, 2007, compared to a $2.7 million pre-tax loss for year ended December 31, 2006. This increase in pre-tax loss is primarily due to an increase in operating expenses of $3.1 million, and a $177,000 increase in other expenses.

Billed power generation revenues at Buzzard, which consist of power generation revenues, increased by $2.9 million to $58.8 million for the year ended December 31, 2007 as a result of increased power rates, as compared to $55.9 million for the year ended December 31, 2006. Buzzard operated at 93.6% of capacity for this period, compared to 97% of capacity for the year ended December 31, 2006. The decrease was a result of a twelve day maintenance outage in May 2007. The decrease in capacity was offset by a 7% increase in billed power rates in 2007. This increase in billed power generation revenues was completely offset by a decrease in accrued power generation revenues of $2.9 million. The accrued power generation revenues result from the FASB 13 accounting treatment of the Scrubgrass lease. In accordance with generally accepted accounting principles in the United States, we are required to treat our power sales agreement with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility.

Total operating expenses at Buzzard for the year ended December 31, 2007 increased by $3.1 million to $32.5 million, as compared to $29.5 million for the year ended December 31, 2006. This increase was primarily a result of increases in maintenance costs of $2.6 million and fuel costs of $512,000. The increase in maintenance costs is largely attributable to a twelve day maintenance outage that occurred in May of 2007. Lease expenses at Buzzard decreased by $432,000 to $21.7 million in the year ended December 31, 2007, compared to

$22.1 million in the year ended December 31, 2006. General and administrative expenses increased to $3.0 million in the year ended December 31, 2007, compared to $2.4 million in the year ended December 31, 2006.

Quarterly Results of Operations

Note O to the consolidated financial statements included in this report sets forth items from our statements of operations for the eight quarters ended December 31, 2008. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. This information should be read in conjunction with the consolidated financial statements and the notes thereto and other financial information appearing elsewhere in this report. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

The trends discussed in the period-to-period comparisons above generally apply to the results of operations for our eight most recent quarters.

We expect to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including, among other things, the progress of Microgy's business plan, the effects of competition, market acceptance of our products, the mix of our products and services sold, demand for our products or the timing of customer acceptance of our products, changes in the level of our operating expenses, general economic conditions and the factors set forth in Part I, Item 1A—Risk Factors appearing elsewhere in this report. Due to these and other factors, our annual revenues and operating results are difficult to forecast accurately.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern

The company's consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. As a predominately development oriented company, we have experienced substantial losses since the year ended December 31, 2002. For the year ended December 31, 2008, we incurred a net loss applicable to common shareholders of $17,332,979 and used cash of $13,100,178 in operating activities. We anticipate incurring losses at least through 2010 as we continue the construction of our portfolio of announced projects which we anticipate completing at varying times in 2010, subject to the availability of funding and the operational ramp up of our Huckabay Ridge facility and completion of construction and then operation of our Swift Grand Island facility during 2009. As of December 31, 2008, we had an accumulated deficit of $71,401,984, and our unrestricted cash and cash equivalents amounted to $3,157,938. Currently, our facility at Huckabay Ridge, Texas, which is being ramped up to full production, will not generate positive cash flow until the ramp up is complete and steady state conditions are achieved. In any event, the cash we project to be generated from Huckabay Ridge, by itself, will be insufficient to meet our short-term and long-term corporate and project-related capital requirements.

In the past, we have been able to obtain outside financing to fund our losses and meet our capital requirements with the anticipation that once our portfolio of projects are complete and operational, they would contribute to future liquidity needs. While we have implemented steps to reduce our general and administrative expenses, we will need to raise substantial funds during the first half of 2009 in order to fund ongoing general and administrative expenses as well as interest and dividend requirements. We are currently actively seeking additional sources of capital to meet these financing needs. To that end, on March 13, 2008 we closed on a sale of $5.0 million original principal amount of our 14% convertible notes due January 1, 2014 for net proceeds of approximately $4.4 million, and we continue to work with our financial advisors to identify and explore various opportunities to raise the capital we require. However, we cannot assure you that we will be able to raise sufficient capital on acceptable terms, or at all. The level of funds we are able to raise, if any, will determine the level of development and construction activity that we can pursue and whether we will be able to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. The uncertainties described in the preceding paragraph raise substantial concern at December 31, 2008 about our ability to continue as a going concern without additional financing. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or to the amount and classification of liabilities that might result should we be unable to continue as a going concern.

2008

Operating Activities

Our cash used in operating activities was $13,100,000 in the year ended December 31, 2008, compared to cash used in operating activities of $7,930,000 for the year ended December 31, 2007. We reported net a loss of $16,007,000 during the year ended December 31, 2008. The following adjustments to our cash flows need to be considered in order to reconcile our net loss for 2008 to our net cash used in operating activities:

Impairment of goodwill— In 2008 we recorded an impairment for the entire balance of our goodwill as an expense of $4,913,000. This impairment is a non-cash charge and is added back to funds provided from operations.

Depreciation and amortization—During the year ended December 31, 2008, we recognized depreciation and amortization for licensed technology rights of $186,000, lease rights of $20,000 and property plant and equipment of $1,153,000.

Stock-based compensation—The FAS 123(R) accounting for stock appreciation rights, options and stock grants resulted in non-cash compensation expenses of $1,951,000 for the year ended December 31, 2008.

Investing Activities

Our cash used for investing activities was $76,504,000 in the year ended December 31, 2008, as compared to $5,952,000 in the year ended December 31, 2007.

Restricted cash—We are required to hold cash associated with our tax-exempt bond financing with a third party disbursement agent. On December 31, 2008, the disbursement agent was holding a balance of $104,577,000 in bond proceeds, compared to $45,785,000 on December 31, 2007. The increase in restricted cash is attributable to our $62,425,000 in tax-exempt bond financing in California and $7,000,000 in tax exempt bond financing in Nebraska. These increases in cash were offset by the expenditure of funds for the construction of our facilities in Huckabay Ridge, Texas and Grand Island, Nebraska. These assets are invested in short term high quality debt instruments.

Construction of projects—Expenditures on construction of our projects were $16,906,000 for the twelve months ended December 31, 2008 compared to $12,388,000 for the twelve months ended December 31, 2007.

Property, plant and equipment—Property, plant and equipment expenditures were $377,000, for the year ended December 31, 2008, compared to expenditures of $560,000 for the year ended December 31, 2007. The expenditures did not include capitalized interest.

Financing Activities

Our cash provided by financing activities was $66,693,000 in the year ended December 31, 2008, compared to cash provided by financing activities of $26,157,000 in the year ended December 31, 2007. We offer the following information concerning the financing activities for our business:

Dividend payments obligations—We paid dividends of $1,326,000 to preferred stockholders during the year ended December 31, 2008.

Net Proceeds from Bond Financing—In September 2008, Microgy Holdings, LLC, our wholly-owned subsidiary, closed a $62,425,000 9% tax-exempt bond financing through the California Statewide Communities Development Authority. The proceeds of the bond offering will provide debt financing for two proposed renewable natural gas facilities in California being developed by Microgy. In July 2008, Microgy Grand Island, LLC, our wholly-owned subsidiary, closed a $7,000,000 7% tax-exempt bond financing through the City of Grand Island, Nebraska. The proceeds of the bond offering will provide debt financing for the renewable natural gas facility under construction at Grand Island, Nebraska.

2007

Operating Activities

Our cash used in operating activities was $7.9 million in the year ended December 31, 2007, compared to cash used in operating activities of $10.0 million for the year ended December 31, 2006. We reported a net loss of $17.4 million during the year ended December 31, 2007. The following adjustments, which did not impact our cash flows, need to be considered in order to reconcile our net loss for 2007 to our net cash used in operating activities:

Depreciation and amortization—During the year ended December 31, 2007, we recognized depreciation and amortization for licensed technology rights of $186,000, lease rights of $149,000 and property plant and equipment of $126,000.

Deferred gain, net—Our deferred gain, net, decreased to $2.6 million as of December 31, 2007 from $2.9 million as of December 31, 2006. The decrease is due to the amortization of the deferred gain related to Scrubgrass, which is being amortized on a straight-line basis over 22 years.

Interest expense, accrued—During the year ended December 31, 2007, we had $603,000 of interest expense that was added to the outstanding principal balance of the ArcLight loan.

Stock-based compensation—The FAS 123(R) accounting for options and stock grants resulted in non-cash compensation expenses of $2.8 million for the year ended December 31, 2007.

We also offer the following information regarding changes in operating assets and liabilities that most notably impacted our cash position during 2007:

Receivables—Total receivables increased by $2.9 million. The increase is primarily attributable to increased receivables at Buzzard due to increased power generation revenues in the fourth quarter of 2007 compared to power generation revenues in the fourth quarter of 2006.

Investing Activities

Our cash used for investing activities was $6.0 million in the year ended December 31, 2007, as compared to $66.6 million in the year ended December 31, 2006. Cash used for investing activities for the year ended December 31, 2006 included a $53.2 million dollar increase in restricted cash as a result of the November 2006 bond financing. Our investing activities were concentrated primarily in the following areas:

Restricted cash— We are required to hold cash associated with our tax-exempt bond financing with a third party disbursement agent. On December 31, 2007, the disbursement agent was holding a balance of $45.8 million in bond proceeds, compared to $52.2 million on December 31, 2006. We also hold $489,000 in a restricted cash fund to fund our asset retirement obligation at Huckabay. Additionally, we were contractually required to make scheduled deposits to a restricted maintenance fund for Scrubgrass to ensure that funds are available in the future for scheduled major equipment overhauls. We were allowed to use cash from this restricted maintenance fund for major equipment overhauls at Scrubgrass, subject to certain restrictions. Our restricted cash balance associated with Buzzard was $2.2 million on December 31, 2007, compared to $3.2 million on December 31, 2006. These funds will be used to pay for future major maintenance expenses at the Scrubgrass facility.

Construction on projects—Expenditures on our facilities were $12.4 million for the twelve months ended December 31, 2007 compared to $13.2 million for the twelve months ended December 31, 2006. As of December 31, 2007, we had incurred expenditures of $22.0 million related to the construction of the Huckabay Ridge facility, including $6.1 million of capitalized commissioning costs due to the extended and continuing commissioning period. Expenditures for projects other than Huckabay Ridge were approximately $722,000 million in the year ended December 31, 2007.

Property, plant and equipment—Property, plant and equipment expenditures did not include capitalized interest and were $560,000 for the year ended December 31, 2007, compared to expenditures of $177,000 for the year ended December 31, 2006.

Financing Activities

Our cash provided by financing activities was $26.2 million in the year ended December 31, 2007, compared to cash provided by financing activities of $75.5 million in the year ended December 31, 2006. We offer the following information concerning the financing activities for our business:

Dividend payments obligations—We paid dividends of $871,000 to preferred stockholders during the year ended December 31, 2007.

Public Offerings of Common Stock—On October 3, 2007, the Company raised $26.6 million through the sale of 5,400,000 shares of common stock.

Public Offerings of Preferred Stock—On October 21, 2006, the Company raised $14.0 million, net of associated fees of $950,000, through the sale of 281,241 shares of Series A Cumulative Convertible Preferred Stock and Warrants. The Convertible Preferred Stock holders are entitled to a 9% cumulative dividend, payable on a semiannual basis.

Proceeds from Bond Financing— In November 2006, Microgy Holdings, LLC, our wholly-owned subsidiary, closed a $60 million tax-exempt bond financing through the Gulf Coast Industrial Development Authority. The bonds were issued at par and will pay a coupon of 7%. The proceeds of the bond offering will provide debt financing for four proposed renewable natural gas facilities in Texas being developed by Microgy. The bonds carry certain restrictions and covenants, including reporting requirements and restrictions on the use of the funds. The debt held by Microgy Holdings is non recourse to Environmental Power, although Environmental Power is required to provide at least 20% of the construction costs of these facilities, as well as to cover any cost overruns in construction.

Exercise of Stock Options and Warrants—We received $2,952,000 of gross proceeds from the exercise of stock options and warrants in the year ended December 31, 2007.

Working capital loan and current notes payable for Scrubgrass—Buzzard may borrow up to $6 million under a lessee working capital loan agreement with the lessor of the Scrubgrass facility for ongoing working capital requirements of this project. The outstanding borrowings under this loan were $1.8 million as of December 31, 2007. On December 31, 2006, the outstanding borrowings under this loan were $4.2 million.

Long Term Liabilities & Commitments

The following table shows all of our long term liabilities and commitments. Note K to our consolidated financial statements provides additional information on these commitments.

Commitments of Continuing Operations ($ USD)	2009	2010	2011	2012	2013	Thereafter	Total
Operating Leases(1)	$ 336,672	$ 336,672	$ 298,500	$ 111,078	—	—	$ 1,082,922
Microgy Commitments(2)	3,000,000	—	—	—	—	—	3,000,000
Tax Exempt Bonds(3)	10,308,250	10,308,250	10,658,250	11,603,750	$11,606,350	$285,416,450	339,901,300
Security Deposit(4)	250,000	100,000	100,000	100,000	100,000		650,000
Vehicle Loan and Other Capital Leases(5)	30,347	18,829	—	—	—	—	49,176
TOTAL	$13,925,269	$10,763,751	$11,056,750	$11,814,828	$11,706,350	$285,416,450	$344,683,398

1 We are obligated under various non-cancelable operating leases for office space and automotive vehicles. Rent expense for these operating leases was $371,637, $424,765, and $286,501, in 2008, 2007 and 2006, respectively.

2 These commitments relate to various purchase agreements, and include amounts expected to be claimed by SouthTex Treaters for gas treatment equipment, in connection with our Microgy facilities.

3 In 2007, Microgy began scheduled interest payments on the tax exempt bonds. Mandatory redemption of principal amounts begins in 2012.

4 In December 2008, Microgy signed a contract with a customer that required security deposits to protect against failure to deliver product in certain instances.

5 We are obligated under various non-cancelable capital leases for automotive vehicles.

The following table provides further detail regarding our debt obligations as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
Secured Promissory Notes Payable and Other Obligations		
Vehicle loan & capital leases	$ 50,023	$ 103,983
California loan related to tax exempt bonds	62,425,000	—
Texas loan related to tax exempt bonds	60,000,000	60,350,000
Nebraska financing lease related to tax exempt bonds	7,000,000	—
TOTAL	**$129,475,023**	**$60,453,983**

Notes Receivable from Officers and Directors – We have outstanding notes receivable from former and current officers and directors for shares purchased in connection with stock option plans that amounted to $638,219 as of December 31, 2008 and December 31, 2007. These notes, secured by the underlying shares of stock purchased thereby, are payable upon demand and bear interest at a floating rate which is payable monthly. In accordance with company policy and applicable law, we no longer make loans to our officers or directors.

Microgy Holdings, LLC Debt Obligations—In November 2006, Microgy Holdings, LLC, our wholly-owned subsidiary, closed a $60,000,000 tax-exempt bond financing through the Gulf Coast Industrial Development Authority of Texas. These bonds were issued at par and will pay a coupon of 7%. The proceeds of the bond offering will provide debt financing for four proposed renewable natural gas facilities in Texas being developed by Microgy. To date we have used approximately $1.2 million to fund costs of issuance and $15 million of the proceeds to fund construction of our Huckabay Ridge facility. In September 2008 Microgy Holdings, LLC closed a $62,425,000 tax-exempt bond financing through the California Statewide Communities Development Authority. These bonds were also issued at par and will pay a coupon of 9%. The proceeds of this bond offering will provide debt financing for two of the three proposed renewable natural gas facilities in California being developed by Microgy. To date, we have used approximately $1.3 million to fund costs of issuance. These Texas and California obligations also have certain covenants related to performance objectives at the Huckabay Ridge facility. The obligations of Microgy Holdings under the Texas and California bond financings are non-recourse to Environmental Power, although Environmental Power, is required to provide at least 20% of the construction costs of these facilities, as well as to cover any cost overruns in construction and to fund operations and maintenance prior to achievement of completion.

Microgy Grand Island, LLC Debt Obligation— In July 2008, Microgy Grand Island LLC, our wholly owned subsidiary, closed a $7,000,000 tax-exempt bond financing through the City of Grand Island, Nebraska. These bonds were issued at par and will pay a coupon of 7%. The proceeds of the bond offering will provide debt financing for the renewable gas facility under construction at Grand Island, Nebraska. These bonds carry certain restrictions and covenants, including reporting requirements and restrictions on the use of the funds. To date, we have used $140,000 to fund costs of issuance and $4.6 million of the proceeds to fund construction of our Grand Island facility. The obligations of Microgy Grand Island LLC under the Nebraska bond financing are non recourse to Environmental Power, although Environmental Power is required to provide at least 20% of the construction cost of the facility, as well as to cover any cost overruns in construction and to fund operations and maintenance prior to achievement of completion.

2009 Outlook

Operations

The following forward-looking information concerning our anticipated results of operations for the full year 2009 is being compared to our historical results of operations for 2008.

We expect increased revenues during 2009 from increased sales of RNG® produced by our Huckabay Ridge facility in Texas due to an expected full year of operations and due to higher capacity factors than were experienced in 2008. Our revenues related to the Dairyland sites are expected to be approximately consistent with revenues from such facilities in 2008. Also, we expect our Swift Grand Island facility to generate revenues when it is placed in service later this year.

At Huckabay Ridge, a recent outage has ended, during which we completed comprehensive upgrades to process-instrumentation and controls, the gas conditioning system, and the gas-collection system. These upgrades will bring the facility into conformity with the third-generation project design that we are utilizing on our next round of facilities. We also used the outage to complete repairs to two digester tanks that sustained damage due to over pressurization. The sources of over pressurization have been identified and were addressed in the current upgrades. With the completion of these upgrades, we expect our Huckabay Ridge facility to be capable of achieving an operating rate equal to its annualized production target of 635,000 MMbtus per year. Currently, we are in the process of bringing the Huckabay Ridge facility to full output levels, which we expect to occur in March 2009.

We expect our operation and maintenance expenses at Huckabay Ridge to decrease during 2009 to reflect the commercial operations of the Huckabay Ridge facility without the heightened operating and maintenance costs which were included in 2008. During the first seven months of production, these costs were higher than normal due to start-up expenses, and were subsequently heightened during the third and fourth quarters of 2008 due to the outage and related restart. We expect the Dairyland sites' operations and maintenance expenses to remain approximately constant to 2008 levels. Additionally, we expect to start incurring operations and maintenance expenses associated with the Swift Grand Island facility once it commences commercial operation in 2009.

In 2008 and early 2009 we instituted a number of steps to reduce or eliminate certain general and administrative costs, and are currently examining other cost-saving measures. General and administrative expenses are expected to decline relative to 2008. We believe these measures will result in future reduced general and administrative costs as the full annual impact of these measures take effect.

In addition to the Huckabay Ridge facility, our other planned Texas and California projects are in various stages of development. Our Cnossen and Rio Leche projects are in the engineering and early stages of construction and initial site work has been completed. We are currently seeking capital to fund our required equity contributions for these projects to complement the equity we have invested to date. We have commenced construction on the biogas facility located at the JBS Swift & Co. beef processing plant in Grand Island, Nebraska. In July 2008 we received $7,000,000 in tax-exempt bond financing, less certain closing costs, from the City of Grand Island, Nebraska for the project. The funds are currently restricted for use on the project and held by a trustee, to be disbursed to cover certain documented project expenses. The terms of this financing are set forth in greater detail in our Current Report on Form 8-K, dated July 22, 2008, as filed with the Securities and Exchange Commission on July 25, 2008.

All requisite water and air permits required by the California Environmental Quality Act for the Riverdale, Hanford and Bar 20 projects in California have been approved. We have closed on $62.425 million of tax-exempt bond financing in California for the Riverdale and Hanford facilities, and expect to pursue an additional $26.02 million of such financing for the Bar 20 facility, though we do not yet have any binding commitments for such additional financing. The terms of our California financing are set forth in greater detail in our Current Report on Form 8-K, dated August 28, 2008, as filed with the Securities and Exchange Commission on September 4, 2008.

Cash Flow Outlook

During early 2009, we expect to fund our business activities principally from available cash balances, raising additional funds through debt and/or equity financings by Environmental Power, Microgy or their affiliates and project-specific financing, to the extent available. The requirement for additional financing will be in direct proportion to the number of projects on which we begin construction, as well as our construction schedule. In addition, during 2009 we will need to meet significant interest and preferred dividend obligations as well as fund general and operating expenses. We will require significant additional capital over the next twelve months in order to continue to fund our planned construction program on its current schedule.

We have raised gross proceeds from the California tax-exempt bond issuance of $62.425 million to date, and currently expect to seek additional tax-exempt bond financing in California of $26.02 million. The proceeds from these financings will be used to cover not only construction costs but also debt-service and other normal reserves. Terms of the bond financings require that we first invest equity in an amount equal to at least 20% of the estimated costs of construction (similar to the terms of the bond-financings for our Texas projects) before bond funds become available to us, that Environmental Power or its subsidiaries raise at least $45.0 million in additional capital prior to June 30, 2009, of which at least $17.5 million is available to fund construction of the California facilities (with these amounts being proportionately reduced should the second closing of the California bonds not occur), and that the Huckabay Ridge facility meet certain gas production and financial performance tests over a continuous 60-day period prior to June 30, 2009. We currently plan on pursuing the full $45.0 million in additional capital prior to June 30, 2009 in accordance with the draw conditions on the California bonds.

With the closing on the tax-exempt bond issue for the Microgy Grand Island project in July 2008, debt financing of that project is complete. We will, however, need to raise additional money to fund our required equity contribution and complete the project.

We will need to augment these cash resources by additional capital in the first half of 2009 to meet the draw conditions on the California bonds described above, as well as to fund ongoing general and administrative expenses associated with our corporate overhead and interest and dividend requirements.

On December 31, 2008, our unrestricted cash balance was $3,158,000, as compared to $26,069,000 as of December 31, 2007. In addition, our current restricted cash balances were $104,577,000 and $45,785,000, at December 31, 2008 and December 31, 2007, respectively. The restricted cash represents the remaining proceeds of our $60 million tax-exempt bond financing in Texas, proceeds from our $62.425 million tax exempt financing in California and $7.0 million tax exempt financing in Nebraska. For each of the three additional planned RNG® facilities in Texas, we are able to spend up to $15,000,000 from restricted cash, subject to certain restrictions and provided that we have first funded at least 20% of the expected cost of each such facility.

We believe that our current cash balance will be sufficient to fund our minimum lease and debt obligations, current contractual commitments, and our corporate overhead requirements through early 2009. However, we will require substantial additional financing, at both the project and parent company levels, to complete the construction of currently planned facilities, as noted above, including those already under construction, as well as for ongoing interest and dividend payments as well as general and administrative expenses. We have engaged independent financial advisors to assist us in exploring project financing opportunities. On March 13, 2009 we closed on a sale of $5.0 million original principal amount of our 14% convertible notes due January 1, 2014 for net proceeds of approximately $4.4 million. We currently have no commitments for any additional financing, and we cannot assure you that such financing will be available on reasonable terms or in a timely fashion, or at all, particularly in the current economic environment, in which capital raising activities are especially challenging. Our inability to obtain adequate financing would likely result in the need to curtail or cease our business operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our most significant risk exposure is changing interest rates which may affect our short term investments generally and would also impact future debt financing costs. The gas production of future projects, to the extent not subject to fixed price off take agreements or other hedging arrangements, has the potential to expose us to risk associated with fluctuating gas prices. These risks are described in more detail below.

Short-term investments

We invest cash balances that are in excess of our normal operating requirements in short term investments generally with maturities of three months or less. Because of the credit quality and short duration of these investments, we do believe our short-term investments are subject to normal market risks associated with high quality, low duration money market investments. A portion of our restricted cash balance is invested in highly rated, highly liquid government securities. We believe that those instruments are not subject to material potential near-term losses in future earnings from reasonably possible near-term changes in market rates or prices.

Debt

We have financed and expect to continue to finance Microgy's projects with debt financing, including tax-exempt financing, to the extent available. Any such debt financing will be subject to prevailing interest rates.

Commodity Price Risk

As Microgy establishes multi-digester projects for the production of RNG®, we could become exposed to market risk with respect to natural gas prices, to the extent that this risk is not mitigated by long term off-take agreements. Historically, natural gas prices have been volatile, and we expect such volatility to continue. Fluctuations in the commodity price of natural gas may have a materially adverse impact on the profitability of some of our facilities; particularly where we do not have a long-term contract for the sale of the facility's output at a fixed or predictable price. At such time as Microgy's facilities begin to produce commercial quantities of gas for sale as a commodity, we intend to explore various strategies, including hedging transactions and the like, in order to mitigate the associated commodity price risk. In connection with our tax-exempt bond financings, we are required to maintain certain gas price protection arrangements for the gas output of our facilities.

Substrate Costs

We rely on significant quantities of substrate materials that provide proteins, fats, and carbohydrates that enhance the biological process in our digesters. Notwithstanding any supply agreements we may have, we are currently unable to forecast the costs associated with transporting substrate, and are exposed to market risk relating to availability of these materials. Substrate availability is affected by industry supply and demand, including competition by other users and recyclers of these materials, weather, and many other factors. Fluctuations in the availability of substrate and the cost to transport it to our projects are expected and could have a materially adverse effect on the profitability of our facilities. For example, Microgy has recently experienced an unfavorable shift in the availability of certain types of substrates as a result of increases in corn and animal-feed prices. In the absence of substrate of sufficient quality at an affordable cost, our anaerobic digester facilities would operate less efficiently, which would materially and adversely affect our overall profitability. A substantial portion of the gas production of Microgy's facilities is derived from the co-digestion contribution enabled by substrate. We are aggressively pursuing efforts to secure reliable substrate supplies on cost effective terms for projects.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements, the notes thereto and the reports thereon of Vitale, Caturano & Co., P.C., an independent registered public accounting firm, required hereunder with respect to Environmental Power Corporation and its consolidated subsidiaries are included in this report on pages 54 through 82 and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with our independent auditors on accounting and financial disclosure matters.

Item 9A. Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. While our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only such reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting and Attestation of Independent Registered Public Accounting Firm

Management's report on our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) including a description of material weaknesses in our internal control over financial reporting as of December 31, 2007 and the remedial measures we undertook to address those material weaknesses and the independent registered public accounting firm's related audit report are included below.

Remediation of Previously Reported Material Weaknesses

Changes in Internal Control Over Financial Reporting. We previously reported three material weaknesses in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which were described in Item 9A and Management's Report on Internal Control over Financial Reporting in our Annual Report on Form 10-K for the year ended December 31, 2007 which we filed on March 17, 2008. A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 5) or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be detected.

During the third quarter of the year ended December 31, 2008 we reported on Form 10-Q significant changes made to our internal control over financial reporting to address our previously reported material weaknesses. We concluded that our previously reported material weaknesses no longer constituted material weaknesses as of September 30, 2008. During the fourth quarter of 2008 management completed additional testing to confirm this finding that our remedial measures had been effective and our previously reported material weaknesses no longer constitute material weaknesses as of December 31, 2008.

A discussion of the changes in status of our material weaknesses and the remediation steps taken is included below. Our reported material weaknesses no longer constituted material weaknesses as of December 31, 2008:

1) Inadequate financial statement preparation and review procedures

- We significantly increased the number and expertise of experienced supervisory personnel within the accounting and finance organization.
- We implemented procedures to improve documentation of review and approval process of monthly results and related journal entries, reconciliations and financial reporting.
- We enhanced our existing quarterly disclosure committee closing meetings to include a formal financial review process.
- We enhanced our existing policies and procedures relating to general ledger account reconciliations, including establishment of a formal escalation method to notify senior financial management of accounts that have unreconciled or unadjusted variances.
- We implemented formal policies and procedures to ensure that our accounting and analysis of complex accounting areas are adequately supported and documented.
- We have implemented procedures for the timely preparation of memoranda to support all non-routine transactions.
- We implemented a process to obtain additional guidance on complicated accounting questions.
- We established more restrictive controls regarding the preparation and approval of journal entries.

During the third quarter of 2008 and confirmed at December 31, 2008, management concluded that the remedial measures described above were sufficient such that we no longer had inadequacies in our financial statement preparation and review procedures which would have constituted a material weakness as of December 31, 2008.

2) Ineffective and inadequate controls over the expenditure function.

- We improved our policies and procedures to ensure the reconciliation of receiving reports and vendor invoices to ensure all purchases are in accordance with our policies and are recorded accurately and timely in our records.
- We improved the documentation procedures related to the approval of expenditures.

- We implemented a purchase order system over certain expenditures.
- We improved the documentation of existing procedures.

During the third quarter of 2008 and confirmed at December 31, 2008, management concluded that the remedial measures described above were sufficient such that we no longer had ineffective and inadequate controls over the expenditure function which would have constituted a material weakness as of December 31, 2008.

3) Inadequate controls over review of material contracts.

- We implemented procedure to improve the identification and communication of material contracts.
- We implemented policies and procedures for the controller to review all material contracts, to determine if all monetary aspects of a contract comply with GAAP. The review is evidenced in a memorandum documenting the review and indicating any issues found during the review. The memorandum is signed by the controller, approved by the chief financial officer and included in the contract file.
- We established procedures to enable accounting personnel to have access to additional resources to evaluate complex contract issues.

During the third quarter of 2008 and confirmed at December 31, 2008 management concluded that the remedial measures described above were sufficient such that we no longer had ineffective and inadequate controls over the review of material contracts function which would have constituted a material weakness as of December 31, 2008.

Management's Report on Internal Control over Financial Reporting as of December 31, 2008

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation and filing of our Annual Report on Form 10-K for the year ended December 31, 2008, management, including our chief executive officer and chief financial officer, reviewed its assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2007, the material weaknesses then identified, and the remedial measures implemented, as described above. In connection with this review, we determined that the previously identified material weaknesses in internal control over financial reporting as of December 31, 2007 had been remediated and no longer constituted material weaknesses at December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

In connection with management's assessment of the effectiveness of internal control over financial reporting in connection with the preparation and filing of our Annual Report on Form 10-K for the year ended December 31, 2008, management, including our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2008.

Vitale, Caturano & Co. P.C., our independent registered public accounting firm, has issued a report on the effectiveness of our internal control over financial reporting. This report is included in its report on our financial statements appearing on page 55 of this Annual Report.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

Directors and Executive Officers

Information regarding our directors may be found under the caption "Election of Directors" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Information regarding our executive officers may be found under the caption "Executive Officers of the Registrant" appearing at the end of Part I of this annual report on Form 10-K. Such information is incorporated herein by reference.

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Additional information regarding the Audit Committee may be found under the captions "Corporate Governance—Board Committees—Audit Committee" and "Corporate Governance—Report of the Audit Committee" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

Audit Committee Financial Expert

The Board of Directors has designated John R. Cooper as the "Audit Committee Financial Expert" as defined by Item 401(h) of Regulation S-K of the Exchange Act and determined that he is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Director Nominees

Information regarding procedures for recommending nominees to the Board of Directors may be found under the caption "Corporate Governance—Director Candidates" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding Section 16(a) Beneficial Ownership Reporting Compliance may be found under the caption "Stock Ownership Information—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) as well as our employees. A copy of our code of business conduct and ethics is available on our website at www.environmentalpower.com under "Investor Relations—Corporate Governance". We intend to post on our website all disclosures that are required by applicable law, the rules of the Securities and Exchange Commission or Amex listing standards concerning any amendment to, or waiver from, our code of business conduct and ethics.

Item 11. Executive Compensation

Information with respect to this item may be found under the caption "Information about Executive and Director Compensation" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to this item may be found under the caption "Stock Ownership Information" and "Securities Authorized for Issuance under Equity Compensation Plans" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information with respect to this item may be found under the caption "Corporate Governance—Certain Relationships and Related Transactions" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this item may be found under the caption "Corporate Governance—Registered Public Accounting Firm's Fees" in the Proxy Statement for our 2009 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

Index to Financial Statements

(a)(2) List of Exhibits.

The list of Exhibits filed as a part of this annual report on Form 10-K are set forth on the Exhibit Index appearing immediately following the signatures to this report, and is incorporated herein by this reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Environmental Power Corporation:

We have audited the accompanying consolidated balance sheets of Environmental Power Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and changes in shareholders' equity (deficit) for each of the years ended December 31, 2008, 2007 and 2006. We also have audited Environmental Power Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Power Corporation and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Environmental Power Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company's recurring losses from operations, its need to raise substantial additional capital and its current cash balance relative to obligations, contractual commitments, and corporate overhead requirements raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note A to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Vitale, Caturano & Co., P.C.

Boston, Massachusetts
March 16, 2009

Environmental Power Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 3,157,938**	$ 26,069,198
Restricted cash	**104,577,246**	45,784,702
Receivables	**373,039**	741,730
Other current assets	**60,210**	130,194
Current assets of discontinued operations	**—**	18,588,080
Total Current Assets	**108,168,433**	91,313,904
Restricted cash, non current	**553,014**	489,477
Property, plant, and equipment, net	**23,932,073**	261,171
Construction in progress	**20,101,314**	27,640,619
Goodwill	**—**	4,912,866
Licensed technology rights, net	**2,329,296**	2,514,796
Notes receivable, net	**1,608,500**	1,841,740
Deferred financing costs ,net	**5,122,995**	2,564,882
Other assets	**197,569**	97,603
Long term assets of discontinued operations	**—**	68,334,073
TOTAL ASSETS	**$162,013,194**	$199,971,131
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**$ 4,322,896**	$ 2,517,468
Current liabilities of discontinued operations	**—**	21,391,138
Total Current Liabilities	**4,322,896**	23,908,606
Other liabilities	**340,706**	204,484
Long term debt	**129,475,023**	60,453,983
Long term liabilities of discontinued operations	**—**	72,132,497
Total Liabilities	**134,138,625**	156,699,570
Minority Interests	**100**	100
Preferred stock (1)	**10,156,021**	10,156,021
Shareholders' Equity		
Preferred stock (2)	**100**	100
Common stock (3)	**157,030**	156,677
Additional paid-in capital	**89,986,923**	88,036,289
Accumulated deficit	**(71,401,984)**	(54,054,005)
Treasury stock (4)	**(385,402)**	(385,402)
Notes receivable from officers and board members	**(638,219)**	(638,219)
Total Common Shareholders' Equity	**17,718,348**	33,115,340
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$162,013,194**	$199,971,131

(1) Preferred stock, \$.01 par value, 2,000,000 shares authorized; 281,241 shares issued as of December 31, 2008 and December 31, 2007. Stated value at December 31, 2008 and 2007 \$52.71 per share or \$14,824,213.

(2) Preferred stock of subsidiary, no par value, 10 shares authorized; 10 shares issued as of December 31, 2008 and December 31, 2007, respectively.

(3) \$.01 par value; 50,000,000 shares authorized; 15,703,034 issued and 15,614,604 outstanding as of December 31, 2008; 50,000,000 shares authorized; 15,667,784 issued and 15,579,354 outstanding as of December 31, 2007.

(4) 88,430 shares at cost, as of December 31, 2008 and December 31, 2007.

See Notes to Consolidated Financial Statements.

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Operations

	12 Months Ended		
	December 31, 2008	**December 31, 2007**	**December 31, 2006**
REVENUES	**$ 2,905,038**	$ 1,174,947	$ 2,216,216
COSTS AND EXPENSES:			
Operations and maintenance	**7,118,033**	941,991	2,099,420
Impairment of goodwill	**4,912,866**	—	—
General and administrative	**12,003,092**	12,443,605	11,228,982
Depreciation and amortization	**1,359,097**	304,331	298,774
TOTAL COSTS AND EXPENSES	**25,393,088**	13,689,927	13,627,176
OPERATING LOSS	**(22,488,050)**	(12,514,980)	(11,410,960)
OTHER INCOME (EXPENSE):			
Interest income	**486,986**	782,566	447,854
Interest expense	**(968,684)**	(11,599)	(8,919)
Other income (expense)	**—**	583,616	300
TOTAL OTHER INCOME (EXPENSE)	**(481,698)**	1,354,583	439,235
LOSS BEFORE INCOME TAXES	**(22,969,748)**	(11,160,397)	(10,971,725)
INCOME TAX EXPENSE	**26,284**	900	427,127
NET LOSS FROM CONTINUING OPERATIONS	**(22,996,032)**	(11,161,297)	(11,398,852)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES OF $0	**(1,010,534)**	(6,195,852)	(2,716,405)
GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAXES OF $0	**7,999,858**	—	—
NET LOSS	**(16,006,708)**	(17,357,149)	(14,115,257)
Preferred Securities Dividend Requirements	**(1,326,271)**	(1,348,343)	(197,715)
Beneficial Conversion Feature of Preferred Stock	**—**	(57,148)	(4,131,022)
Change in Value of Modified Warrants	**—**	(97,404)	—
LOSS APPLICABLE TO COMMON SHAREHOLDERS	**(17,332,979)**	(18,860,044)	(18,443,994)
Weighted Average Common Shares Outstanding Basic & Diluted	**15,579,354**	11,338,973	9,634,824
Loss Per Common Share from Continuing Operations Basic & Diluted	**$ (1.56)**	$ (1.12)	$ (1.63)
Income (Loss) Per Common Share from Discontinued Operations Basic & Diluted	**$ 0.45**	$ (0.54)	$ (0.28)
Net Loss Per Common Share Basic & Diluted	**$ (1.11)**	$ (1.66)	$ (1.91)

See Notes to Consolidated Financial Statements

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	12 Months Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	**$(16,006,708)**	$(17,357,149)	$(14,115,257)
Non-cash adjustments			
Gain on sale of discontinued operations	**(7,999,858)**	—	—
Impairment of goodwill	**4,912,866**	—	—
Depreciation and amortization	**1,364,293**	468,923	492,149
Amortization of deferred gain	**(51,402)**	(308,411)	(308,411)
Amortization of deferred financing costs	**22,236**	—	7,413
Accrued interest expense	**143,307**	603,412	493,489
Write-off of Sunnyside liability	—	(583,030)	—
Non-cash, stock based compensation expense	**1,950,987**	2,798,032	2,036,108
Accrued power generation revenues	**66,198,164**	7,133,903	4,246,201
Accrued lease expenses	**(66,198,164)**	(7,133,903)	(4,246,201)
Changes in operating assets and liabilities:			
Decrease (increase) in receivables	**15,782,767**	(2,948,334)	(3,342,173)
Decrease in fuel inventory	**826,370**	362,953	128,259
Increase in unbilled revenues	—	—	58,448
Decrease (increase) in other assets	**201,824**	(10,080)	931,315
Decrease in notes receivable	**233,240**	75,964	443,296
(Decrease) in billings in excess of revenues	—	—	(457,719)
(Decrease) increase in accounts payable, accrued expenses	**(14,623,775)**	8,846,119	3,057,424
Decrease in other assets	**143,675**	121,903	616,843
Net cash used in operating activities	**(13,100,178)**	(7,929,698)	(9,958,816)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Deferred financing costs	**(2,580,349)**	—	—
(Increase) decrease in restricted cash	**(56,640,766)**	6,995,926	(53,174,880)
Construction of projects	**(16,906,429)**	(12,388,225)	(13,245,113)
Purchase of property, plant and equipment	**(376,529)**	(559,576)	(176,531)
Net cash used for investing activities	**(76,504,073)**	(5,951,875)	(66,596,524)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividend payments on preferred stock	**(1,326,271)**	(871,058)	(5,000)
Payment of dividend on behalf of subsidiary	**(15,000)**	—	—
Proceeds from disposition of discontinued operations	**375,000**	—	—
Sale of preferred and common stock	—	26,642,914	14,049,989
Net proceeds from bond financings	**69,371,040**	—	56,531,217
Net borrowing (repayments) of secured notes	—	(260,960)	110,385
Repayments of capital lease obligations	—	—	(38,532)
Increase in other liabilities	**136,222**		
Exercise of stock options	—	2,951,784	707,142
Net borrowings (repayments) under working capital loan	**(1,848,000)**	(2,306,000)	4,154,000
Net cash provided by financing activities	**66,692,991**	26,156,680	75,509,201
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(22,911,260)**	12,275,107	(1,046,139)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**26,069,198**	13,794,091	14,840,230
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 3,157,938**	$ 26,069,198	$ 13,794,091
Supplemental disclosure of cash flow information			
Cash Paid During the Year For			
Interest	**$ 5,751,591**	$ 261,824	—
Income Taxes	—	—	$ 38,000
Supplemental disclosure of non cash investing and financing activity Beneficial conversion feature in connection with sale of preferred stock	—	(57,148)	(4,131,022)
Non-cash dividend to Series A Preferred Stock Holders	**(667,090)**	(667,890)	(192,715)
Warrant Capitalized in Construction in progress	—	(907,289)	—
Change in Value of Modified Warrants	—	(97,404)	—

See Notes to Consolidated Financial Statements

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Accum. Deficit	Accum. Other Comp. Loss	Treasury Stock - Shares	Treasury Stock - Amount	Deferred Compensation	Receivable - Officers & Directors	Total
Balance at January 1, 2006	**9,633,348**	**$ 96,333**	**$41,454,837**	**$(16,749,967)**	**$(499,395)**	**88,430**	**$(385,402)**	**$ 2,418,985**	**$(638,219)**	**$ 25,697,172**
Dividends on preferred stock				(197,715)						(197,715)
Stock based compensation expense	2,053	21	2,036,087							2,036,108
Exercise of stock options	105,054	1,050	706,091							707,141
Sale of preferred stock			3,893,968							3,893,968
Reclass of deferred option expense			2,418,985					(2,418,985)		—
Beneficial conversion feature of preferred stock			4,131,022	(4,131,022)						
Pension liability adjustment, net					499,395					499,395
Net loss				(14,115,257)						(14,115,257)
Balance at December 31, 2006	**9,740,455**	**$ 97,404**	**$54,640,990**	**$(35,193,961)**	**$ —**	**88,430**	**$(385,402)**	**$ —**	**$(638,219)**	**18,520,812**
Dividends on preferred stock				(1,348,343)						(1,348,343)
Stock based compensation expense			3,705,322							3,705,322
Exercise of stock options	527,329	5,273	2,946,512							2,951,785
Sale of common stock	5,400,000	54,000	26,588,913							26,642,913
Beneficial conversion feature of preferred stock			57,148	(57,148)						
Modification of Warrants			97,404	(97,404)						
Net loss				(17,357,149)						(17,357,149)
Balance at December 31, 2007	**15,667,784**	**$156,677**	**$88,036,289**	**$(54,054,005)**	**$ —**	**88,430**	**$(385,402)**	**$ —**	**$(638,219)**	**$ 33,115,340**
Dividends on preferred stock				(1,326,271)						(1,326,271)
Dividend paid on behalf of subsidiary				(15,000)						(15,000)
Stock based compensation expense			1,950,987							1,950,987
Issuance of restricted stock	35,250	353	(353)							
Net loss				(16,006,708)						(16,006,708)
Balance at December 31, 2008	**15,703,034**	**$157,030**	**$89,986,923**	**$(71,401,984)**	**$ —**	**88,430**	**$(385,402)**	**$ —**	**$(638,219)**	**$ 17,718,348**

See Notes to Consolidated Financial Statements

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—GOING CONCERN

The company's consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. As a predominately development oriented company, we have experienced substantial losses since the year ended December 31, 2002. For the year ended December 31, 2008, we incurred a net loss applicable to common shareholders of $17,332,979 and used cash of $13,100,178 in operating activities. We anticipate incurring losses at least through 2010 as we continue the construction of our portfolio of announced projects which we anticipate completing at varying times in 2010, subject to the availability of funding and the operational ramp up of our Huckabay Ridge facility and completion of construction and then operation of our Swift Grand Island facility during 2009. As of December 31, 2008, we had an accumulated deficit of $71,401,984, and our unrestricted cash and cash equivalents amounted to $3,157,938. Currently, our facility at Huckabay Ridge, Texas, which is being ramped up to full production, will not generate positive cash flow until the ramp up is complete and steady state conditions are achieved. In any event, the cash we project to be generated from Huckabay Ridge, by itself, will be insufficient to meet our short-term and long-term corporate and project-related capital requirements

In the past, we have been able to obtain outside financing to fund our losses and meet our capital requirements with the anticipation that once our portfolio of projects are complete and operational, they would contribute to future liquidity needs. While we have implemented steps to reduce our general and administrative expenses, we will need to raise substantial funds during the first half of 2009 in order to fund ongoing general and administrative expenses as well as interest and dividend requirements. We are currently actively seeking additional sources of capital to meet these financing needs. To that end, on March 13, 2008 we closed on a sale of $5.0 million original principal amount of our 14% convertible notes due January 1, 2014 for net proceeds of approximately $4.4 million, and we continue to work with our independent financial advisors to identify and explore various opportunities to raise the capital we require. However, we cannot assure you that we will be able to raise sufficient capital on acceptable terms, or at all. The level of funds we are able to raise, if any, will determine the level of development and construction activity that we can pursue and whether we will be able to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. The uncertainties described in the preceding paragraph raise substantial doubt at December 31, 2008 about our ability to continue as a going concern without additional financing. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or to the amount and classification of liabilities that might result should we be unable to continue as a going concern.

NOTE B—BUSINESS AND ORGANIZATION

We are a developer, owner, and operator of renewable energy production facilities. Our goal is to produce Energy that is Beyond Renewable®, which we define as energy that not only uses waste materials instead of limited resources, but that also is clean, reliable, and cost-effective. We own and operate the Huckabay Ridge facility in Stephenville, Texas, a large-scale, multi-digester facility for the production of pipeline-grade natural gas which began commercial operation in the first quarter of 2008, and have several similar facilities in varying stages of development. We also operate three digester facilities in Wisconsin utilizing the same technology that is employed at Huckabay Ridge.

In the past, we have operated in two major segments through Microgy, Inc., as a developer of renewable energy facilities for the production and commercial application of methane-rich biogas from agricultural and food industry wastes, and through EPC Corporation and its subsidiary Buzzard Power Corporation, as holder of a leasehold interest in a waste-coal fired generating facility in Pennsylvania known as the Scrubgrass facility. On May 31, 2007, our board of directors authorized management to enter into negotiations regarding the disposition of the leasehold interest in the Scrubgrass facility. On February 29, 2008, we completed the disposition of the leasehold interest. As a result, for financial reporting purposes, we are now reporting the results of Buzzard as "discontinued operations". We thus now operate only in Microgy's segment.

Microgy Holdings, LLC was formed in 2006 as a subsidiary of Environmental Power Corporation in connection with the $60 million tax-exempt debt financing we completed in November 2006 relating to the construction and operation of four RNG® facilities in Texas. The assets financed by the debt financing are pledged as collateral to the Gulf Coast Industrial Development Authority of Texas, the lender. The obligations of Microgy Holdings related to this financing are non recourse to Environmental Power, although Environmental Power is required to provide at least 20% of the construction costs of these facilities, as well as to cover any cost overruns in construction and operations and maintenance expenses prior to completion of construction. Microgy Holdings is also the obligor on $62.425 million in tax-exempt debt financing from the California Statewide Communities Development Authority we completed in September 2008 on terms similar to those of the Texas financing. Microgy Grand Island, LLC is the obligor on $7.0 million in tax-exempt debt financing from the City of Grand Island, Nebraska, relating to the construction of our facility at the flagship beef processing plant of JBS Swift & Company, located in Grand Island. The obligations of Microgy Grand Island related to this financing are non recourse to Environmental Power, although Environmental Power is required to provide at least 20% of the construction costs of these facilities, as well as to cover any cost overruns in construction and operations and maintenance expenses prior to completion of construction.

Discontinued Operations

In May 2007, our board of directors authorized management to pursue negotiations for the disposition of Buzzard Power Corporation's leasehold interest in the Scrubgrass facility, referred to as Scrubgrass. Buzzard is a subsidiary of our wholly owned subsidiary, EPC Corporation. Scrubgrass located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station. We decided to seek the disposition of Buzzard's leasehold interest in the Scrubgrass facility to allow management to focus its attention and resources on the development and growth of Microgy. On February 29, 2008 we completed all transactions necessary to terminate the leasehold interest held by Buzzard in the Scrubgrass generating facility and the related financial obligations of Buzzard's immediate parent company, EPC Corporation. We recorded net income from discontinued operations in 2008 of $6,989,000 reflecting a loss from operations for the months of January and February 2008 of $1,011,000 and a one-time gain from disposal of $8,000,000. The gain of approximately $8,000,000, with the exception of a cash payment of $375,000, was non-cash in nature. The components of the gain included $3,456,000 in forgiveness of indebtedness, $2,570,000 for the recognition of a previously deferred gain and $1,630,000 for the relief of net obligations of Buzzard. The disposition was recorded net of a tax obligation of $0 because it is anticipated that existing net operating loss carryforwards will offset any federal or state tax liabilities.

The assets and liabilities of Buzzard have been accounted for as discontinued operations for sale for all periods presented in accordance with the criterion established in Statement of Financial Accounting Standard ("SFAS") No. 144 "*Accounting for Impairment or Disposal of Long-Lived Assets* ." We do not have a continuing involvement with the Buzzard business since the closing of the disposition of the leasehold interest in the Scrubgrass facility and do not continue any revenue or active cost-generating activities related to Buzzard. In accordance with SFAS No. 144, the accompanying consolidated balance sheets report the assets and liabilities of Buzzard as discontinued and the consolidated statements of operations report the operations of Buzzard as discontinued operations. Buzzard had revenues of $9,556,000 for the two months ended February 29, 2008. Buzzard had revenues of $51,633,000 and $51,662,000 for the years ended December 31, 2007 and December 31, 2006, respectively.

NOTE C—SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Environmental Power Corporation and its wholly owned subsidiaries; all significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition: We record revenues for operation and maintenance of the facilities at the Dairyland Power Cooperative sites which appear as revenues on our statements of operations. Operations and maintenance revenues and natural gas revenues are recorded as services are provided or gas is delivered and billed on a monthly basis.

Revenue from the sale of carbon sequestration credits is only recognized after the carbon credits have been authenticated by an independent third party, registered on the Chicago Climate Exchange and invoiced to the customer.

	Twelve Month Ended		
Revenues	**December 31, 2008**	**12/31/2007**	**December 31, 2006**
Dairyland sites	$1,182,246	$1,174,947	$2,216,216
Huckabay Ridge, Texas	1,722,792	—	—
Total revenues	$2,905,038	$1,174,947	$2,216,216

Method of Accounting for Contracts: Revenues and profits from our construction contracts, with Dairyland Power Cooperative, referred to as Dairyland, which appear as revenues on our 2006 statement of operations, are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepared updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

Cash Equivalents: We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk: Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, restricted cash and revenues. Our cash equivalents represent short-term financial instruments which are issued from reputable financial institutions. Most of our cash balances may be subject to investment risk because some of the account balances exceed the maximum FDIC insurance amount. All of our renewable natural gas revenues and a substantial portion of our operation and maintenance revenues are from two unrelated customers. We have not encountered and do not expect to encounter any collection problems with these customers. The accounts receivable from outside customers at December 31, 2008 of $240,000 has been collected. Based on our history and the arrangements we have with our two major customers we do not believe we have substantial exposure to uncollectibility of accounts receivable from these customers.

Impairment of Long- Lived Assets: In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*, the Company evaluates long-lived assets such as property and equipment and purchased intangible assets with finite lives subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no such impairment charges recorded during the years ended December 31, 2008, 2007 and 2006.

Restricted Cash: Restricted cash includes primarily the net proceeds from Microgy Holdings', L.P. tax-exempt bond financings, totaling approximately $104,577,000 as of December 31, 2008. The use of these funds is restricted to the construction and start-up operations of our three remaining planned Texas projects, Mission, Rio Leche, and Cnossen, two of our California projects, Hanford and Riverdale and our Grand Island, Nebraska project. Pursuant to agreements requisition and/or certification by Microgy Holdings or Microgy Grand Island LLC and the related approval by an independent engineer and a trustee is required to withdraw the funds.

Notes Receivable: We have completed construction of the digesters at Five Star Dairy, Wild Rose Dairy and Norswiss Dairy, collectively referred to as the Dairyland sites. Each digester has begun operations. The sales price for each digester was $1.0 million. We will be paid from the cash flow from the sale of gas generated under the applicable biogas supply agreement between the digester owner and Dairyland, which extends through 11 years after the sale for the facility to which it relates. We will be paid up to a maximum of $3.1 million plus interest at 5% per annum, which is evidenced by three notes of $1.0 million each. In 2008, we applied 50% of the proceeds from the sale of carbon sequestration credits at these facilities to these notes, or $219,000. Therefore, after giving effect to the $750,000 bad debt allowance relating to these notes established in 2005, as of December 31, 2008, the notes have an aggregate remaining balance of $1.6 million, which we expect to collect in its entirety. We will continue to evaluate the estimated operating cash flows from these digesters that support the ability to realize these notes and make further adjustments, if required.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. We capitalize significant renewals and betterments that increase the useful lives of assets while repairs and maintenance charges are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment disposals are removed from the balance sheet and any resulting gains or losses are reported in the statement of operations at the time of the asset disposition. We depreciate property plant and equipment using the straight-line method over the estimated useful lives of the assets. We record depreciation for office equipment and furniture using the straight-line method over periods ranging from three to five years, for machinery and equipment on a straight line basis over periods ranging from fifteen to thirty years, and for leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the lease. We evaluate the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicated that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. We do not believe any of our property, plant, or equipment is impaired at December 31, 2008.

Construction in Progress: Construction in progress is stated at cost. Any internal costs that are capitalized are limited to those costs that can be directly identified with the design, engineering, or construction of a specific project and do not include any costs related to production, general corporate overhead, or similar activities.

In accordance with the provisions of SFAS 62 "*Capitalization of Interest Cost in Situations Involving Certain Tax-Exempt Borrowing and Certain Gifts and Grants*" an amendment of SFAS 34 "*Capitalization of Interest Costs*" we capitalize the net of interest expense and amortization costs related to the bond financing less any interest income associated with the unspent monies from the debt financing to the project which is being financed by the offering. In 2008, we capitalized $3.7 million in interest, comprised of $5.2 million in interest expense related to the California, Nebraska and Texas bonds, offset by $1.5 million in interest income related to interest earned on unspent monies. For the year ended December 31, 2007 we capitalized $2.1 million in interest and for the year ended December 31, 2006 we capitalized $265,000 of interest.

In May 2007, we issued 175,912 warrants, representing 1% of our fully diluted common stock at the time to Cargill as required by the business development agreement. These warrants were valued using the Black-Scholes method, and determined to have a value of $907,288. We have capitalized this development cost and this amount is currently held in our construction in progress account.

In May 2000, Microgy entered into a licensing agreement with DBT that granted Microgy a perpetual and exclusive license in North America for the commercial development and use of certain proprietary technologies, including Microgy's core anaerobic digestion technology. This license agreement was amended in April 2003 and March 2005 to further define certain support obligations of DBT and to amend the structure of the compensation payable to DBT for use of the license. According to the license as amended, DBT will receive fixed payments for its participation in the design phase of each project, including engineering work and construction drawings, and a licensing fee, included in the cost of the facility, that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating. The licensing fee related to the construction of the Huckabay Facility, approximately $1 million dollars, has been capitalized and is included in the property, plant and equipment balance.

Intangible assets, goodwill and indefinite lived assets: Intangible assets are recorded at cost and consist of licensed technology rights and goodwill. Licensed technology rights are being amortized using the straight-line method over a useful life of 20 years. Accumulated amortization of licensed technology rights was $1,380,704 and $1,195,204 at December 31, 2008 and 2007, respectively. Licensed technology rights were reviewed for impairment pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144 "*Accounting for the Impairment or Disposal of Long-Lived Assets*". The future estimated amortization expense for licensed technology rights is as follows:

Estimated Amortization Expense for Licensed Technology Rights

2009	2010	2011	2012	2013	Thereafter	Total
$185,500	185,500	185,500	185,500	185,500	1,401,796	$2,329,296

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible assets and is not being amortized pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142 "*Goodwill and Other Intangible Assets*". We adopted SFAS 142 on January 1, 2002 and completed the transitional impairment testing in June 2002 and the required testing annually through December 31, 2008. The Company acquired Microgy, Inc. in 1999. This acquisition resulted in an initial allocation of $4,913,000 to goodwill. The impairment evaluation for goodwill is conducted at least annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two-step process. The first step compares the book value of the Company's reporting unit to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, compares the implied fair value of goodwill to its book value to determine if an impairment is required. The Company estimates the fair values of its reporting unit using the income approach which measures the value of an intangible asset based on the expected stream of monetary benefits attributable to it over its remaining useful life.

The Company annually performs tests to determine the appropriate value of goodwill. The results of these tests in 2008 resulted in the Company's determination that the entire balance of $4,913,000 was impaired, due primarily to the current market price of its common stock relative to its book value, projections of future cash flows and other factors. Previously, the market price of the Company's common stock and, consequently, its market capitalization were relatively high compared to the book value per share of its common stock. However, this year the Company's market value is substantially below its book value, due principally to the current market price of its common stock. As a result, accounting requirements require the Company to determine whether there is enough market value after covering other net assets on a book basis to cover any of its goodwill. The Company determined that market value was insufficient to cover goodwill, and determined that the write-off was required. The write-off of goodwill is not a reflection on the economics of the Company's projects, which the Company continues to stand behind, but is simply the result of the application of accounting requirements associated with goodwill impairment.

Deferred Financing Costs: In 2006, we incurred deferred financing costs of $2.7 million related to our $60 million tax-exempt bond financing in Texas. In 2008 we recorded an additional $2.3 million and $397,000 in deferred financing costs related to our $62.425 million tax-exempt financing in California and $7 million tax -exempt financing in Nebraska , respectively. The California and Texas deferred financing costs are being amortized over the 30-year life of the related debt and the Nebraska costs over the 15-year life of the Nebraska debt.

Income Taxes: We account for income taxes in accordance SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax reporting bases of assets and liabilities and are measured by applying the enacted tax rates and laws to taxable years in which the differences are expected to reverse. We recognize a deferred tax asset for the tax benefit of net operating loss carry forwards when it is more likely than not that the tax benefits will be realized and reduce the deferred tax asset with a valuation reserve when it is more likely than not that some portion of the tax benefits will not be realized.

Earnings per Common Share: We compute earnings per common share in accordance with SFAS No. 128, "*Earnings per Share*". We compute basic earnings per share by dividing net income for the period, less any dividends on our Series A 9% Cumulative Convertible Preferred Stock, referred to as the series A preferred stock, by the weighted average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per share, we consider shares issuable in connection with stock options, stock appreciation rights and warrants to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. We exclude anti-dilutive common stock equivalents from the calculation of diluted earnings per share. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006. For the purposes of calculating dilutive options, all warrants and options were calculated using the treasury stock method. The preferred stock were calculated using the "as-if converted" method.

	Twelve Months Ended		
Earnings Per Share	**12/31/2008**	**12/31/2007**	**12/31/2006**
(Loss) applicable to shareholders	$(16,006,708)	$(17,357,149)	$(14,115,257)
Dividends to preferred stockholders	(1,326,271)	(1,348,343)	(197,715)
Change in Value of Modified Warrants	—	(97,404)	—
Beneficial Conversion Feature of Preferred Stock	—	(57,148)	(4,131,022)
Earnings (Numerator)	$(17,332,979)	$(18,860,044)	$(18,443,994)
Basic Shares (Denominator)	15,579,354	11,338,973	9,634,824
Basic EPS	$ (1.11)	$ (1.66)	$ (1.91)
Assumed exercise of dilutive stock options	—	—	—
Diluted Shares	15,579,354	11,338,973	9,634,824
Diluted EPS	$ (1.11)	$ (1.66)	$ (1.91)
Anti-Dilutive Instruments	7,382,318	7,632,700	8,146,657

As of December 31, 2008, 2007 and 2006 respectively, there were outstanding shares of preferred stock convertible into common shares, SARs, options, and warrants to purchase 7,382,318, 7,632,700, and 8,146,657, shares of our common stock, respectively which were anti-dilutive and not included in the computation of diluted EPS. The options and warrants expire at various dates through 2016.

Stock Based Compensation: In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) *Share-Based Payment* (SFAS No. 123R), which replaces SFAS No. 123. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. Effective January 1, 2006, we adopted SFAS No. 123R using the modified prospective method. Under this method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 amortized on an straight line basis over the options' vesting period, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R amortized on a straight-line basis over the options' vesting period.

On March 29, 2005, the Securities and Exchange Commission ("SEC") published Staff Accounting Bulletin ("SAB") No. 107, which provides the Staff's views on a variety of matters relating to stock-based payments. SAB No. 107 requires that stock-based compensation be classified in the same expense line items as cash compensation. We have classified stock-based compensation during the years ended December 31, 2008, 2007 and 2006 within the same operating expense line items as cash compensation paid to employees. Both cash and non-cash compensation is recognized in general and administrative expenses.

In November 2005, the FASB issued FSP No. 123R-3, "*Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.*" We have adopted the simplified method to calculate the beginning balance of the additional paid-in-capital ("APIC") pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of FAS 123R.

We account for non-employee stock compensation under SFAS 123(R) and Emerging Issues task Force (EITF) 96-18. We record the compensation expense over the period of service at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of such equity instruments is calculated using a Black-Scholes option model.

We recognized $1,950,987, $2,798,032 and $2,036,108 in total non-cash compensation expense under FAS 123(R) for the years ended December 31, 2008, 2007 and 2006, respectively.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective for financial statements issued for fiscal years beginning after November 15, 2007. However, the FASB deferred the effective date of SFAS 157, as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis. These assets include goodwill and other non-amortizable intangible assets. We adopted SFAS 157 as of January 1, 2008 and the adoption did not have a material impact on our financial statements.

The fair value framework requires a categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets and liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2*: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3*: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

As of December 31, 2008, other than cash, cash equivalents and restricted cash none of the Company's assets or liabilities were being reported at fair value.

In December 2007, the FASB issued SFAS No. 160, *Non controlling Interests in Consolidated Financial Statements* ("SFAS No. 160"). This statement requires that non controlling interests be reported as stockholders equity, a change that will effect our financial statement presentation of minority interests in our consolidated subsidiaries. The Statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary as long as that ownership change does not result in deconsolidation. This statement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of SFAS 160 and do not expect this statement to have a material impact on our financial position and results of operations.

In March 2008, The FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161").* SFAS 161 amends and expands the disclosure requirements of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features and derivative agreements. This statement applies to all entities and all derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of SFAS 161 and do not expect this statement to have a material impact on our financial position and results of operations.

NOTE D—OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2008 and 2007:

Other Current Assets	2008	2007
Prepaid expenses	$53,214	$104,685
Deposits and other current assets	6,996	25,509
TOTAL	**$60,210**	**$130,194**

NOTE E—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated depreciation and consists of the following as of December 31, 2008 and 2007:

Property, Plant and Equipment	2008	2007
Machinery and equipment	$25,073,098	—
Leasehold improvements	102,699	21,192
Office equipment and furniture	265,027	640,063
Less: Accumulated depreciation	(1,508,751)	(400,084)
TOTAL	**$23,932,073**	**$ 261,171**

Depreciation expense for the years ended 2008, 2007, and 2006 was $1,153,210, $126,034, and $113,274 respectively.

NOTE F—OTHER ASSETS

Other assets consist of the following as of December 31, 2008 and 2007:

Other Assets	2008	2007
Security deposits	197,569	97,603
TOTAL	**$197,569**	**$97,603**

NOTE G—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of December 31, 2008 and 2007:

Accounts Payable and Accrued Expenses	2008	2007
Accounts payable	$1,628,955	$ 352,984
Accrued dividends payable	667,089	675,000
Accrued compensation	393,024	373,782
Accrued licensing fee	—	350,000
Accrued interest	859,021	—
Accrued expenses	774,807	765,702
TOTAL	**$4,322,896**	**$2,517,468**

NOTE H—LONG TERM DEBT

Long term debt as of December 31, 2008 and 2007 consists of:

Secured Promissory Notes Payable and Other Obligations	2008	2007
Vehicle loan & capital leases	50,023	103,983
California tax exempt bonds	62,425,000	
Texas tax exempt bonds	60,000,000	60,350,000
Nebraska tax exempt bonds	7,000,000	—
TOTAL	**$129,475,023**	**$60,453,983**

Tax-Exempt Bond Financings—In November 2006, Microgy Holdings, LLC, our wholly-owned subsidiary, closed a $60 million tax-exempt bond financing through the Gulf Coast Industrial Development Authority of Texas. The bonds were issued at par and will pay a coupon of 7%. The proceeds of the bond financing will provide debt financing for the construction of four proposed renewable natural gas facilities in Texas being developed by Microgy, Inc. Interest on the bonds is calculated on the basis of a 360 day year of twelve 30 days months and is payable each June 1st and December 1st.

In September 2008, Microgy Holdings, LLC closed a $62.425 million tax-exempt bond financing through the California Statewide Communities Development Authority. These bonds were also issued at par and pay a coupon of 9%. The proceeds of this bond financing will provide debt financing for two of the three natural gas facilities in California being developed by Microgy. The California bonds also have certain covenants related to performance objectives at the Huckabay Ridge facility.

In July 2008, Microgy Grand Island LLC, our wholly owned subsidiary, closed a $7 million tax-exempt bond financing through the City of Grand Island, Nebraska. These bonds were issued at par and pay a coupon of 7%. The proceeds of this bond financing provide debt financing for the renewable gas facility under construction at Grand Island, Nebraska.

The foregoing obligations carry certain restrictions and covenants, including reporting requirements and restriction on the use of funds. As of December 31, 2008, management believes we are in full compliance with the covenants and restrictions of all tax-exempt financings.

NOTE I—INCOME TAXES

Income tax expense consists of the following for the years ended December 31, 2008, 2007 and 2006:

ANALYSIS INCOME TAX EXPENSE	2008	2007	2006
Current			
Federal	—	—	—
State	$26,284	$900	$427,127
Total current tax expense	26,284	900	427,127
Deferred			
Federal	—	—	—
State	—	—	—
Total deferred tax expense	—	—	—
TOTAL INCOME TAX EXPENSE	**26,284**	**900**	**427,127**

Income taxes paid during the years ended December 31, 2008, 2007, and 2006 amounted to $0, $0, and $38,000, respectively.

The reconciliation between the actual income tax expense and the income tax expense computed by applying the statutory federal income tax rate to the income before income taxes for the years ended December 31, 2008, 2007 and 2006 is as follows:

RECONCILIATION OF TAX (BENEFIT) EXPENSE	2008	2007	2006
Federal tax (benefit) expense at 34%	$(5,433,344)	$(3,799,526)	$(3,260,783)
State tax expense	(26,284)	(67,485)	(82,824)
Valuation allowances	6,083,819	3,856,892	3,737,467
Permanent differences	(597,907)	11,019	33,267
TOTAL INCOME TAX (BENEFIT) EXPENSE	**26,284**	**900**	**427,127**

The components of the net deferred income tax (asset) liability as of December 31, 2008 and 2007 are as follows:

ANALYSIS OF DEFERRED TAX ASSET (LIABILITY)	2008	2007
Deferred tax assets		
Deferred gain(1)	—	$ 967,069
Stocks, warrants and stock appreciation rights	$ 762,793	3,114,002
Pre-acquisition net operating loss carry forward of Microgy	497,041	467,000
Federal NOL & AMT Credits	16,910,842	9,632,173
State net operating loss carry forwards	1,402,046	20,400
Deferred revenue	222,934	—
Other, net	116,985	—
Total deferred tax assets	19,912,641	14,200,644
Deferred tax liabilities		
Licensed technology rights	(840,596)	(892,000)
Original issue discount related to the ArcLight loan	—	(983,271)
Depreciation and start up costs	(662,853)	—
Total deferred tax liabilities	(1,503,449)	(1,875,271)
Less: valuation allowances	(18,409,192)	(12,325,373)
DEFERRED INCOME TAX ASSET (LIABILITY), net	—	—

(1) Deferred tax effect of the sale of the Scrubgrass project for which the net gain was deferred for financial reporting purposes. Gain was recognized in conjunction with disposition of discontinued operations.

As of December 31, 2008, we have federal and state net operating loss carry forwards of $49,737,771 and $32,189,554, respectively, which are available to reduce future taxable income. Of the total net federal operating loss carryforwards, $1,373,468 of these net operating loss carry forwards relate to the acquisition of Microgy. Due to the change of ownership provisions in Section 382 of the Internal Revenue Code, our utilization of these net operating loss carry forwards is limited to $368,000 per year. Federal net operating loss carryforwards expire beginning in 2024 and state net operating loss carryforwards begin to expire in various years between 2013 and 2025.

The table below provides an analysis of the activity in the valuation reserve for net operating loss carryforwards for each of the last three years in the period ended December 31, 2008:

Description	Balance at beginning of period	Additions (charged to income tax expense)	Deductions	Balance at end of period
Year Ended December 31, 2008:				
Valuation reserve for net operating loss carry forwards	$12,325,373	$6,083,819	$—	$18,409,192
Year Ended December 31, 2007:				
Valuation reserve for net operating loss carry forwards	$ 8,468,481	$3,856,892	$—	$12,325,373
Year Ended December 31, 2006:				
Valuation reserve for net operating loss carry forwards	$ 4,731,014	$3,737,467	$—	$ 8,468,481

We adopted the provisions of Financial Standards Accounting Board (FASB") *Interpretation No. 48 Accounting for Uncertainty in Income Taxes* ("FIN48") an interpretation of FASB Statement No. 109 on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the valuation allowance or deferred tax asset. At the adoption date of January 1, 2007, we had $10,387,352 of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. At December 31, 2008, we have approximately $19,912,641 of unrecognized tax benefits primarily comprised of federal and state net operating losses.

It is our policy to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008, we did not have any accrued interest or penalties related to uncertain tax positions. We file income tax returns with federal state and local authorities. The 2003 federal and state returns were closed in 2007 and no material adjustments were identified towards any of our tax positions. Our federal and state tax returns for 2004 to 2007 are subject to future examination by relevant tax authorities.

NOTE J—SHAREHOLDERS' EQUITY

Preferred Stock

On November 9, 2006, we issued 281,241 units, consisting of (i) one share of series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock, with each share initially convertible into 10 shares of common stock, and (ii) detachable warrants to purchase five shares of common stock exercisable at a price of $5.522 per share, for a purchase price of $53.335 per unit. We received approximately $14.0 million in proceeds from this offering after paying fees and expenses. This financing is referred to below as the series A financing.

Relevant Material Terms

The terms and provisions of the series A preferred stock are set forth in the Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock (the "Certificate of Designations"). Certain material terms of the series A preferred stock relevant to this response are summarized below:

The securities offered and sold to the Purchasers in the series A financing were not registered under the Securities Act of 1933, as amended (the "Securities Act") and were sold in reliance upon the exemption from securities registration afforded by Regulation D under the Securities Act. All of the purchasers represented to us that they were "accredited investors", as defined in Rule 501 of Regulation D. In connection with the series A financing, we entered into a subscription agreements with the purchasers, pursuant to which we were required to file a registration statement with the Securities and Exchange Commission covering the resale of the common stock issuable upon conversion of the series A preferred stock and issuable upon exercise of the warrants and the warrants issued to one of the placement agents.

Dividends: Each share of series A preferred stock has an initial stated value of $52.71 (the "Stated Value"), and accrues dividends at a rate of 9% per annum on the Stated Value, payable semiannually in arrears on January 1 and July 1 and accruing daily on the basis of 12 thirty-day months in a year of 360 days. The dividends are cumulative and payable in cash out of funds legally available.

Liquidation: Upon any liquidation, dissolution or winding up of Environmental Power, whether voluntary or involuntary, the holders of the series A preferred stock are entitled to receive an amount equal to 200% of the Stated Value per share, plus all accrued but unpaid dividends thereon and any accrued but unpaid liquidated damages, if any, for each share of series A preferred stock, before any distribution or payment shall be made to the holders of any other equity securities of Environmental Power, and if the assets of Environmental Power are insufficient to pay in full such amounts, then the entire assets of Environmental Power would be distributed among the holders of series A preferred stock pro-rata in accordance with the respective amounts due to each.

Voting: The series A preferred stock acquired by the purchasers was convertible into 2,812,410 shares of common stock and the holders of the series A preferred stock vote on an as-converted basis with the holders of our common stock. As a result of the issuance of shares of our common stock in the public offering completed in October 2007 at a price per share less than the conversion price of the series A preferred stock, the series A preferred stock and a resulting decrease in such conversion price, is now convertible into 2,823,660 shares of common stock.

Conversion: Subject to limitations set forth in the Certificate of Designations, the holders of the series A preferred stock may convert all or any portion of their shares of series A preferred stock into shares of common stock at any time. The shares of series A preferred stock were convertible at a conversion price of $5.27 per share at the time of issuance. Pursuant to the guidance in paragraph 5 of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, we allocated the proceeds from the Series A financing between the Series A Preferred Stock and the warrants based upon their estimated relative fair values as of the closing date, resulting in $10,156,021 being allocated to the series A preferred stock and $3,385,340 being allocated to the warrants. We then calculated the intrinsic value of the beneficial conversion feature embedded in the series A preferred stock. The beneficial conversion of $4,131,022 was recognized as an additional discount on the series A preferred stock which amount was immediately accreted and treated as a deemed dividend to the holder of the shares of series A preferred stock set forth in the Certificate of Designation

In October 2007 the preferred stock conversion price was reduced to $5.25 per share as a result of anti-dilution adjustments triggered by the sale of common stock in our October 2007 public offering. The change in the conversion price of the preferred stock resulted in additional beneficial conversion feature which was recorded as a $57,148 loss available to common shareholders.

If the closing price of the common stock for each of any ten consecutive trading days exceeds $4.00 (as adjusted for stock splits, recapitalizations and the like) above the then effective Conversion Price, we may, upon written notice, cause each holder of series A preferred stock to convert all or part of such holder's shares of series A preferred stock, provided that certain other conditions relating to trading volume and the effectiveness of a registration statement covering the underlying shares have been met.

Redemption or Change in Dividend Rate upon Certain Triggering Events

The holders of the series A preferred stock are entitled to elect to require the company to redeem the preferred stock upon certain "Triggering Events". Each of the following constitutes a "Triggering Event":

(i) the failure of the registration statement to be declared effective by the SEC on or prior to the 180th day after the original issue date of the series A preferred stock, other than as a result of an allowed delay;

(ii) if the registration statement lapses or the holders are not otherwise permitted to resell the underlying shares of common stock, other than as a result of an allowed delay or through an act or omission on their part for more than an aggregate of 30 calendar days (which need not be consecutive calendar days) during any 12 month period, unless the holders are otherwise able to resell underlying shares pursuant to an exemption from registration without any volume limitations;

(iii) we shall fail to deliver certificates representing shares of common stock issuable upon a conversion of the series A preferred stock on or prior to the tenth (10th) trading day after such shares are required to be delivered;

(iv) we shall fail for any reason to pay in full the amount of cash due pursuant to a buy-in (as defined below in the certificate of designations for the series A preferred stock) within ten calendar days after notice therefore is delivered hereunder;

(v) we shall redeem more than a de minimis number of our junior securities, with certain exceptions;

(vi) we shall be party to a change of control transaction, as defined;

(vii) there shall have occurred a bankruptcy event, as defined;

(viii) Our common stock shall fail to be listed or quoted for trading on a specified trading market for more than five consecutive trading days; or

(ix) any final monetary judgment, writ or similar final process, not subject to further appeal, shall be entered or filed against Environmental Power, any subsidiary for which there is recourse to Environmental Power or any of their respective properties or other assets for greater than $2,500,000, and such judgment, writ or similar final process shall remain un-vacated, un-bonded, un-stayed, or un-appealed for a period of 60 calendar days.

Each holder of series A preferred stock will have the right (a) in the case of the third, fourth, fifth, sixth and seventh Triggering Events described above, to cause us to redeem all of such holders shares of series A preferred stock, or (b) at the option of the holder in the case of any Triggering Event as a result of which the holder does not choose redemption, to increase the dividend rate on all of the outstanding series A preferred stock held by such Holder to 16% per annum thereafter until such time as the Triggering Event(s) is cured. The amount payable by us upon redemption in the case of an applicable Triggering Event will be 120% of the stated value per share of series A preferred stock (or 150% of the stated value per share of series A preferred stock in the case of the sixth Triggering Event as described above).

Given that the redemption provision described above does not embody an unconditional obligation requiring us to redeem the instrument at a specified or determinable date or upon an event certain to occur, the series A preferred stock is not a mandatory redeemable financial instrument. Therefore, we determined the guidance in FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which would require classification as a liability, does not apply. Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The redemption rights described above were considered outside of our control. Therefore, we recorded the portion of the proceeds attributable to the series A preferred stock as temporary equity pursuant to EITF Topic D-98, Classification and Measurement of Redeemable Securities. The carrying value of the series A preferred stock was not accreted to its redemption value as the occurrence of the redemption event was not considered probable.

Warrants: In addition to the issuance of shares of series A preferred stock, we issued warrants to purchase an aggregate of up to 1,406,205 shares of common stock at a per share exercise price of $5.52 per share. The warrants have a term of exercise expiring 5 years from their date of issuance. The warrants require physical settlement or, under certain limited circumstances, net-share settlement. We determined that the detachable warrants did not meet the definition of a derivative under FAS 133 paragraph 11(a) because they were considered contracts issued or held that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position. They do not require net-cash settlement nor do they give the counterparty a choice of net-cash settlement or settlement in shares. We have considered paragraphs 12-32 of EITF 00-19 and concluded that the terms of the warrants satisfy all criteria for classification as equity.

We allocated the proceeds between the stock and the warrants based upon their estimated fair values as of the closing date, resulting in $3,385,340 being allocated to the warrants. We determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.69%; volatility of 77% and a dividend yield of 0%.

In an effort to help us identify candidates for anaerobic digester projects, we have entered into a business development agreement (BDA) with Cargill. In consideration of Cargill's services (see Note J), under the BDA, we will grant to Cargill warrants to purchase shares of our common stock equal to 1% of the outstanding shares of our common stock on a fully-diluted basis on such date as Cargill delivers executed project commitments with project candidates relating to anaerobic digester projects covering 10,000 cow equivalents, as defined, and thereafter to issue similar warrants on each succeeding date on which the same warrant issuance conditions have again been satisfied, up to a maximum of 4.99% of the outstanding shares of common stock on such issuance date subject to all warrants in the aggregate. The warrants will be exercisable for a period of five years from the issuance date, and will have an exercise price per share equal to 75% of the closing price of our common stock on the last trading day prior to the issuance date. During 2007, we granted Cargill warrants to purchase 175,912 shares of our common stock at an exercise price of $5.37 per share under this arrangement. These warrants were valued using the Black- Scholes method, and determined to have a value of $907,288. We have capitalized this development cost and this amount is currently held in our construction in progress account.

Offering costs: One of the placement agents in the series A financing received a warrant to purchase 168,745 shares of common stock at a purchase price of $5.27 per share, exercisable for a period of five years. We determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.8%; volatility of 77% and a dividend yield of 0%. The fair value of the warrants of $508,628 was treated as an offset to the proceeds of the series A financing and credited to additional paid in capital.

Stock Options

We maintain incentive compensation plans under which restricted stock awards, stock options, stock units and stock appreciation rights may be granted to employees, directors and independent contractors. To date, we have granted stock options, stock appreciation rights and restricted stock awards. Stock options under the plans provide for either nonqualified stock options or incentive stock options. Stock options are granted at the market price on the date of grant and generally vest at a rate of 25%-33% per year. The stock options generally expire 10 years from the date of grant. We issue new shares of common stock upon exercise of stock options.

Compensation expense is recognized only for those awards expected to vest, with forfeitures estimated based on our historical experience and future expectations.

Valuation Assumptions: The fair value of stock options granted during the years ended December 31, 2008, 2007 and 2006 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
Fair Market Per Share	$ 2.98	$ 4.49	$ 4.47
Assumptions			
Risk-free rate of return	3.04%	4.37%	4.48%
Volatility	64.92%	77.15%	78.32%
Expected annual dividend yield	0.00%	0.00%	0.00%
Option Life (years)	4.65	5.14	4.00

The employee stock-based compensation expense recognized under FAS123R and presented in the disclosure required under FAS 123 was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. Employee stock-based compensation expense recognized was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. FAS123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. A forfeiture rate of 0% to 25% is applied to the stock-based compensation expense, determined through historical experience of employee stock options. We base our determination of expected volatility primarily on our assessment of the historical volatility of our common stock.

The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The dividend yield assumption is based on our history and expectation of future dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

Stock option transactions during year ended 2008, 2007 and 2006 are summarized as follows:

Outstanding Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term Years	Aggregate Intrinsic Value
Balance at January 1, 2006	**2,780,797**	**$ 5.81**	**6.87**	**$ 3,801,585**
Issued in 2006	653,000	6.69	9.51	
Exercised	(105,054)	6.72		
Expired in 2006	(301,636)	6.24	—	
Outstanding at December 31, 2006	**3,027,107**	**$ 5.93**	**6.75**	**$ 8,859,395**
Issued in 2007	—			
Exercised	(271,324)	5.41		
Expired in 2007	(238,785)	5.68	—	
Outstanding at December 31, 2007	**2,516,998**	**$ 5.93**	**5.37**	**$ 1,098,789**
Issued in 2008	—			
Exercised	—			
Expired in 2008	(203,659)	6.76	—	
Outstanding at December 31, 2008	**2,313,339**	**$ 5.76**	**5.16**	**$ 0**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount is changed based on the fair market value of our stock. No options were exercised during the year ended December 31, 2008.

The total compensation cost related to unvested awards not yet recognized is $701,232. This amount will be charged against income over the next three years. As of December 31, 2008 there were 439,000 shares of common stock available for issuance pursuant to future stock awards.

A summary of the status of our unvested share awards during fiscal years 2006, 2007 and 2008 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2006	**797,690**	
Awards granted	2,227,950	$4.17
Awards vested	(1,685,934)	
Awards canceled or expired	(363,049)	
Unvested at December 31, 2006	**976,657**	
Awards granted	—	n/a
Awards vested	(517,539)	
Awards canceled or expired	(238,785)	
Unvested at December 31, 2007	**220,333**	
Awards granted	—	n/a
Awards vested	(93,385)	
Awards canceled or expired	(32,847)	
Unvested at December 31, 2008	**94,101**	

Warrants

The Company had outstanding warrants of 1,838,862 and 1,860,292 as of December 31, 2008 and December 31, 2007, respectively. The weighted average exercise prices were $4.38 and $5.38 as of December 31, 2008 and December 31, 2007, respectively. The weighted contract term has 2 years remaining as of December 31, 2008.

Stock Appreciation Rights

In 2007, the company began granting stock appreciation rights, known as SARs, to employees. SARs are contractual rights that entitle the holder to receive the appreciation in value on shares of employer stock from the grant date. Any such appreciation can be paid in either cash or shares upon exercise, at our election. Management currently plans to continue to settle SARs exclusively with equity and as such these awards are classified as equity. In 2007 and 2008, all SARs exercises were paid in shares. There were no exercises of SARs in 2008. We granted 431,750 and 428,202 SARs in 2007 and 2008, respectively. We currently have 753,734 SARs outstanding, which have a weighted average exercise price of $5.61 and a weighted average remaining contractual term of 9 years. We recognized $1,492,000 and $752,000 in non cash compensation expense related to SARs for the years ending December 31, 2008 and 2007, respectively. The vesting period for SARs ranges from immediately to a period of 3 years. In 2007, we had 426,750 SARs outstanding, which had a weighted average exercise price of $6.17 and a weighted average remaining contractual term of 9.48 years.

Restricted Stock

In 2008, we issued 44,750 shares of restricted stock with a fair market value of $5.52 and an intrinsic value of $5.51 per share. The total 2008 non-cash compensation expense for these shares of restricted stock was $64,743. The vesting period is over two years. As of December 31, 2008, there were 35,250 shares of restricted stock outstanding.

Dividends

Since December 2000, our Board of Directors has not declared dividends on its common stock. Due to the acquisition of Microgy and anticipated expansion of its business, our Board of Directors has concluded that available cash flows should be redirected to operating and investing activities for the foreseeable future, except to the extent of cash dividends required to be paid on outstanding shares of our series A preferred stock. In addition, the terms of our series A preferred stock prohibit the payment of dividends on our common stock while any shares of our series A preferred stock remain outstanding or any accrued dividends on the series A preferred stock remain unpaid

In October of 2006, the company issued 281,241 shares of the series A preferred stock at an aggregate purchase price of $15 million. Dividend payments on the preferred stock are due on January 1st and July 1st of every year. In order to account for this dividend, the company has accrued $667,089 for the period from July 1, 2008, the date of the previous dividend payment, through December 31, 2008. The company paid $1,326,271 in preferred dividends in the year ended December 31, 2008.

Other Equity Transactions

We have outstanding notes receivable from current and former officers and directors for shares purchased in connection with the 1990 Stock Plan and 1993 Director Plan which amounted to $638,219 as of both December 31, 2008 and 2007. The notes, which are classified as a reduction of shareholders' equity, are payable upon demand and bear interest at a floating rate which is payable monthly. The notes are also secured by the shares purchased by the officers and directors. In accordance with company policy and applicable law, we no longer make loans to our officers and directors.

NOTE K—COMMITMENTS

The following table shows all of our long term liabilities and commitments:

Commitments of Continuing Operations	2009	2010	2011	2012	2013	Thereafter	Total
Operating Leases(1)	$ 336,672	$ 336,672	$ 298,500	$ 111,078	—	—	$ 1,082,922
Microgy Commitments(2)	3,000,000	—	—	—	—	—	3,000,000
Tax Exempt Bonds(3)	10,308,250	10,308,250	10,658,250	11,603,750	11,606,350	285,416,450	339,901,300
Security Deposit(4)	250,000	100,000	100,000	100,000	100,000		650,000
Vehicle Loan and Other Capital Leases(5)	30,347	18,829	—	—	—	—	49,176
TOTAL	**$13,925,269**	**10,763,751**	**11,056,750**	**11,814,828**	**11,706,350**	**285,416,450**	**$344,683,398**

1 We are obligated under various non-cancelable operating leases for office space and automotive vehicles. Rent expense for these operating leases was $371,637, $424,765, and $286,501, in 2008, 2007 and 2006, respectively.

2 These commitments relate to various purchase agreements, and include amounts expected to be claimed by SouthTex Treaters for gas treatment equipment, in connection with our Microgy facilities.

3 In 2007, Microgy began scheduled interest payments on the tax exempt bonds. Mandatory redemption of principal amounts begins in 2012.

4 In December 2008, Microgy signed a contract with a customer that required security deposits to protect against failure to delivery product in certain instances.

5 We are obligated under various non-cancelable capital leases for automotive vehicles.

Cargill Business Development Agreement

In October 2006, we entered into a Business Development Agreement, referred to as the BDA, with Cargill, Incorporated, acting through its Emerging Business Accelerator Unit, referred to as Cargill. Pursuant to the terms of the BDA, Cargill has agreed to use its reasonable efforts to identify potential anaerobic digester projects for development by us within Cargill's network of customers, farmers and strategic business partners in North America. Cargill and Microgy will work jointly to identify specific targeted markets for developing such projects within the Cargill network, and Cargill will identify project candidates based upon agreed project guidelines. We will consider each project candidate and select those candidates they want Cargill to pursue further on their behalf. Cargill will then negotiate with such project candidates with the goal of obtaining a binding agreement whereby such project candidates commit to give Microgy the option to implement an anaerobic digester project. Once a project commitment has been signed, Cargill will present it to us for review and consideration. We will then proceed with the negotiation of mutually acceptable leases and other project agreements with the project candidates in which they are interested.

In consideration of Cargill's services under the BDA, we will grant to Cargill warrants to purchase shares of our common stock equal to 1% of the outstanding shares of our common stock on a fully-diluted basis on such date as Cargill delivers executed project commitments with project candidates relating to anaerobic digester projects covering 10,000 cow equivalents, as defined, and thereafter to issue similar warrants on each succeeding date on which the same warrant issuance conditions have again been satisfied, up to a maximum of 4.99% of the outstanding shares of common stock on such issuance date subject to all warrants in the aggregate. The warrants will be exercisable for a period of five years from the issuance date, and will have an exercise price per share equal to 75% of the closing price of our common stock on the last trading day prior to the issuance date. During 2007, we granted Cargill warrants purchasing 175,912 shares of our common stock at an exercise price of $5.37

per share under this arrangement. These warrants were valued using the Black Scholes method, and determined to have a value of $907,288. We have capitalized this development cost and this amount is currently held in our construction in progress account.

As further consideration for Cargill's services under the BDA, for a three-year period beginning with the first date of issuance of a greenhouse gas reduction certificate issued to, owned or controlled by us derived from an anaerobic digester project subject to a project commitment, referred to as an eligible certificate, we will convey to Cargill or its designee ownership of 25% of all such eligible certificates, after giving effect to any share of such certificates owed to a project candidate pursuant to the terms of any lease or other project agreement with such project candidate. During such three-year period, Cargill will also have the first right to bid on any other proposed sale or conveyance of any eligible certificates. In addition, with respect to each project subject to a project commitment which generates revenue to Environmental Power or Microgy from the sale of gas, electricity or other by-products (but not including sales of greenhouse gas reduction certificates), we will be obligated to pay to Cargill, within 30 days of receipt of such revenues, 2% of such revenues for a five-year period beginning on the date on which any such revenue is first received. Finally, during a three-year period following the date of first generation of gas or electricity by an anaerobic digestion project subject to a project commitment, Cargill will have the first right to bid on the proposed sale or conveyance of all such gas or electricity.

The BDA will terminate upon the earliest of the following events:

- the third anniversary of the date of the BDA;
- the delivery by Cargill of project commitments signed by project candidates covering 50,000 cow equivalents;
- termination by a party if a court shall have entered a final, non-appealable order, decree, ruling or other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the BDA;
- termination by a party if the other party is in material breach or default, which breach or default is not cured within 30 days after the date of notice thereof;
- termination by a party if the other party becomes insolvent or unable to pay its debts when due, has a trustee or receiver appointed for any or all of its assets, makes an assignment for the benefit of creditors or has a bankruptcy petition filed by or against it which is not dismissed within 90 days;
- termination by a party if the other party ceases, or threatens to cease, to carry on business; or
- termination by a party for any reason upon 30 days' written notice to the other party.

Upon any termination of the BDA, the BDA will become void, and the parties will have no liability or obligation hereunder, except for liabilities resulting from breach of the BDA on or prior to the date of termination, and except that Cargill will be entitled to any consideration described above for all AD Projects subject to a Project Commitment entered into prior to the date of termination. Notwithstanding any termination of the BDA, during the term of the BDA and for a period of two years after the date of termination, we will not solicit or negotiate with any person who had entered into negotiations with Cargill or its affiliates with respect to an anaerobic digestion project but with whom no project commitment has been concluded, without the prior written consent of Cargill or Cargill's participation.

Pursuant to the terms of the BDA, we have agreed not to enter into a similar business development agreement with certain prohibited parties identified by Cargill from time to time, provided that there cannot be any more than seven prohibited parties at any given time, and further provided that Cargill may not deem a party to be prohibited if we were having discussions with the party prior to its being so designated by Cargill.

NOTE L—ASSET RETIREMENT OBLIGATIONS

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "*Accounting for Asset Retirement Obligations*" ("SFAS No. 143"), which provides accounting requirements for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition, initial measurement of the liability, allocation of asset retirement costs to expense, subsequent measurement of the liability, and financial statement disclosures. SFAS No. 143 requires that asset retirement costs be capitalized along with the cost of the related long-lived asset. The asset retirement costs should then be allocated to expense using a systematic and rational method. We have determined that we have asset retirement costs associated with substrate removal at our Huckabay Ridge facility. This amount is included in property, plant and equipment and other liabilities on our balance sheet and depreciated over 30 years, the estimated useful life of the facility.

NOTE M—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term debt obligations and long-term debt obligations. As of December 31, 2008 and 2007, the carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments. The carrying amount of long-term debt is approximately $129.475 million and the estimated fair value approximates the carrying amount of the liability.

NOTE N—SUBSEQUENT EVENT

On March 13, 2009, the Company closed on the sale of $5,000,000 original principal amount of its 14% convertible notes due January 1, 2014, referred to as the notes, for net proceeds of approximately $4,389,000. The notes are unsecured obligations of Environmental Power Corporation and pay interest semi-annually on January 1 and July 1, with principal due at maturity. The notes are convertible into common stock of the Company beginning at an initial conversion price of $5.40 a share through December 31, 2009, then increasing to $6.33 per share from January 1, 2010 through December 31, 2010, $7.65 per share from January 1, 2011 through December 31, 2011, $9.75 per share from January 1, 2012 through December 31, 2012 and $11.00 per share from January 1, 2013 to December 31, 2013.

The terms of the notes are governed by an Indenture, dated as of March 1, 2009, as supplemented by a First Supplemental Trust Indenture, dated as of March 1, 2009, between the Company and Wells Fargo Bank, National Association, as Trustee, collectively referred to as the indenture. The indenture contains covenants which include restrictions and limitations on the ability of the Company and its subsidiaries to incur indebtedness and issue certain types of capital stock and engage in certain transactions. In certain instances described in the indenture, the holders of the notes can require the company to repurchase or redeem the notes, and the Company can require holders of the notes to convert into common stock or redeem their notes. The proceeds of these notes can only be used for the costs and expenses associated with the construction and operation of our projects, as described in more detail in the indenture. The First Supplemental Indenture provides for the issuance of notes in an aggregate original principal amount of up to $53,000,000.

NOTE O—SELECTED UNAUDITED QUARTERLY FINANCIAL RESULTS

The following tables set forth certain unaudited quarterly data of the Company for each of the quarters since January 2007. This information has been prepared on the same basis as the annual financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the annual financial statements and the notes thereto included elsewhere in this document. The quarterly operating results are not necessarily indicative of future results of operations.

	Quarters Ended							
	3/31/2007	6/30/2007	9/30/2007	12/31/2007	3/31/2008	6/30/2008	9/30/2008	12/31/2008
	(unaudited) in thousands except per share data							
REVENUES	215	327	344	289	971	1,112	456	366
COSTS AND EXPENSES:								
Operations and maintenance	217	244	313	168	1,317	1,937	1,784	2,080
Impairment of goodwill								4,913
General and administrative	2,346	3,656	3,776	2,667	3,261	3,611	2,865	2,265
Depreciation and amortization	71	77	78	78	261	353	379	366
TOTAL COSTS AND EXPENSES	$ 2,634	$ 3,977	$ 4,167	$ 2,913	$ 4,839	$ 5,901	$ 5,028	$ 9,624
OPERATING (LOSS)	$(2,419)	$(3,650)	$(3,823)	$(2,624)	$(3,868)	$(4,789)	$(4,572)	$(9,258)
OTHER INCOME (EXPENSE):								
Interest income	$ 159	$ 132	$ 110	$ 382	$ 247	$ 100	$ 88	$ 53
Interest expense	(4)	(2)	(4)	(2)	(177)	(265)	(263)	(265)
Other income (expense)	583	—	—	1	(13)	(9)	(15)	37
TOTAL OTHER INCOME (EXPENSE)	$ 738	$ 130	$ 106	$ 381	$ 57	$ (174)	$ (190)	$ (175)
(LOSS) INCOME BEFORE TAXES	$(1,681)	$(3,520)	$(3,717)	$(2,243)	$(3,811)	$(4,963)	$(4,762)	$(9,433)
INCOME TAX EXPENSE (BENEFIT)	—	—	—	—	—	—	—	26
(LOSS) FROM CONTINUING OPERATIONS	$(1,681)	$(3,520)	$(3,717)	$(2,243)	$(3,811)	$(4,963)	$(4,762)	$(9,459)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$ 335	$(3,235)	$(2,041)	$(1,255)	$ 6,989	—	—	—
NET (LOSS) INCOME	$(1,346)	$(6,755)	$(5,758)	$(3,498)	$ 3,178	$(4,963)	$(4,762)	$(9,459)
Preferred Securities Dividend Requirements	$ (336)	$ (334)	$ (336)	$ (342)	$ (338)	$ (329)	$ (326)	$ (334)
Beneficial Conversion Feature of Preferred Stock			$ (57)					
Change in Value of Modified Warrants			$ (98)					
(Loss) Income/Income Available to Common Shareholders	$(1,682)	$(7,089)	$(6,249)	$(3,840)	$ 2,840	$(5,292)	$(5,088)	$(9,793)
Weighted Average Common Shares Outstanding								
Basic	9,787	10,027	10,173	15,405	15,668	15,579	15,579	15,579
Diluted	9,787	10,027	10,173	15,405	18,730	15,579	15,579	15,579
BASIC AND DILUTED LOSS PER COMMON SHARE								
BASIC LOSS PER COMMON SHARE	$ (0.17)	$ (0.71)	$ (0.61)	$ (0.25)	$ 0.18	$ (0.34)	$ (0.33)	$ (0.63)
From Continuing Operations	$ (0.22)	$ (0.39)	$ (0.41)	$ (0.17)	$ (0.27)	$ (0.34)	$ (0.33)	$ (0.63)
From Discontinued Operations	$ 0.05	$ (0.32)	$ (0.20)	$ (0.08)	$ 0.45	$ —	$ —	$ —
DILUTED LOSS PER COMMON SHARE	$ (0.17)	$ (0.71)	$ (0.61)	$ (0.25)	$ 0.17	$ (0.34)	$ (0.33)	$ (0.63)
From Continuing Operations	$ (0.22)	$ (0.39)	$ (0.41)	$ (0.17)	$ (0.20)	$ (0.34)	$ (0.33)	$ (0.63)
From Discontinued Operations	$ 0.05	$ (0.32)	$ (0.20)	$ (0.08)	$ 0.37	$ —	$ —	$ —

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

ENVIRONMENTAL POWER CORPORATION

By: /s/ RICHARD E. KESSEL

Richard E. Kessel
President and Chief Executive Officer

Date: March 16, 2009

We, the undersigned officers and directors of Environmental Power Corporation, hereby severally constitute and appoint Richard E. Kessel, Michael E. Thomas and Dennis Haines, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Environmental Power Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD E. KESSEL **Richard E. Kessel**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2009
/s/ MICHAEL E. THOMAS **Michael E. Thomas**	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 16, 2009
/s/ JOSEPH E. CRESCI **Joseph E. Cresci**	Chairman of the Board of Directors	March 16, 2009
/s/ KAMLESH R. TEJWANI **Kamlesh R. Tejwani**	Vice Chairman of the Board of Directors	March 16, 2009
/s/ JOHN R. COOPER **John R. Cooper**	Director	March 16, 2009
/s/ LON HATAMIYA **Lon Hatamiya**	Director	March 16, 2009
/s/ STEVEN KESSNER **Steven Kessner**	Director	March 16, 2009
/s/ ROBERT I. WEISBERG **Robert I. Weisberg**	Director	March 16, 2009
/s/ ROGER S. BALLENTINE **Roger S. Ballentine**	Director	March 16, 2009

EXHIBIT INDEX

Exhibit No.	Description
2.01	Agreement and Plan of Merger dated as of June 2, 2003, among Environmental Power Corporation, EPC Holdings 1, Inc. and EPC Merger Sub, Inc. (Incorporated by reference to Exhibit 2.01 to the Registrant's Current Report on Form 8-K/A dated June 2, 2003, as filed with the SEC on June 10, 2003 (SEC File No. 000-15472)).
3.01	Restated Certificate of Incorporation of the Registrant, as amended (Incorporated by reference to Exhibit 3.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007 (SEC File No. 001-32393)).
3.02	Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant's Current Report on Form 8-K dated December 7, 2007, as filed with the SEC on December 13, 2007 (SEC File No. 001-32393)).
4.01	Certificate of Designations, Preferences and Rights of the Series A 9% Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.01 to the Registrant's Current Report on Form 8-K dated, November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.1*	Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish Biogas Technology, A.S. (Incorporated by reference to Exhibit 10.07 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001 (SEC File No. 000-15472)).
10.2*	Addendum, dated April 14, 2003, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S (Incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 30, 2004 (SEC File No. 000-15472)).
10.3	Addendum No. 2, dated as of March 7, 2005, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (Incorporated by reference to Exhibit 10.62 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 31, 2005 (SEC File No. 001-32393)).
10.4	Indemnification Agreement dated February 12, 2002 between the Registrant and Joseph Cresci, Donald Livingston, William Linehan, and their successors (Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the SEC on April 1, 2002 (SEC File No. 000-15472)).
10.5	Promissory Note dated July 30, 1993 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.101 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003 (SEC File No. 000-15472)).
10.6	Promissory Note dated April 12, 2001 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.105 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003 (SEC File No. 000-15472)).
10.7	Promissory Note dated July 30, 1993 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.102 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003 (SEC File No. 000-15472)).
10.8	Promissory Note dated December 15, 1995 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $267,280.50 (Incorporated by reference to Exhibit 10.103 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003 (SEC File No. 000-15472)).

Exhibit No.	Description
10.9	Promissory Note dated April 12, 2001 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.106 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 000-15472)).
10.10	Promissory Note dated September 9, 1997 by Robert I. Weisberg in favor of Environmental Power Corporation in the original amount of $48,575.00 (Incorporated by reference to Exhibit 10.104 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003 (SEC File No. 000-15472)).
10.11+	1993 Director Option Plan (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 (SEC File No. 33-70078)).
10.12+	Restated 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 31, 2005 (SEC File No. 001-32393)).
10.13+	Restated 2002 Director Option Plan (Incorporated by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 31, 2005 (SEC File No. 001-32393)).
10.14+	Form of Non-Incentive Stock Option Agreement for option grants under the Restated 2002 Director Option Plan (Incorporated by reference to Exhibit 10.79 to the Registrant's Registration Statement on Form S-2 (SEC File No. 333-128863)).
10.15+	2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 12, 2005 (SEC File No. 001-32393))
10.16+	2006 Equity Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007 (SEC File No. 001-32393)).
10.17+	Form of Incentive Stock Option Agreement under the 2006 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the SEC on August 14, 2006 (SEC File No. 001-32393)).
10.18+	Form of Non-Statutory Stock Option Agreement under the 2006 Equity Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the SEC on August 14, 2006 (SEC File No. 001-32393)).
10.19+	Form of Stock Appreciation Right Agreement under the 2005 Equity Incentive Plan and 2006 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, as filed with the SEC on August 13, 2007(SEC File No. 001-32393)).
10.20+	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the 2006 Equity Incentive Plan (Incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC on March 17, 2008 (SEC File No. 001-32393)).
10.21+	2006 Director Option Plan (Incorporated by reference to Appendix A to the Registrant's definitive Schedule 14A relating to the definitive proxy materials for the Registrant's 2006 Annual Meeting of Stockholders, as filed with the SEC on April 3, 2006 (SEC File No. 001-32393)).
10.22+	Form of Non-Statutory Stock Option Agreement under the 2006 Director Option Plan (Incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the SEC on August 14, 2006 (SEC File No. 001-32393)).

Exhibit No.	Description
10.23+	Amended and Restated Non-Statutory Stock Option Agreement, dated as of March 29, 2004, between the Registrant and Kamlesh Tejwani (Incorporated by reference to Exhibit 4.08 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 30, 2004 (SEC File No. 001-32393)).
10.24+	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Registrant and Joseph E. Cresci (Incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-8 filed with the SEC on August 24, 2004 (SEC File No. 333-118521)).
10.25+	Non-Statutory Stock Option Agreement granted under the Registrant's 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Joseph E. Cresci (Incorporated by reference to Exhibit 10.82 to the Registrant's Registration Statement on Form S-2 (SEC File No. 333-128863)).
10.26	Reserved
10.27+	2008 Base Salaries for Named Executive Officers.
10.28+	Amended and Restated Non-Statutory Stock Option Agreement granted under the Registrant's Restated 2001 Stock Incentive Plan, dated June 29, 2005, between the Registrant and Steven Kessner (Incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed with the SEC on November 8, 2005 (SEC File No. 001-32393)).
10.29+	Summary of Non-Employee Director Compensation.
10.30+	Employment Agreement, dated July 12, 2006, between the Registrant and Richard E. Kessel (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated July 12, 2006, as filed with the SEC on July 18, 2006 (SEC File No. 001-32393)).
10.31+	Non-Statutory Stock Option Agreement, dated July 18, 2006, between the Registrant and Richard E. Kessel (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated July 12, 2006, as filed with the SEC on July 18, 2006 (SEC File No. 001-32393)).
10.32+	Indemnification Agreement, dated July 12, 2006, between the Registrant and Richard E. Kessel (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated July 12, 2006, as filed with the SEC on July 18, 2006 (SEC File No. 001-32393)).
10.33+	Employment Offer Letter, dated October 11, 2006, between the Registrant and Dennis Haines (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated October 11, 2006, as filed with the SEC on October 16, 2006 (SEC File No. 001-32393)).
10.34+	Employment Offer Letter, dated May 7, 2007, between the Registrant and Michael E. Thomas (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, as filed with the SEC on August 13, 2007 (SEC File No. 001-32393)).
10.35	Form of Common Stock Warrant to purchase 100,000 shares of Common Stock at an exercise price of $6.33 per share issued to Ladenburg, Thalmann & Co. Inc. in connection with the Registrant's February 2005 public offering (Incorporated by reference to Exhibit 4.01 to the Registrant's Registration Statement on Form S-2 (SEC File No. 333-121572)).
10.36	Reserved.
10.37	Business Development Agreement, dated October 23, 2006, between the Registrant, Microgy, Inc. and Cargill, Incorporated (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated October 23, 2006, as filed with the SEC on October 26, 2006 (SEC File No. 001-32393)).
10.38	Form of Warrant to Purchase Shares of Common Stock to be issued to Cargill, Incorporated (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, dated October 23, 2006, as filed with the SEC on October 26, 2006 (SEC File No. 001-32393)).

Exhibit No.	Description
10.39	Form of Subscription Agreement for the participants in the Registrant's private placement of its Series A 9% Cumulative Convertible Preferred Stock and Common Stock Warrants in November 2006 (the "November 2006 Private Placement") (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated October 23, 2006, as filed with the SEC on October 26, 2006 (SEC File No. 001-32393)).
10.40	Form of Warrant to Purchase Shares of Common Stock issued in the November 2006 Private Placement (Incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K, dated October 23, 2006, as filed with the SEC on October 26, 2006 (SEC File No. 001-32393)).
10.41	Loan Agreement, dated as of October 1, 2006, between Microgy Holdings, LLC and the Gulf Coast Industrial Development Authority (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.49	Trust Indenture, dated as of October 1, 2006, between the Gulf Coast Industrial Development Authority and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.42	Guarantee Agreement, dated as of October 1, 2006, among Microgy Holdings, LLC, MST Production Ltd., MST GP, LLC, MST Estates, LLC, Mission Biogas, L.L.C., Hereford Biogas, L.L.C. and Rio Leche Estates, L.L.C., on the one hand, and Wells Fargo Bank, National Association, as Trustee, on the other hand (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.43	Collateral Trust Agreement, dated as of October 1, 2006, among Microgy Holdings, LLC, MST Production Ltd., MST GP, LLC, MST Estates, LLC, Mission Biogas, L.L.C., Hereford Biogas, L.L.C. and Rio Leche Estates, L.L.C., on the one hand, and Wells Fargo Bank, National Association, as Trustee, on the other hand (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.44	Support Agreement, dated as of October 1, 2006, among Environmental Power Corporation and Microgy Holdings, LLC, on the one hand, and Wells Fargo Bank, National Association, as Trustee, on the other hand (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.45	Indemnity Letter, dated as of November 9, 2006, by Environmental Power Corporation in favor of B.C. Ziegler and Company d/b/a Ziegler Capital Markets Group, as Underwriter (Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.46	Management Services Agreement, dated as of November 1, 2006, between Environmental Power Corporation and Microgy Holdings, LLC (Incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.47	Tax Sharing Agreement, dated as of November 1, 2006, between Environmental Power Corporation and Microgy Holdings, LLC (Incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.48	Form of Facility Operating Agreement between Microgy O&M, LLC and each of MST Production Ltd., Mission Biogas, L.L.C., Hereford Biogas, L.L.C. and Rio Leche Estates, L.L.C (Incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).

Exhibit No.	Description
10.49	Equity Interest Purchase Option, dated as of November 9, 2006, between Microgy, Inc. and Microgy Holdings, LLC, on the one hand, and South-Tex Morrow, Inc. (f/k/a South-Tex Treaters, Inc.) (Incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K, dated November 9, 2006, as filed with the SEC on November 14, 2006 (SEC File No. 001-32393)).
10.50	Drawing Agreement, dated as of October 1, 2006, among Microgy Holdings, LLC, Wells Fargo Bank, National Association, as Trustee, and R.W. Beck Incorporated.
10.51	Omnibus Agreement Regarding Termination of Lease, dated November 30, 2007, by and between Buzzard Power Corporation and Scrubgrass Generating Company, L.P. (Incorporated by reference to Exhibit 2.01 to the Registrant's Current Report on Form 8-K, dated February 29, 2008, as filed with the SEC on March 6, 2008 (SEC File No. 001-32393)).
10.52	Assignment, Termination and Release Agreement, dated as of February 20, 2008, among Buzzard Power Corporation, EPC Corporation, Scrubgrass Generating Company, L.P. and Calyon New York Branch, as agent (Incorporated by reference to Exhibit 2.02 to the Registrant's Current Report on Form 8-K, dated February 29, 2008, as filed with the SEC on March 6, 2008 (SEC File No. 001-32393)).
10.53	Third Amendment to Amended and Restated Disbursement Agreement, dated as of February 29, 2007, by and among Scrubgrass Generating Company, L.P., Buzzard Power Corporation, Deutsche Bank Trust Company Americas, as Disbursement Agent and Deutsche Bank Trust Company Americas, as Securities Intermediary (Incorporated by reference to Exhibit 2.03 to the Registrant's Current Report on Form 8-K, dated February 29, 2008, as filed with the SEC on March 6, 2008 (SEC File No. 001-32393)).
10.54	Loan Termination Agreement, dated November 30, 2008, between EPC Corporation and Crystal Creek Coalpower Funding, LLC (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, dated February 29, 2008, as filed with the SEC on March 6, 2008 (SEC File No. 001-32393)).
10.55+	Stock Appreciation Right Agreement, dated February 28, 2008, between the Registrant and Robert I. Weisberg (Incorporated by reference to Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC on March 17, 2008 (SEC File No. 001-32393)).
10.56	Annual Management Incentive Plan of the Registrant (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed with the Securities and Exchange Commission on May 12, 2008 (SEC File No. 001-32393)).
10.57	Long-Term Incentive Plan of the Registrant (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed with the Securities and Exchange Commission on May 12, 2008 (SEC File No. 001-32393)).
10.58	Lease Agreement, dated as of June 1, 2008, between Microgy Grand Island, LLC and the City of Grand Island, Nebraska (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).
10.59	Trust Indenture, dated as of June 1, 2008, between the City of Grand Island, Nebraska and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).
10.60	Guaranty Agreement, dated as of June 1, 2008, between Microgy Grand Island, LLC and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).

Exhibit No.	Description
10.61	Pledge Agreement, dated as of June 1, 2008, among Microgy Grand Island, LLC, Wells Fargo Bank, National Association, as Trustee and Swift & Company (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).
10.62	Support Agreement, dated as of June 1, 2008, among Environmental Power Corporation and Microgy Grand Island, LLC, on the one hand, and Wells Fargo Bank, National Association, as Trustee, on the other hand (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).
10.63	Tax Regulatory Agreement, dated as of June 1, 2008, between Microgy Grand Island, LLC and the City of Grand Island, Nebraska (Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).
10.64	Indemnity Letter, dated as of July 22, 2008, by Environmental Power Corporation in favor of B.C. Ziegler and Company d/b/a Ziegler Capital Markets Group, as Underwriter (Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K dated July 22, 2008, as filed with the SEC on July 28, 2008 (SEC File No. 001-32393)).
10.65	Loan Agreement, dated as of August 1, 2008, between Microgy Holdings, LLC and the California Statewide Communities Development Authority (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
10.66	Trust Indenture, dated as of August 1, 2008, between the California Statewide Communities Development Authority and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
10.67	Supplemental Guarantee Agreement, dated as of August 1, 2008, among Microgy Holdings, LLC, MST Production Ltd., MST GP, LLC, MST Estates, LLC, Mission Biogas, L.L.C., Hereford Biogas, L.L.C., Rio Leche Estates, L.L.C., Microgy Hanford, LLC, and Microgy Riverdale, LLC, on the one hand, and Wells Fargo Bank, National Association, as Trustee, on the other hand (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
10.68	Joinder, dated as of August 1, 2008, to Collateral Trust Agreement, dated as of October 1, 2006, among Microgy Holdings, LLC, MST Production Ltd., MST GP, LLC, MST Estates, LLC, Mission Biogas, L.L.C., Hereford Biogas, L.L.C. and Rio Leche Estates, L.L.C., on the one hand (the "Texas Subsidiary Guarantors"), and Wells Fargo Bank, National Association, as Trustee, on the other hand (the "Trustee"), executed by the Texas Subsidiary Guarantors, Microgy Hanford, LLC, and Microgy Riverdale, LLC, on the one hand, and the Trustee, on the other hand (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
10.69	Support Agreement, dated as of August 1, 2008, among Environmental Power Corporation and Microgy Holdings, LLC, on the one hand, and Wells Fargo Bank, National Association, as Trustee, on the other hand (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
10.70	Demand Purchase Agreement, dated September 3, 2008, by among Microgy Holdings, LLC, Environmental Power Corporation, Wells Fargo Bank, National Association, as Trustee, and the Bondholders named therein (Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).

Exhibit No.	Description
10.71	Indemnity Letter, dated as of August 28, 2008, by Environmental Power Corporation in favor of B.C. Ziegler and Company d/b/a Ziegler Capital Markets, as Underwriter (Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
10.72	First Addendum to Drawing Agreement, dated September 3, 2008, among Microgy Holdings, LLC, the Trustee and R.W. Beck, Incorporated (Incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K dated August 28, 2008, as filed with the SEC on September 4, 2008 (SEC File No. 001-32393)).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Vitale, Caturano & Company, Ltd.
31.1	Rule 13a-14(a)/15d-14(a) Certifications of the Registrant's Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certifications of the Registrant's Chief Financial Officer
32.1	Section 1350 Certifications of the Registrant's Chief Executive Officer
32.2	Section 1350 Certifications of the Registrant's Chief Financial Officer

\+ Management contract or compensation plan or arrangement.

* Confidential treatment granted as to certain portions, which portions have been omitted and separately filed with the Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K/A

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32393

Environmental Power Corporation
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**75-3117389** **(IRS Employer Identification Number)**
120 White Plains Road, 6th Floor, Tarrytown New York **(Address of principal executive offices)**	**10591** **(Zip Code)**

Registrant's telephone number, including area code: (914) 631-1435

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.01 par value per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2008, was approximately $60.2 million based on $4.17, the price at which the registrant's common stock was last sold on June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 28, 2009, the registrant had 15,614,604 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Not Applicable.

EXPLANATORY NOTE

This amendment on Form 10-K/A to the Annual Report of Environmental Power Corporation on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report") of Environmental Power Corporation ("we," "us," the "Company" or "EPC") filed on March 16, 2009 with the Securities and Exchange Commission (the "SEC") is being filed solely for the purpose of including information that was to be incorporated by reference from the Company's definitive proxy statement pursuant to Regulation 14A of the Securities and Exchange Act of 1934. The Company has determined that it will not file its proxy statement within 120 days of its fiscal year ended December 31, 2008 and is, therefore, amending and restating in their entirety Items 10, 11, 12, 13 and 14 of Part III of the Annual Report. In addition, in connection with the filing of this Amendment and pursuant to Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, we are including with this Amendment certain currently dated certifications.

Except as described above, no other amendments are being made to the Annual Report. This Form 10-K/A does not reflect events occurring after the March 16, 2009 filing of our Annual Report, and does not modify or update the disclosure contained in the Annual Report in any way other than as required to reflect the amendments discussed above and reflected below.

ENVIRONMENTAL POWER CORPORATION

ANNUAL REPORT
ON FORM 10-K/A

INDEX

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Roger S. Ballentine, age 46, has been the President and principal consultant of Green Strategies Inc., an energy and environmental policy consulting firm, since February 2001. Previously, Mr. Ballentine served in the Clinton Administration, serving from 1999 until early 2001 as Chairman of the White House Climate Change Task Force and Deputy Assistant to the President for Environmental Initiatives, and from 1998 to 1999 as Special Assistant to the President for Legislative Affairs. Prior to that time, Mr. Ballentine was a partner with the Washington, D.C. law firm Patton, Boggs, L.L.P. Mr. Ballentine is a member of the boards of directors of the American Council on Renewable Energy, the Biomass Energy Research Center, the Solar Electric Light Fund and the American Bird Conservancy, all of which are non-profit organizations. Mr. Ballentine received a B.A. in Economics, *magna cum laude*, from the University of Connecticut, and a J.D., *cum laude*, from Harvard Law School. In 2008, Mr. Ballentine was a visiting lecturer at the Harvard Law School.

John R. Cooper, age 61, has been a director since 2003. Since February 2003, he has been President of Finance of Energy Advisory Services, LLC, a financial structuring and energy consulting group. Since 2004, Mr. Cooper has been a principal, director and Chief Financial Officer of Ocean Renewable Power Company, LLC, a venture developing technology and projects to produce electric power from tidal and open ocean currents. Prior to 2002, Mr. Cooper was Senior Vice President and Chief Financial Officer of PG&E's National Energy Group (and predecessor companies), where he oversaw all aspects of the structuring and arranging of financing for the construction and acquisition of 8,500 MW of fossil, hydro and renewable electric generating projects and gas pipelines. During his 14 year tenure, these financings were awarded 10 "deal of the year" citations. Previously, he spent eight years with Bechtel Financing Services, Inc., where he was responsible for structuring and arranging financing for large infrastructure and energy projects. He spent three years as chief financial officer of a European oil, shipping, banking and venture capital group in Geneva, Switzerland. He is currently a Director of MachGen, LLC, SkyFuel, LLC, Ocean Renewable Power Company, LLC and an advisory director of Republic Financial Corporation's private equity group. Mr. Cooper holds a bachelor's degree from Trinity College (Connecticut), a master's degree in development economics and international studies from the Johns Hopkins Nitze School of Advanced International Studies, and a master's degree in finance from the Kellogg Graduate School of Management at Northwestern University.

Joseph E. Cresci, age 66, is a founder of our company and has served as our Chairman since its inception in 1982 and as Chief Executive Officer from 1982 to July 2003. Mr. Cresci's role as Chairman became a non-executive position in June 2006, and he retired from employment with our company in September 2006. Mr. Cresci now serves as an independent consultant in the area of energy project development. Prior to founding Environmental Power, Mr. Cresci had held other senior management positions including CEO/Owner of a distribution business and President/COO of a subsidiary of a New York Stock Exchange listed company. Mr. Cresci holds an A.B. degree from Princeton University and a law degree from Cornell Law School and was a member of the Pennsylvania and Massachusetts bars.

Lon Hatamiya, age 50, has been a Director of Navigant Consulting, Inc., a publicly traded, specialized, independent consulting firm providing litigation, financial, healthcare, energy and operational consulting services to government agencies, legal counsel and large companies, since July 2007. From January 2004 to July 2007, Mr Hatamiya was a Director of LEGC, LLC, an international expert consulting firm serving businesses and public agencies specializing in economic analysis and development, intellectual property valuation, international trade and related matters. From December 2003 to March 2004, he was an advisor to Declare Yourself, a non-profit, non-partisan organization focused on motivating young voters. From January 1999 to November 2003, Mr. Hatamiya was Secretary of the State of California's Technology, Trade and Commerce Agency and Chairman of the Board of the California Infrastructure and Economic Development Bank. From September 1993 to January 1999, Mr. Hatamiya held various positions in the United States Department of Agriculture, including being Vice President of the Credit Commodity Corporation, and Administrator of the Agricultural Marketing

Service and the Foreign Agricultural Service. He also practiced law with the international firm of Orrick, Herrington and Sutcliffe. Mr. Hatamiya holds a B.A. in Economics from Harvard University, an M.B.A. in International Business and Entrepreneurial Studies from the UCLA Anderson Graduate School of Management, and a J.D. from the UCLA School of Law.

Richard E. Kessel, age 59, has been our President and Chief Executive Officer since July 2006. From October 2003 to July 2006, Mr. Kessel was President and Chief Executive Officer of Bedford Partners, a consulting firm assisting private equity firms in acquiring energy, water, waste and other service related enterprises. From July 1, 2002 to September 30, 2003, Mr. Kessel served as the President and Chief Executive Officer for North America, and a Senior Vice President of, Suez Environment, an international company focused on water, wastewater and waste services. The North American operations overseen by Mr. Kessel were comprised of five companies with over 9,200 employees, $1.3 billion in annual revenues and $1.5 billion in assets. Mr. Kessel served as President and Chief Executive Officer of Trigen Energy Corporation, an energy services company with $1 billion in assets, $533 million in annual revenue and 34 operating facilities in 22 states, from April 1, 2000 to June 30, 2002, after serving as its Executive Vice President and Chief Operating Officer from December 1993 to March 31, 2000. Previously, Mr. Kessel was President and Chief Executive Officer of United Thermal Corporation (acquired by Trigen), which owned and operated the district energy systems in Baltimore, Boston, Philadelphia and St. Louis, and Chief Operating Officer of Sithe Energies, Inc., a developer of independent power projects in the United States and global markets. Mr. Kessel serves on the board of directors of ISO New England, Inc., the operator of the New England region's bulk power system and wholesale electricity markets. Mr. Kessel holds a B.S. in electrical engineering from Manhattan College, completed the course work for a masters in finance from New York University's Stern School of Business and received an advanced management degree from the Wharton School of Business Executive Program. We are required by the terms of Mr. Kessel's employment agreement to nominate him for election as a director at each annual meeting of stockholders held during his tenure as President and Chief Executive Officer.

Steven Kessner, age 56, has been the Chairman of the Board and President of The R.E. Group since 1981. In this capacity, Mr. Kessner has overseen the management and operation of the various real estate holding companies and construction and management companies of which The R.E. Group is the parent. Mr. Kessner is the founder of Uncle Steve's Camp, a non-profit organization for underprivileged children. Mr. Kessner has served on various non-profit boards and has been a volunteer fundraiser for numerous organizations throughout his career. Mr. Kessner holds a B.S. in Economics from Dartmouth College and served as President of his Dartmouth College class.

August Schumacher, Jr., age 69, has been a director since 2002. Since January 2003, Mr. Schumacher has served as a consultant to W.K. Kellogg Foundation, a consultant advisor to SJH & Company, Inc. and development advisor to Cantera Partners, LLC. From 2001 to 2006, Mr. Schumacher directed the Washington office of the SJH & Company, Inc. Mr. Schumacher served as the third-highest ranking official in the United States Department of Agriculture in the Farm and Foreign Agricultural Service from 1997 to 2001. During this time, he was also President of the USDA's Commodity Credit Corporation. Prior to his appointment, he directed the Department's Foreign Agricultural Service. Earlier, Mr. Schumacher was the Senior Agricultural Project Manager for World Bank and also served as the Commissioner of Food and Agriculture for the Commonwealth of Massachusetts. Mr. Schumacher is currently a member of the 21st Century Sustainable Agriculture Task Force of the National Academy of Sciences. In 2007, Mr. Schumacher, among others, oversaw the preparation of the Task Force Report of the Chicago Council of Global Affairs, titled "Modernizing America's Food and Farm Policy: Vision for a New Direction." Mr. Schumacher is also chairman of the Wholesome Wave Foundation of Westport, Connecticut, a non-profit organization, and serves on the boards of FreshFarm Markets of Washington, D.C. and GrainPro, LLC of Concord, Massachusetts, a privately held company.

Kamlesh R. Tejwani, age 48, has been our non-executive Vice Chairman since July 2006. Since July 2008, Mr. Tejwani has served as Chairman and Chief Executive Officer of AllGreen Energy Pte Ltd., a company focused on the development of renewable energy projects in India designed to generate electricity from biomass.

From July 2003 to July 2006, Mr. Tejwani served as our President and Chief Executive Officer. Mr. Tejwani served as President of Target Capital Corporation, a private equity firm, from May 1996 to June 2003. His responsibilities included structuring and implementing investments for an offshore investment fund and assisting operating companies in operational and strategic planning. From April 1990 until December 1995, he served as the Chairman and Chief Executive Officer of Air-Cure Technologies, Inc., a manufacturer and marketer of air pollution control systems.

Robert I. Weisberg, age 62, has been a director since 1994. From 2004 to 2008, Mr. Weisberg was Chairman and CEO of Oceans Casino Cruises, Inc., an operator of casino cruise ships. From 1996 to 2004, he was President and Chief Executive Officer of Alco Financial Services, LLC, a commercial asset-based lending company. Mr. Weisberg was the former President and Chief Executive Officer of Pro-Care Financial Group, Inc., and has held the positions of President and CEO of Fleet Credit Corporation and Executive Vice-President of Fleet Financial Group. A graduate of Northeastern University, he received the Executive Award from a joint program sponsored by Williams College and the Harvard Graduate School of Business. Past Chairman and President of the Commercial Finance Association, he is presently a member of the Commercial Finance Association's Education Foundation. Mr. Weisberg has served on numerous other public, corporate and non-profit community boards.

Executive Officers

Information regarding our executive officers may be found under the caption "Executive Officers of the Registrant" appearing at the end of Part I of our Annual Report on Form 10-K for the year ended December 31, 2008, to which this Form 10-K/A relates. Such information is incorporated herein by reference.

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee for 2008 were Messrs. Cooper, Hatamiya and Ballentine. Mr. Cooper serves as chair of the Audit Committee.

Audit Committee Financial Expert

The Board of Directors has determined that John R. Cooper is, and has designated Mr. Cooper as, the "Audit Committee Financial Expert" as defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and determined that he is independent within the meaning of Item 407(a) of Regulation S-K of the Exchange Act.

Director Nominees

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Committee and the Board of Directors.

In considering whether to recommend any particular candidate for inclusion in the Board of Director's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies certain criteria, including:

- the candidate's honesty, integrity and commitment to high ethical standards;
- demonstrated financial and business expertise and experience;
- understanding of our company, its business and its industry;
- actual or potential conflicts of interest; and
- the ability to act in the interests of all stockholders.

The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a significant breadth of experience, knowledge and abilities that will allow our Board of Directors to fulfill its responsibilities.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders or groups of stockholders who have owned more than 5% of our common stock for at least a year as of the date the recommendation is made. Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Environmental Power Corporation, 120 White Plains Road, 6th Floor, Tarrytown, New York 10591. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and the holders of more than 10% of our common stock to file with the SEC initial reports of ownership of our common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely upon a review of the copies of such forms furnished to us for the year ended December 31, 2008, and the information provided to us by those persons required to file such reports, no such person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis, except as follows:

- Each of Messrs. Ballentine, Cooper, Cresci, Hatamiya, Kessner, Schumacher, Tejwani and Weisberg filed a Form 4 on June 17, 2008 with respect to their annual director stock appreciation right grants on June 11, 2008.
- Mr. Cooper filed a Form 4 on September 19, 2008 with respect to his purchase of 2,500 shares of our common stock on September 12, 2008.
- Mr. Haines filed a Form 4 on November 17, 2008 with respect to his purchase of 10,000 shares of our common stock on November 12, 2008.
- Mr. Kessner filed a Form 4 on November 17, 2008 with respect to the purchase of 75,000 shares of our common stock by RE Funding, LLC, an entity controlled by him, on November 12, 2008.

Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) as well as our employees. A copy of our code of business conduct and ethics is available on our website at www.environmentalpower.com under "Investor Relations—Corporate Governance". We intend to post on our website all disclosures that are required by applicable law, the rules of the Securities and Exchange Commission or NASDAQ listing standards concerning any amendment to, or waiver from, our code of business conduct and ethics.

Item 11. Executive Compensation

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

This compensation discussion describes the material elements of compensation for the fiscal year ending December 31, 2008, that was awarded to, earned by, or paid to each of our current and former executive officers identified in the Summary Compensation Table below as our named executive officers. This compensation discussion primarily focuses on the last completed fiscal year, but we also describe certain compensation actions taken before or after the last completed fiscal year to enhance the understanding of this disclosure.

The Compensation Committee of our Board of Directors oversees our executive compensation program. In this role, the Compensation Committee reviews and approves, or recommends for approval by the full Board, all compensation decisions relating to our executive officers. The Committee also oversees our stock-based compensation plans and programs.

Objectives and Philosophy of Our Executive Compensation Program

The objective of our executive compensation program is to align the interests of management with the interests of stockholders by tying a substantial portion of overall compensation opportunities provided to executive officers to the achievement of business objectives and individual performance. Our policy is to offer competitive compensation packages that will permit us to attract and retain individuals with superior abilities, and to motivate and reward such individuals on the basis of corporate performance in an appropriate fashion that is in the long-term interests of Environmental Power and its stockholders.

Our company continues to develop. As it does, we have been working to develop formal criteria and programs to reward executive officers based upon an assessment of corporate, business-unit and individual performance. As a result of these efforts, in March 2008, our Compensation Committee adopted our Annual Incentive Management Plan and our Long-Term Incentive Plan, in which our executive officers participate, in addition to various other compensation plans for other employees other than our executive officers. The Annual Incentive Management Plan and the Long-Term Incentive Plan are described in more detail below. Pursuant to these plans, we expect to evaluate corporate- and business unit-performance by reviewing the extent to which strategic and business-plan goals are met, including such factors as maintaining capital and operating budgets and timely accomplishment of business-development objectives, as applicable. We expect to evaluate individual performance by reviewing attainment of specified personal objectives and the degree to which teamwork and our other values are fostered.

As a result of our recent efforts to formalize compensation practices, we have committed to the following compensation philosophy, to the extent consistent with financial resources:

- We will strive to provide competitive compensation programs that will help to attract highly qualified individuals necessary to grow our company, and then to retain and motivate these individuals to achieve higher levels of performance.
- Compensation programs will emphasize a "pay-for-performance" concept, in which an individual's future compensation growth and career advancement are dependent upon maintaining and exceeding our recognized levels of quality and performance while supporting our strategic goals. Future monetary growth is dependent upon company performance as well as individual performance.
- We will provide a compensation package consisting of base salary, incentives, and benefits that are consistent with similar positions in recognized competitors and start-up/growth companies, with each component addressing individual, team and company performance, competitive conditions and our

overall financial performance. Our goal is to attract the most qualified applicants to fuel our growth. Future salary increases will be based on an individual's evaluated performance against pre-established objectives, as well as our performance and ability to pay.

- Base salary programs will be will be targeted "at market" (50th percentile), and total cash compensation will be targeted "aggressive to market" (up to the 75th percentile) in order to recognize our employees' direct impact on our business goals.
- Our core belief is that the opportunity to earn competitive incentives will help drive the focus of business. Competitive incentive compensation will be based upon the achievement of expected performance targets, with upside potential tied to exceptional contribution and surpassing goals. Measurable performance goals and objectives will be developed by our executive management team and approved by the Compensation Committee of the Board of Directors, consistent with our identified business strategies and financial objectives.
- We will provide a quality and supportive work environment with challenging career opportunities and the necessary resources to enhance growth in order to attract, retain, and motivate a highly qualified and experienced staff. Compensation programs shall encourage employees to maximize their capabilities through personal growth and job development in order to foster a culture that is team focused and rewards both individual and business success.

This compensation philosophy will apply to all employees, including our executive officers. We believe that this compensation philosophy will serve as the basis for the development of new or modified compensation programs and will be used as a tool to help meet identified needs relating to motivation and retention. In practice, we expect that the implementation of this philosophy will have the following implications:

- The marketplace must be considered with regard to establishing competitive compensation levels, including base salary, benefits and incentives. See the discussion under "—Comparative Compensation Review Process and Benchmarking", below.
- Employees should have the ability to earn total cash compensation above market levels based on exceptional performance. Incentive payouts, where applicable, must be determined in a manner that is ethical, and is reflective of performance achieved against objective measures.
- We must develop and maintain clear salary administration plan documents to ensure the consistent and proper application of all programs.
- Except for contractual obligations, performance should be the primary determinant of salary increases and incentive bonuses. Increases should be based on objective, quantifiable performance measures, where possible, with a minor portion based on discretionary factors so that subjectivity is limited.
- Only those employees whose performance meets acceptable standards will receive increases, and the size of the increase will be dependent upon the individual's evaluated performance.
- Specific, measurable performance criteria for each job must be set on an annual basis, consistent with our strategic corporate objectives, and the achievement of results for each criteria must be tracked, in order to improve accountability for end results due to the individual's ability to directly affect the amount of his/her salary increases.
- A formal performance appraisal tool must be maintained that offers uniform, dependable evaluations that outline the desired performance expectations and accurately reflects each employee's contribution and performance, and which is monitored to make sure the program is consistently applied and equitable to all employees.
- Management must be regularly trained in the use of the performance evaluation program and be held accountable for completing evaluations both accurately and on a timely basis.

Comparative Compensation Review Process and Benchmarking

We do not believe that compensation levels should be controlled by benchmarking. However, we believe that information regarding pay practices at other companies is useful in two respects. First, our compensation practices need to be competitive in the marketplace. Second, marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. Accordingly, from time to time we have compared our compensation packages—including levels, components, and mix of compensation types—with those of other companies in the alternative energy industry, through reviews of survey data and information gleaned from filings of publicly traded companies and through information compiled and analyzed by others. Going forward, we intend to compare the compensation of our employees to the marketplace within two specific peer groups: alternative energy, energy development and production and water/wastewater treatment companies and start-up and emerging bio-technology companies, and to perform these comparisons at least every two or three years. In addition, we intend to identify a peer group and maintain updated job descriptions for each unique job in order to benchmark positions appropriately.

While such information may be a useful guide for comparative purposes, we believe that a successful compensation program also requires the application of judgment and subjective determinations of individual performance. Review of this information and these factors forms the basis of management's compensation recommendations to the Compensation Committee and the Committee's decision-making.

Use of Consultants

The Compensation Committee's charter grants it the authority to retain outside advisors, including compensation consultants, and approve their compensation. Environmental Power is obligated to pay the Compensation Committee's advisors and consultants. Although management is involved in coordinating with these advisors with respect to the provision of their services, these advisors and consultants report directly to the Compensation Committee. With respect to non-employee director compensation, the full Board of Directors has acted directly.

Thus, in 2007, the Compensation Committee and management sought the advice of outside counsel and also engaged Brian Foley & Company, Inc., an independent executive compensation consulting firm, to advise the Committee on certain matters relating to stock-based compensation. Also in 2007, the Nominating and Corporate Governance Committee engaged Heidrick & Struggles, a leading executive search firm, to assist it in evaluating best practices for corporate governance, including such matters as board composition, director stock ownership guidelines and related matters.

In February 2008, the Compensation Committee engaged Harry Schum, an independent compensation consultant, to assist the Compensation Committee and management in the formulation of more formal incentive compensation programs for our executive officers as well as all other full-time employees.

Elements of Executive Compensation

Compensation for our executives has generally consisted of the following elements:

- base salary;
- bonuses;
- long-term incentive compensation via stock-based awards;
- health, dental, life and disability insurance and other traditional employee benefits, and executive perquisites; and
- severance and change-in-control arrangements.

Historically, we have not had any formal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee, with input as requested from senior management, has determined subjectively what it believes to be the appropriate level and mix of the various compensation components. The mix of compensation has also been impacted in many cases by the course of negotiations with the executive in question in connection with his hiring. Ultimately, the Compensation Committee's objective in allocating between annual and long-term compensation opportunities is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our Company and its stockholders. Therefore, we have provided cash compensation in the form of base salary to meet estimated competitive salary norms and, to the extent our cash position has permitted, have rewarded individual performance on an annual basis in the form of bonus compensation. We provide non-cash compensation, principally in the form of equity-based grants such as stock options and, more recently, stock appreciation rights and restricted stock awards, which are intended to create incentives for the achievement both of specific objectives and/or long-term strategic goals.

In March 2008 the Compensation Committee, acting upon the recommendations of management and Mr. Schum, adopted the compensation philosophy described above. In addition, as part of its effort to formalize our compensation practices generally, including with respect to our executives, the Compensation Committee adopted our Annual Incentive Management Plan and Long-Term Incentive Plan.

The purpose of the Annual Incentive Management Plan is to align the interests of management with corporate performance goals by focusing management on the achievement of annual financial and operational objectives with competitive financial incentives. Full-time employees not participating in other incentive programs will be eligible under the plan, with the extent of participation to be determined by position in our company. Pursuant to the plan, the board of directors, in cooperation with our executive team, will set annual corporate financial objectives. Individual performance will also be considered, and threshold and maximum levels of performance will also be set. Under the plan, our Chief Executive Officer will have a target award of 50% of base salary; other executive officers will have target awards of 35% of base salary. Our Chief Executive Officer's award will be based 100% on the achievement of corporate goals; the other executive officers' awards will be based 75% on the achievement of corporate goals, and 25% on individual performance. Particular corporate objectives will be assigned a relative weight, as may also be the case with individual performance goals. Awards under the plan will be based on the overall level of achievement of both corporate and individual goals, and will be paid following the audit of year-end financials. Participants in the plan must be employed at the time of payout to receive an award. The plan can be modified or terminated at any time, is strictly a guideline, and is not binding on us. The Compensation Committee will determine awards to our Chief Executive Officer and other executives.

The Long-Term Incentive Plan was adopted pursuant to the Compensation Committee's discretion under our existing 2005 Equity Incentive Plan and 2006 Equity Incentive Plan, to set the terms and amounts of awards under such plans, subject to the limitations set forth in such plans. The purpose of this plan is to provide a long-term incentive plan based on the financial growth of our company, to foster teamwork and an entrepreneurial spirit among participants and to provide a long-term compensation tool to motivate, reward and retain participants. Our Chief Executive Officer, our other executive officers and those additional persons designed by our Chief Executive Officer, are eligible to participate in the Long-Term Incentive Plan. Awards pursuant to the plan are expected to be made annually, and may be a combination of different long-term vehicles, including restricted stock awards, incentive stock options and stock appreciation rights, based upon guidelines considered by the Compensation Committee on an annual basis. Such awards will be made under our 2005 Equity Incentive Plan or 2006 Equity Incentive Plan, and awards pursuant to the Long-Term Incentive Plan will be subject to the terms the equity incentive plan under which they are granted, including any limitations on awards set forth therein. Awards pursuant to the plan generally will vest in three substantially equal annual installments beginning on the first anniversary of the grant date. The value of such awards will be determined based on the fair market value at the time of grant, utilizing a modified Black-Scholes methodology where appropriate. The target value of each annual award (as a percentage of base salary) will be established by the Compensation Committee for our Chief Executive Officer, will be 30% for the other executive officers, and will be discretionary for any other employees designated for participation in the plan by our Chief Executive Officer. All awards will vest in full upon the death of total disability of a participant, or upon a change in control of our company, and will be forfeited, whether or not vested, upon any termination for cause. Awards vesting upon death or disability are to be paid or exercised within 12 months following such event. The Long-Term Incentive Plan can be modified or terminated at any time, is strictly a guideline, and is not binding on us. The Compensation Committee will determine awards to our Chief Executive Officer and other executives.

Base Salary. Salary for our executives is generally set by reviewing compensation levels for comparable positions in the market, as described above, and the historical compensation levels of our executives. Salaries may then be adjusted from time to time, based upon market changes, actual corporate and individual performance and promotions or changes in responsibilities. Base salaries and other elements of compensation may also be mandated by the terms of employment and other agreements entered into with our executives, as described under "Information about Executive and Director Compensation—Employment and Severance Agreements." In such cases, base salaries have at first been determined by arms-length negotiations with these executives, generally in connection with their initial hiring. Going forward, we will continue to seek to set salaries that are competitive with the marketplace, recognizing the skill and experience of each executive, his or her level of performance, and his or her responsibilities as compared to similarly situated employees at competing firms. While it will be our primary objective to offer and maintain base salaries that are competitive with the marketplace, we will reserve the right to pay premium base salaries to secure the services of individuals with certain skill sets or to fill positions in key markets that are vital to our business objectives.

Bonuses. Bonuses, as well as any annual increases in salaries, are expected to be based on actual corporate and individual performance compared to targeted performance criteria and various subjective performance criteria. Given what we believe are competitive base salaries, as well as our stage of development and cash position, we generally have not paid cash bonuses to our top executives from 2002 through 2006. We did, however, pay bonuses to our executives in respect of 2007, based on their individual performance. We have not yet determined what bonuses, if any, will be paid in respect of 2008. Going forward, we expect to pay bonuses based upon criteria and corporate and individual performance goals established in accordance with the Annual Incentive Management Plan described above, subject to the availability of cash resources to do so. The objective of the Annual Incentive Management Plan will be to:

- reward participants for achievement of short term financial and operating plan business goals;
- establish goals that are challenging but attainable and linked to corporate, division and individual objectives based on the ability of the participant to influence results;
- leverage award opportunities to incent over-achievement of the operating plan objectives; and
- Provide competitive cash opportunity versus the marketplace

We intend to communicate the annual incentive opportunities under this plan, and the accomplishments necessary to achieve these incentives, to each participating employee early in each plan year. Notwithstanding the adoption of the Annual Incentive Management Plan in early 2008, while specific performance goals for 2008 were initially identified, the goal setting process was hampered by quickly changing circumstances and deteriorating financial market conditions, which resulted in a shift in the Company's priorities. As a result, specific performance goals for 2008 were not finalized.

Long-Term Incentive Compensation via Stock-Based Awards. Compensation for executive officers also includes the long-term incentives afforded by stock options and other equity-based awards. Our stock option and equity-based award program is designed to align the long-term interests of our employees and our stockholders and assist in the retention of executives. The size of stock-based awards is generally intended to reflect the executive's position and the executive's expected contributions. In 2008, we made stock-based awards in accordance with the terms of the Long-Term Incentive Plan described above. This compensation plan is designed to accomplish several objectives:

- focus participants on the strategic plan performance objectives that are critical to the success of the company over a three-year period, which objectives are linked to the achievement of business and financial goals that are designed to create value for shareholders;
- encourage retention of participants through reward opportunities that require continued service; and
- encourage teamwork and "one company" focus by employees regardless of their business unit and reward sustained contribution for attainment of strategic objectives.

As this plan is based on total company strategic results, the participation is limited to those whose actions play a direct role in the long-term success of the company, including our executive officer and others designated by our Chief Executive Officer.

Insurance, Other Employee Benefits and Perquisites. We maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan. Under our 401(k) plan, so long as the employee is employed through the last day of the year in question, we generally make a matching 401(k) contribution of 50% of the employee's contribution, up to 6% of the employee's salary for the year, with a maximum matching contribution of $7,500. In addition, we provide certain perquisites to executives, which are generally detailed in their employment agreements or offer letters. Going forward, we expect to offer supplemental benefits and perquisites to designated executives, which supplement broad-based benefit programs. The objectives of this supplemental benefits and perquisites program will be to:

- Provide executives with competitive benefits and perquisites versus the marketplace;
- Replace benefits that are restricted due to ERISA and/or Internal Revenue Code limitations;
- Attract and retain experienced senior executives;
- Assist executives in accomplishing job responsibilities; and
- Supplement executive's retirement benefits.

Severance and Change-in-Control Arrangements. Compensation for executive officers also includes severance and change-in-control arrangements, which are generally reflected in the employment agreements for such officers. These arrangements, like other elements of executive compensation, are structured with regard to practices at comparable companies for similarly-situated officers and in a manner we believe is likely to attract and retain high quality executive talent. Changes to existing severance arrangements are also sometimes negotiated with departing executives in exchange for transition services and/or general releases. The severance and change-in-control arrangements currently in place with our current executive officers are described in greater detail in this section under the headings "—Employment and Severance Arrangements," "—Summary of Potential Payments Upon Termination or Change of Control" and "—Summary of Actual Payments Upon Termination of Employment."

Other Corporate Policies Relating to Executive Compensation

Role of Executive Officers in Determining or Recommending Executive and Director Compensation. Management plays an important role in support of the Compensation Committee's determination of executive compensation. The most significant aspects of management's role are:

- evaluating key-employee performance;
- recommending business performance targets and objectives; and
- recommending salary levels and stock-based awards.

Our President and Chief Executive Officer assists the chair of the Compensation Committee in establishing the agenda for Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. At the Committee's request, our President and Chief Executive Officer also participates in Compensation Committee meetings to provide input if and as sought by the Committee, including but not limited to:

- background information regarding our strategic objectives and progress toward the attainment of those objectives;
- information on the performance of the senior executive officers; and
- compensation recommendations as to senior executive officers other than the Chief Executive Officer.

Ultimately, however, all executive compensation decisions are made, or recommended to the Board of Directors, by the Compensation Committee, which makes such decisions and recommendations after considering management's recommendations, available market data, and, in some cases, input from outside advisors to the Committee. In doing so the Committee engages in deliberations in executive session without the presence of the Chief Executive Officer or any other members of management.

The forms and amounts of non-employee director compensation in 2008 were unchanged from those set in 2007, which were determined by the full Board of Directors following a review of data provided by Heidrick & Struggles, as described above. However, in September 2008, the Board unanimously directed management to defer payment of cash compensation due to Board members until further notice, in order to conserve cash. We have been accruing these amounts as they become due.

Impact of Tax Treatment on Compensation Decisions. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying "performance-based" compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and generally intend to structure our executive compensation to comply with Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Security Ownership Requirements or Guidelines. While we believe it is important for our executives to have an equity stake in our company in order to help align their interests with those of our stockholders, we do not have any equity ownership guidelines for our executive officers, other than as contemplated by the Long-Term Incentive Plan. We also do not have any equity ownership guidelines for our non-employee directors. However, board members and executive officers are encouraged to acquire, during open trading windows, shares of our common stock to the extent consistent with their individual economic circumstances, and directors and executive officers have done so.

Discussion of Specific Compensation Arrangements for 2008

On June 3, 2008, the Compensation Committee approved the following compensation arrangements with our executive officers:

Changes to Base Salaries; Bonuses

The Compensation Committee approved the following changes to base salaries for the following executive officers, retroactive to May 1, 2008:

Name and Title	Old Base Salary	New Base Salary
Richard E. Kessel *President and Chief Executive Officer*	$300,000	$318,800
Michael E. Thomas *Senior Vice President, Chief Financial Officer and Treasurer*	$220,000	$227,700
Dennis Haines *Vice President, General Counsel and Secretary*	$210,000	$221,000

The foregoing changes were based upon the factors and compensation philosophy described above. In particular, the Compensation Committee considered it important to recognize the contributions of the executive team collectively in addressing the array of complex commercial and financial matters facing our company and to remain competitive with other organizations. For base pay, an annualized growth-rate of 3.5%, adjusted depending upon start-dates, was selected for uniform application after input from Mr. Schum and discussions among the Chief Executive Officer and Compensation Committee members.

In the case of each executive officer, the terms of employment do not specify an assured bonus-amount. The bonus for Mr. Kessel was thus set by the Compensation Committee after receiving input from the full Board, and the bonuses for the other executive officers were determined by the Compensation Committee following discussions with Mr. Kessel. Factors influencing the bonus awarded to Mr. Kessel included his and the company's performance in 2007, Mr. Kessel's then-recently expired options and plans for replacing that equity component of his compensation. It was the sense of the Board and the Compensation Committee that Mr. Kessel's bonus should reflect the Board's appreciation for and satisfaction with his service, but should also take into account the equity component of his compensation.

Option Grants

The Compensation Committee approved the following options grants under our 2006 Equity Incentive Plan, each of which has an exercise price of $5.52 per share, the closing price of the our common stock as reported on The NASDAQ Capital Market on the date of grant, which the Compensation Committee determined to be the fair market value of a share of the our common stock on the date of grant:

Name	Number of Shares	Vesting
Richard E. Kessel	150,000	- 75,000 shares vested immediately - 75,000 shares vesting on December 31, 2008
Dennis Haines	25,000	- 12,500 shares vested immediately - 12,500 shares vesting on December 31, 2008

As mentioned above, these option grants were intended to replace options with unsatisfied vesting conditions based on achieving a stock price that the Compensation Committee ultimately determined to be unrealistic and beyond the executives' control. These option grants are reflected in more detail in the tables below.

Awards under Long-term Incentive Plan

The Compensation Committee also approved combined awards of stock appreciation rights and restricted stock to the Company's executive officers. Pursuant to the guidelines set forth in our 2008 Long-Term Incentive Plan, in the case of Mr. Kessel the award reflects a value of 65% of his salary in order to assure maximum alignment with shareholder interests. The stock appreciation rights were awarded under the our 2006 Equity Incentive Plan, each of which has an exercise price of $5.52 per share, the closing price of the our common stock as reported on The NASDAQ Capital Market on the date of grant, which the Committee determined to be the fair market value of a share of our common stock on the date of grant. The Compensation Committee also made restricted stock awards under our 2006 Equity Incentive Plan, at a purchase price of $0.01 per share. The Compensation Committee chose a vesting-schedule of 50% per year over a two-year period, commencing as of May 1, 2008, for both the stock appreciation rights and the restricted stock awards:

Name	Number of Shares Subject to SARs	Number of Restricted Shares	Vesting
Richard E. Kessel	33,278	16,500	50% on May 1, 2009; balance on May 1, 2010
Michael E. Thomas	11,665	5,000	Same
Dennis Haines	11,089	5,000	Same

The foregoing awards are reflected in more detail in the tables below.

Executive Compensation

Summary Compensation

The following table sets forth information for the fiscal years ended December 31, 2008, 2007 and 2006 regarding the compensation of our President and Chief Executive Officer, our Senior Vice President, Chief Financial Officer and Treasurer, and our Vice President, General Counsel and Secretary . We refer to these individuals as our named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
Richard E. Kessel	2008	$312,533	—	$45,458	$667,267			$42,007	$1,067,265
President and Chief	2007	300,000	$100,000	—	917,374	—	—	38,909	1,356,283
Executive Officer and President of Microgy, Inc.	2006	137,500	—	—	578,423	—	—	6,319	722,242
Michael E. Thomas(7)	2008	225,133	—	13,775	129,606			28,922	397,436
Senior Vice	2007	134,680	15,500	—	106,559	—	—	17,295	274,034
President, Chief Financial Officer and Treasurer	2006	—	—	—	—	—	—	—	—
Dennis Haines	2008	217,333	—	13,775	179,322			21,887	432,317
Vice President,	2007	210,000	22,000	—	91,699	—	—	20,532	344,231
General Counsel and Secretary	2006	43,750	—	—	20,058	—	—	3,661	67,469

(1) We did not pay any bonuses in 2006. Bonus amounts for 2007 are bonuses in respect of services for that year, which were paid in 2008. We have not yet determined what bonuses, if any, will be paid in respect of services for 2008.

(2) We did not make any awards of stock in 2006 or 2007. In 2008, the named executive officers were granted restricted stock awards vesting over two years. The amounts in the "Stock Awards" column reflect the dollar amounts recognized as compensation expense in respect of these awards for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with SFAS 123(R). Please see the table below under the heading "Outstanding Equity Awards at Fiscal Year-End" for further detail regarding the restricted stock awards underlying these amounts, including the fair market value on the grant date and the number of shares subject to such awards.

(3) The amounts in the "Option Awards" column reflect the dollar amounts recognized as compensation expense for financial statement reporting purposes for stock options or stock appreciation rights for the fiscal years ended December 31, 2008, 2007 and December 31, 2006 in accordance with SFAS 123(R), using a Black-Scholes option-pricing model employing certain variables and related assumptions, including stock price volatility. The amounts shown in this column are, therefore, projections that do not necessarily reflect the actual cash compensation to be received by the option holder upon exercise of the option. The assumptions we used to calculate these amounts are discussed in Note J to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. Please see the table below under the heading "Outstanding Equity Awards at Fiscal Year-End" for further detail regarding the option awards underlying these amounts, including the exercise price and the number of shares subject to such options.

(4) We did not pay any non-equity incentive plan compensation in 2006, 2007 or 2008.

(5) We no longer maintain a pension plan, nor did we maintain any nonqualified deferred compensation plans in 2006, 2007 or 2008.

(6) The amounts in the "All Other Compensation" column represent the following amounts for the following individuals:

Richard E. Kessel	—2008:	Automobile expense reimbursement: $9,000 401(k) corporate matching contribution: $7,750 Medical insurance premiums: $13,498; Dental insurance premiums: $1,972 Life insurance premiums and stipend for life insurance: $9,787 (includes amounts to which Mr. Kessel was entitled to in 2006 put which were paid in 2008.
	—2007:	Automobile expense reimbursement: $13,500 (includes amounts to which Mr. Kessel was entitled in 2006 but which were paid in 2007); 401-K corporate matching contribution: $7,750 Medical insurance premiums: $9,627; Dental insurance premiums: $1,505 Life insurance premiums and stipend for life insurance: $6,527.
	—2006:	Life insurance premium: $6,319. Mr. Kessel is entitled to (a) up to $750 a month in reimbursement for automobile lease payments, (b) reimbursement for automobile insurance, and (c) coverage under our medical and dental insurance policies. Mr. Kessel did not take any of these benefits in 2006.
Michael E. Thomas	—2008:	Automobile expense reimbursement: $9,000; 401(k) corporate matching contribution: $5,500 Medical insurance premiums: $9,825; Dental insurance premiums: $1,078; Life insurance premiums and stipend for life insurance $3,519.
	—2007:	Automobile expense reimbursement: $5,625; 401(k) corporate matching contribution: $5,500 Medical insurance premiums: $5,617; Dental insurance premiums: $553.
Dennis Haines	—2008:	Automobile expense reimbursement: $10,125 (includes amounts to which Mr. Haines was entitled in 2007 and 2006 but which were paid in 2008); Medical insurance premiums: $5,652; Dental insurance premiums: $1,078 Life insurance premiums and stipend for life insurance: $5,032.
	—2007:	Automobile expense reimbursement: $9,750 (includes amounts to which Mr. Haines was entitled in 2006 but which were paid in 2007); Medical insurance premiums: $4,643; Dental insurance premiums: $1,103; Life insurance premiums and stipend for life insurance: $5,036.
	—2006:	Automobile expense reimbursement: $2,250; Medical insurance premiums: $774; Dental insurance premiums: $92; Life insurance premiums: $545.

(7) Mr. Thomas commenced employment in May 2007. Accordingly, no information is provided for 2006.

The following table sets forth information regarding each grant of an award made to a named executive officer during the fiscal year ended December 31, 2008 under any plan, contract, authorization or arrangement pursuant to which cash, securities, similar instruments or other property may be received.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum	All Other Stock Awards; Number of Shares of Stock or Units	All Other Option Awards; Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards(1)
Richard E. Kessel	6/3/08	—	—	—	—	—	—	—	150,000(2)	$5.52	$518,850
	6/3/08	—	—	—	—	—	—	16,500(3)	—	5.52	90,915
	6/3/08	—	—	—	—	—	—	—	33,278(4)	5.52	109,908
Michael E. Thomas	6/3/08	—	—	—	—	—	—	—	11,665(5)	5.52	38,526
	6/3/08	—	—	—	—	—	—	5,000(6)	—	5.52	27,550
Dennis Haines	6/3/08	—	—	—	—	—	—	—	25,000(7)	5.52	82,568
	6/3/08	—	—	—	—	—	—	5,000(8)	—	5.52	27,550
	6/3/08	—	—	—	—	—	—	—	11,089(9)	5.52	36,624

(1) The amounts in the "Grant Date Fair Value of Stock and Option Awards" column for options and SARs reflect the grant date fair value of each equity award calculated in accordance with SFAS 123(R), using a Black-Scholes option-pricing model employing certain variables and related assumptions, including stock price volatility. The amounts shown in this column are, therefore, projections that do not necessarily reflect the actual cash compensation to be received by the option holder upon exercise of the option or SAR. The assumptions we used to calculate these amounts are discussed in Note J to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. The amounts shown in this column for restricted stock awards reflect the grant date fair value of the award calculated in accordance with SFAS 123(R) and are projections that do not necessarily reflect the actual cash compensation to the recipient of the award on the date the award vests or when the underlying shares are sold. As of December 31, 2008, the closing market price of our common stock was $0.63 per share.

(2) Represents shares subject to a non-statutory stock option vested as to 75,000 shares on the date of grant, and vesting as to the remaining 75,000 shares on December 31, 2008.

(3) Represents shares subject to a restricted stock award vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(4) Represents shares subject to SARs vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(5) Represents shares subject to SARs vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(6) Represents shares subject to a restricted stock award vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(7) Representing shares subject to a non-statutory stock option vested as to 12,500 shares on the date of grant, and vesting as to the remaining 12,500 shares on December 31, 2008.

(8) Represents shares subject to a restricted stock award vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(9) Represents shares subject to SARs vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

Employment and Severance Arrangements

Employment Agreement with Richard E. Kessel

On July 12, 2006, we entered into an employment agreement with Richard E. Kessel. Mr. Kessel's employment agreement provides for the following principal terms:

- Employment as our President and Chief Executive Officer commencing on July 17, 2006, referred to as the commencement date, and appointment to our Board of Directors promptly following the satisfaction of any applicable board independence and composition requirements.
- An initial annual salary of $300,000, subject to annual adjustment by the Compensation Committee of our Board of Directors, which salary was increased to $318,800, effective May 1, 2008.
- The grant of non-qualified stock options to purchase up to 400,000 shares of our common stock, as described below.
- Eligibility to participate on the same basis as other executives reporting directly to our chief executive officer in any bonus plan adopted by us from time to time, subject to the terms of any such plan; and
- Such medical, dental, retirement, vacation and other benefits as are made available from time to time to our other similarly-situated employees, as well as a car allowance comparable to that afforded to our other senior executives and five weeks paid vacation each year.

Mr. Kessel's employment agreement further provides that, notwithstanding the fact that Mr. Kessel will be an employee-at-will, the following termination provisions will apply:

- Either we or Mr. Kessel may terminate the employment agreement upon sixty (60) days' prior written notice.
- In the event that we terminate the employment agreement without cause (as defined in the employment agreement), Mr. Kessel terminates the employment agreement for good reason (as defined in the employment agreement) or Mr. Kessel terminates his employment or we (or any successor company) terminates Mr. Kessel's employment for any reason within 180 days following a change in control (as defined in the employment agreement), Mr. Kessel will be entitled to the following:
    - continued coverage under our benefit plans through the termination date;
    - payment of all earned but unpaid compensation (including accrued unpaid vacation) through the effective date of termination, payable on or before the termination date;
    - reimbursement of any monies advanced or expenses incurred by Mr. Kessel in connection with his employment for reasonable and necessary business expenses incurred on or before the termination date;
    - payment of the equivalent of the base salary he would have earned over the 18 months following the termination date, less necessary tax withholdings, at his then current base salary rate, referred to as the severance payment, payable in a lump sum on the first business day following the six (6) month anniversary of the effective date of termination, to the extent required by Section 409A of the Internal Revenue Code of 1986, as amended, referred to as the Code, or, if not so required by Section 409A of the Code, then in a lump sum on the first business day following termination;
    - that portion of any annual bonus that Mr. Kessel would have been eligible to earn for the fiscal year in which his employment terminated, assuming that Environmental Power's performance is deemed to continue at the same rate for the remainder of the fiscal year, as is represented by the number of days Mr. Kessel was employed up to the date of termination divided by 365, referred to as the pro-rata bonus;
    - benefit continuation for a period of 18 months at the same level as he was receiving prior to the termination; and

    - a number of outstanding unvested stock options and restricted stock, if any, previously granted to Mr. Kessel shall vest upon such termination in amount equal to the stock options and restricted stock that would have vested solely as a result of the passage of time (but not as the result of any other performance measure, stock price or other target) over the twelve (12) month period after such termination if Mr. Kessel remained employed by us, referred to as the accelerated vesting.

- In the event that Mr. Kessel dies or become incapacitated, he or his estate will be entitled to receive:
    - payment of all earned but unpaid compensation through the effective date of termination, as specified in the notice;
    - bonus in a deemed amount; and
    - whatever benefits to which he or his estate may be entitled pursuant to our benefit plans.
- In the event that Mr. Kessel's employment is terminated by us for cause, he will be entitled to receive only his earned but unpaid compensation, comprised of base salary and accrued vacation, through the date of termination.

Mr. Kessel's employment agreement also contains customary proprietary information and assignment of inventions provisions. Furthermore, the employment agreement provides that, during such time as Mr. Kessel is employed by us and for a period of two years thereafter, Mr. Kessel will not

- engage in any business or enterprise, whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company, that develops, manufactures, markets, licenses, sells or provides any product or service that utilizes or relates to any digester technology, or
- solicit certain of our employees or customers.

On July 18, 2006, in accordance with the terms of his employment agreement, we entered into two non-statutory option agreements with Mr. Kessel. The option agreements provide for the following principal terms:

- The first option agreement relates to the grant of an option under the our 2005 Equity Incentive Plan to purchase up to 250,000 shares of our common stock at an exercise price of $6.30 per share, the fair market value of our common stock on July 17, 2006, the date of grant and the date Mr. Kessel commenced his employment, referred to as the commencement date. This option vests as follows:
    - 100,000 shares vest on the six-month anniversary of the commencement date,
    - 100,000 shares on the 18-month anniversary of the commencement date, and
    - 50,000 shares on the 24-month anniversary of the commencement date.

  In addition, this option vests in full upon a change in control, as defined in Mr. Kessel's employment agreement.
- The second option agreement related to the grant of an option under our 2006 Equity Incentive Plan to purchase up to 150,000 shares of our common stock at an exercise price of $6.30 per share. This option vested only if our common stock closes at a price per share equal to or in excess of $10.00 on or prior to December 31, 2007. As this condition was not satisfied, this option did not vest and terminated by its terms.

Employment Offer Letter with Michael E. Thomas

On May 10, 2007, we entered into an offer letter with Michael E. Thomas regarding his employment as our Senior Vice President and Chief Financial Officer. The offer letter provides for Mr. Thomas' employment with our company on the following principal terms:

- An annual salary of $220,000, which salary was increased to $227,700, effective May 1, 2008.
- Effective on his first date of employment, such date being the grant date, the grant of a stock appreciation right, or SAR, under the Company's 2005 Stock Incentive Plan or 2006 Equity Incentive Plan, or a combination thereof, pursuant to which he will be entitled to receive, after vesting and upon exercise, a payment in cash or in shares of our common stock, or a combination of the foregoing (the form and composition of such payment to be at our election) equal to the increase, if any, in the fair market value of up to 100,000 shares of our common stock, referred to as the measuring shares, over the fair market value of the measuring shares at the close of business on the grant date, vesting as follows:

Number of Measuring Shares	Vest
25,000	May 21, 2008
25,000	May 21, 2009
25,000	May 21, 2009, so long as the closing price of a share of our common stock equals or exceeds $11 on or before that date.
25,000	On our achieving certain equity and debt financing objectives.

  The SAR does not represent the right to purchase the underlying measuring shares, and in no event may the number of shares of our common stock issued pursuant to the SAR exceed the number of shares then available for issuance under the plans. The vesting of the SAR will accelerate in full upon a change in control, as defined in the offer letter.

- Eligibility to participate at the same level as other executives reporting directly to our Chief Executive Officer in any bonus plan adopted by us from time to time, subject to the terms of any such plan, with an annual bonus target of 35% of base salary, based on annual performance and financial targets developed by the Chief Executive Officer:
- The following benefits, as well as such other medical, dental, retirement and other benefits as are made available from time to time to our other senior executives:
  - An automobile allowance not to exceed $750.00 per month;
  - Reimbursement for long-term disability and term life insurance coverage premiums paid by Mr. Thomas, in an amount not to exceed $3,500.00 per year;
  - Four weeks' paid vacation per year; and
  - Reimbursement for expenses of relocation, including the expenses of selling his existing residence, purchasing a new residence and moving, as well as temporary housing expenses of up to $1,500 per month for a period of six months.

The offer letter further provides that, notwithstanding the fact that Mr. Thomas will be an employee-at-will, he will be entitled to severance equal to 12 months of his then current base salary if he is terminated as a result of job elimination or termination without cause, as defined in the offer letter, and not as a result of discharge for cause, retirement, disability, death or voluntary resignation, with such severance payable in a lump sum upon termination. In addition to severance, Mr. Thomas will also be entitled to 12 months of continued medical benefits coverage.

Employment Offer Letter with Dennis Haines

On October 11, 2006, we entered into an employment offer letter with Dennis Haines regarding Mr. Haines' employment as our Vice President and General Counsel. The employment offer letter provides for the following principal terms:

- An annual salary of $210,000, which salary was increased to $221,000, effective May 1, 2008.
- The grant of one or more non-statutory stock options to purchase an aggregate of 100,000 shares of our common stock, vesting in three installments of 25,000 shares each on the six, 12 and 24 month anniversaries of Mr. Haines' hire date, and with respect to an additional 25,000 shares in the event that the closing price of our common stock equaled or exceeded $10.00 per share on or before December 31, 2007. The options have an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Haines will be eligible for future awards under equity compensation plans adopted by us from time to time for which our senior executives are generally eligible, with the level, terms and conditions of such participation determined by the our Board of Directors in its sole discretion.
- Eligibility to participate at the same level as other executives reporting directly to our Chief Executive Officer in any bonus plan adopted by us from time to time, subject to the terms of any such plan.
- The following benefits, as well as such other medical, dental, retirement and other benefits as are made available from time to time to our other senior executives:
    - An automobile allowance not to exceed $750.00 per month;
    - Reimbursement for long-term disability and life insurance coverage premiums paid by Mr. Haines, in an amount not to exceed $5,000.00 per year; and
    - Reimbursement for the costs of continuing legal education, professional license fees and membership in a professional organization, up to a maximum of $1,750.00 annually.

Mr. Haines' employment offer letter further provides that, notwithstanding the fact that Mr. Haines will be an employee-at-will, he will be entitled to severance equal to 12 months of his then current base salary if he is terminated as a result of job elimination or termination without cause, and not as a result of discharge for cause, retirement, disability, death or voluntary resignation, with such severance payable in a lump sum upon termination. In addition to severance, Mr. Haines will also be entitled to reimbursement for 12 months of continued medical coverage.

Information Relating to Equity Awards and Holdings

The following table sets forth information regarding unexercised stock options and stock appreciation rights, stock that has not vested and equity incentive plan awards for each of the named executive officers outstanding as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options/ SARs Exercisable**	**Number of Securities Underlying Unexercised Options/ SARs Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options**	**Option/ SAR Exercise Price**	**Option/ SAR Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested**	**Market Value of Shares or Units of Stock That Have Not Vested(1)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested**
Richard E. Kessel	250,000	—	—	$6.30	7/16/2016	—	—	—	—
	150,000	—	—	$5.52	6/2/2018	—	—	—	—
	—	33,278(2)	—	$5.52	6/2/2018	—	—	—	—
	—	—	—	—	—	16,500(3)	$10,395	—	—
Michael E. Thomas	50,000	50,000(4)	—	$6.75	5/20/2017	—	—	—	—
	—	11,665(5)	—	$5.52	6/2/2018	—	—	—	—
	—	—	—	—	—	5,000(6)	$ 3,150	—	—
Dennis Haines	75,000	—	—	$5.05	10/15/2016	—	—	—	—
	25,000	—	—	$5.52	6/2/2018	—	—	—	—
	—	11,089(7)	—	$5.52	6/2/2018	—	—	—	—
	—	—	—	—	—	5,000(8)	$ 3,150	—	—

(1) The amounts in this column are calculated based on a price per share of $0.63, the closing market price per share of our common stock on December 31, 2008.

(2) Represents shares subject to SARs vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(3) Represents shares subject to a restricted stock award vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(4) Represents shares subject to SARs vesting as to 25,000 shares on May 21, 2009, so long as the closing price of our common stock is at least $11.00 per share on that date, and as to the remaining 25,000 shares on May 31, 2009.

(5) Represents shares subject to SARs vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(6) Represents shares subject to a restricted stock award vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(7) Represents shares subject to SARs vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

(8) Represents shares subject to a restricted stock award vesting as to 50% of the shares subject thereto on May 1, 2009, with the balance vesting on May 1, 2010.

2008 OPTION/SAR EXERCISES AND STOCK VESTED

Name	Option Awards Number of Shares Acquired on Exercise(1)	Stock Awards Value Realized on Exercise(2)	Number of Shares Acquired on Vesting	Value Realized on Vesting
Richard E. Kessel	—	—	—	—
Michael E. Thomas	—	—	—	—
Dennis Haines	—	—	—	—

(1) The amounts in the "Number of Shares Acquired on Exercise" represent the number of shares issued to the executive in question, net of a number of shares having a fair market value necessary to pay the exercise price of the shares issued, based on the market price per share of our common stock on the date of exercise.

(2) The amounts in the "Value Realized on Exercise" column are calculated based on the market price per share of our common stock on the date of exercise, multiplied by the number of shares issued to the executive.

Payments upon Termination or Change of Control

We have entered into employment agreements with each of the named executive officers. These employment agreements provide for payments and benefits to the executive officer upon termination of employment or a change of control of Environmental Power under specified circumstances. For information regarding the specific circumstances that would trigger payments and the provision of benefits, the manner in which payments and benefits would be provided and conditions applicable to the receipt of payments and benefits, see "—Employment and Severance Arrangements."

The following tables set forth information regarding potential payments and benefits that each named executive officer who was serving as an executive officer on December 31, 2008 would receive upon termination of employment or a change of control of Environmental Power under specified circumstances, assuming that the triggering event in question occurred on December 31, 2008, the last business day of the fiscal year.

SUMMARY OF POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

	Termination without Cause*				Voluntary Resignation
Name	Cash Payments(1)	Value of Benefits(2)	Value of Options/SARs/ Stock Awards with Accelerated Vesting(3)	Total	Cash Payments
Richard E. Kessel	$478,200	$52,781	$5,198	$536,179	—
Michael E. Thomas	227,700	7,476	—	235,176	—
Dennis Haines	221,000	7,590	—	228,590	—

	Immediately upon a Change of Control	Termination in Connection with a Change of Control*			
Name	Value of Options/SARs/ Stock Awards with Accelerated Vesting(3)	Cash Payments(1)	Value of Benefits(2)	Value of Options/SARs/ Stock Awards with Accelerated Vesting(3)	Total
Richard E. Kessel	—	$478,200	$52,781	$5,198	$536,179
Michael E. Thomas(4)	—	227,700	7,476	—	235,176
Dennis Haines(4)	—	221,000	7,590	—	228,590

* Potential payments also apply in the case of termination of employment by Mr. Kessel for good reason, as defined in his employment agreement.

(1) The amounts in this column reflect a lump sum payment based upon annual base salary in effect on December 31, 2008. Mr. Kessel would also be entitled to a pro-rata portion of any bonus to which he would have been eligible. This amount does not include Mr. Kessel's bonus in respect of his services for 2008, which is discretionary and has not yet been determined.

(2) Represents:

- In the case of Mr. Kessel, the aggregate value of automobile expense reimbursement, 401(k) match, and medical, dental and life insurance premiums provided or expected to be provided to the named executive, in each case based on the amount of such benefits which he received in 2008.
- In the case of Messrs. Haines and Thomas, the aggregate value of medical insurance premiums for a 12-month period following termination of employment, in each case based on the annualized amount of such benefits to which the executive was entitled in 2008.

(3) The amounts in this column represent the value of restricted stock awards with accelerated vesting and are calculated based on $0.63, the closing market price per share of our common stock on December 31, 2008. In the case of options or SARs subject to accelerated vesting, because the exercise price of any such options or SARs exceeded the closing market price per share of our common stock on December 31, 2008, such options or shares would not have had any value as of such date.

(4) Messrs. Haines and Thomas would be entitled to receive the payments and benefits set forth in this table irrespective of whether their employment is terminated in connection with a change-in-control.

Compensation of Directors

The following table sets forth information for the fiscal year ended December 31, 2008 regarding the compensation of our directors who are not also named executive officers.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	SAR Awards(1)	All Other Compensation	Total
Roger S. Ballentine	$48,000	$ 45,498	—	$ 93,498
John R. Cooper	58,000	45,498	—	103,498
Joseph E. Cresci	84,000	79,621	—	163,621
Lon Hatamiya	48,000	45,498	—	93,498
Steven Kessner	48,000	45,498	—	93,498
Kamlesh R. Tejwani	48,000	45,498	—	93,498
August Schumacher, Jr.	48,000	45,498	—	93,498
Robert I. Weisberg	48,000	132,757	—	180,757

(1) The amounts in the "SAR Awards" column reflect the dollar amounts recognized as compensation expense for financial statement reporting purposes for stock appreciation rights (SARs) for the fiscal year ended December 31, 2008 in accordance with SFAS 123(R), using a Black-Scholes valuation model employing certain variables and related assumptions, including stock price volatility. The amounts shown in this column are, therefore, projections that do not necessarily reflect the actual cash compensation to be received by the SAR holder upon exercise of the SARs. The assumptions we used to calculate these amounts are discussed in Note J to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. Amounts in this column for Mr. Weisberg include both his annual SAR award for service as a director, as well as a SAR award having a SFAS 123(R) value of $87,259 as compensation for certain consulting services rendered to the company.

Non-Employee Director Compensation

Effective beginning July 1, 2007, we began compensating our non-employee directors as follows:

- A monthly retainer of $4,000, except that the non-executive Chairman of the board of directors will receive a monthly retainer of $7,000, and the Chair of the Audit Committee of the board of directors will receive a monthly retainer of $4,833.33; and
- the annual grant of a SAR under our 2006 Equity Incentive Plan based on 15,000 shares of our common stock, except that the Chairman of the board of directors will receive a SAR based on 26,250 shares of the our common stock.

In September 2008, our board of directors unanimously authorized us to defer payment of the monthly cash fees set forth above until further notice. We have been accruing these fees on its financial statements at such times as they would otherwise become due.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during the fiscal year ended December 31, 2008 were Messrs. Hatamiya, Schumacher and, beginning in June 2008, Mr. Kessner. No member of the Compensation Committee was at any time during the fiscal year ended December 31, 2008, or formerly, an officer or employee of Environmental Power or any subsidiary of Environmental Power, nor has any member of the Compensation Committee had any relationship with Environmental Power during the fiscal year ended December 31, 2008 requiring disclosure under Item 404 of Regulation S-K.

None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of the Compensation Committee of Environmental Power.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement of Environmental Power for its 2008 Annual Meeting of Stockholders.

By the Compensation Committee of the Board
of Directors of Environmental Power
Corporation

Lon Hatamiya, Chair
August Schumacher, Jr.
Steven Kessner

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Stock Ownership Information

Beneficial Ownership of Common Stock

The following table sets forth information regarding beneficial ownership of our common stock as of February 28, 2009 by:

- each person, entity or group of affiliated persons or entities known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;
- each of our directors;
- each of the named executive officers and an additional executive officer with respect to whom we have elected to provide beneficial ownership and compensation disclosure; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the applicable rules of the SEC and includes voting or investment power with respect to shares of our common stock. Shares of common stock issuable under stock options and warrants that are currently exercisable or exercisable within 60 days of February 28, 2009 are deemed to be beneficially owned by the person holding the option or warrant for purposes of calculating the percentage ownership of that person but are not deemed outstanding for purposes of calculating the percentage ownership of any other person. The information set forth below is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares deemed beneficially owned in this table does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner (1), (2)	Number of Outstanding Shares Beneficially Owned	Shares Underlying Options, Warrants or Other Securities Currently Exercisable or Convertible	Additional Shares Underlying Options, Warrants or Other Securities Exercisable or Convertible within 60 Days	Total Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders					
Joseph E. Cresci (3) *Chairman*	765,222	342,858	0	1,108,080	6.94%
Black River Commodity Clean Energy Investment Fund LLC (4)	0	1,733,028	0	1,733,028	9.99%
Funds and accounts managed by Philip J. Hempleman (5)	1,074,289	0	0	1,074,289	6.88%
Funds controlled by Austin W. Marxe and David M. Greenhouse (6)	917,261	0	0	917,261	5.87%
Other Directors					
Kamlesh R. Tejwani *Vice Chairman*	0	571,429	0	571,429	3.53%
John R. Cooper	9,094	57,858	0	66,952	0.43%
Lon Hatamiya	2,250	29,286	0	31,536	0.20%
Steven Kessner (7)	542,677	72,037	0	614,714	3.92%
August Schumacher, Jr.	18,142	65,001	0	83,143	0.53%
Robert I. Weisberg (8)	41,892	65,003	0	106,895	0.68%
Roger S. Ballentine	0	0	0	0	0.00%
Richard E. Kessel *President and Chief Executive Officer*	66,500	400,000	0	466,500	2.91%
Other Named Executive Officers					
Michael E. Thomas *Senior Vice President, Chief Financial Officer and Treasurer*	5,000	0	0	5000	0.03%
Dennis Haines *Vice President and General Counsel*	15,000	100,000	0	115,000	0.73%
All executive officers and directors as a group (11 persons, consisting of 3 officers (including an employee director) and 8 non-employee directors)	1,465,777	1,703,472	0	3,169,249	18.30%

(1) Unless otherwise indicated, the address of each beneficial owner is care of Environmental Power Corporation, 120 White Plains Road, 6th Floor, Tarrytown, NY 10591.

(2) Except as otherwise indicated in the footnotes below, the named person has sole voting and investment power with respect to the shares indicated, except, where applicable, to the extent authority is shared by spouses under community property laws, and all shares are held beneficially and of record by the named person.

(3) Includes (i) 582,577 shares held in the Joseph E. Cresci Revocable Trust U/T/A DTD 4/3/96 of which Mr. Cresci is the trustee, (ii) 8,532 shares held in the Joseph J. Cresci & Mildred E. Cresci Trust, as to which Mr. Cresci has shared voting and investment power, (iii) 142,857 shares deposited in a 50-year voting trust on November 20, 1996, as to which David K. Mulhern, the trustee of the voting trust, has beneficial ownership in his capacity as trustee with sole voting power, but as to which Mr. Cresci has beneficial

ownership through voting trust certificates held by The Cresci Family Limited Partnership, of which Mr. Cresci is the sole general partner with sole dispositive power, and (iv) 342,858 shares that Mr. Cresci has the right to acquire pursuant to currently exercisable stock options. Does not include 2,857 shares owned by Mr. Cresci's wife, as to which shares Mr. Cresci has neither voting nor investment power and as to which shares he disclaims beneficial ownership. Of the shares beneficially owned by Mr. Cresci, 164,286 shares are pledged as security for Mr. Cresci's obligations under promissory notes held by Environmental Power having an aggregate outstanding principal amount of $179,146.

(4) This stockholder has an address at 12700 Whitewater Drive, Minnetonka, MN 55343. This stockholder has the right to acquire a total of 2,249,930 shares of our common stock issuable upon conversion of 224,993 shares of our series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock, held by this stockholder, and 1,124,965 shares of our common stock issuable upon exercise of currently exercisable warrants held by this stockholder. The terms of the series A preferred stock and the warrants held by this stockholder provide that this stockholder may not convert shares of series A preferred stock, or exercise warrants, if, after giving effect to such conversion or exercise, the stockholder, together with its affiliates, would beneficially own more than 9.99% of the outstanding shares of our common stock. The number of shares beneficially owned by this stockholder reflects the application of this limitation based on the number of shares of our common stock issued and outstanding as of November 15, 2007. Black River Asset Management LLC is the stockholder's investment advisor and may be deemed to beneficially own the shares held by this stockholder insofar as it has the power to vote and dispose of such shares. Peter J. Lee, as a Managing Director of Black River Asset Management LLC, may be deemed to beneficially own the shares held by this stockholder insofar as he has the authority, with others, to vote or dispose of such shares. Black River Asset Management LLC and Mr. Lee each disclaim beneficial ownership of the shares beneficially owned by the fund, except to the extent of its or his pecuniary interest therein, if any.

(5) Based solely on a Schedule 13G/A jointly filed by Ardsley Partners Renewable Energy Fund, L.P. ("Ardsley Energy"), Ardsley Renewable Energy Offshore Fund, Ltd. ("Ardsley Energy Offshore"), Ardsley Advisory Partners ("Ardsley"), Ardsley Partners I ("Ardsley Partners") and Phillip J. Hempleman on February 13, 2009. Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners. Ardsley is the Investment Manager of Ardsley Energy Offshore and the Investment Advisor of Ardsley Energy and certain managed accounts. Ardsley Partners is the general partner of Ardsley Energy. Ardsley Energy owns 443,900 shares of our common stock, and Ardsley Energy Offshore owns 430,389 shares of our common stock. Ardsley, Ardsley Partners and Mr. Hempleman share voting and dispositive power over such shares, and, therefore, may be deemed to beneficially own such shares. Also includes shares of our common stock held in certain managed accounts managed by Mr. Hempleman directly. Mr. Hempleman disclaims beneficial ownership of all of the shares shown in the above table. The address of each of the filing persons, other than Ardsley Renewable Energy Offshore Fund, Ltd., is 262 Harbor Drive, Stamford, Connecticut 06902. Ardsley Renewable Offshore Fund, Ltd. gives its address as Romasco Place, Wickhams Cay 1, Roadtown Tortola, British Virgin Islands.

(6) Based solely on a Schedule 13G jointly filed by Messrs. Marxe and Greenhouse on February 13, 2009. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc. ("AWM"), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. ("Cayman"). AWM also serves as the general partner of MGP Advisers Limited Partnership ("MGP") and the general partner of Special Situations Fund III QP, L.P. ("SSFQP"). AWM serves as the investment adviser to SSFQP. Messrs. Marxe and Greenhouse share sole voting and investment power over 220,533 shares of our common stock owned by Cayman and 696,728 shares of our common stock owned by SSFQP. Messrs. Marxe and Greenhouse give their principal business address as 527 Madison Avenue, Suite 2600 New York, NY 10022.

(7) Includes (i) 445,257 outstanding shares held by RE Funding, LLC, of which Mr. Kessner is the sole officer and director and over which he has sole voting and investment control, (ii) 77,936 outstanding shares held in equal amounts by the Adam Kessner Trust, the Michael Kessner Trust, the Richard Kessner Trust and the Robert Kessner Trust. Mr. Kessner is the sole trustee of each of the foregoing trusts and has sole voting and

investment control over the shares held by such trusts and (iii) 19,484 outstanding shares held by Mr. Kessner as custodian for Jonathan Kessner, over which Mr. Kessner exercises sole voting and investment control.

(8) Of the shares beneficially owned by Mr. Weisberg, 11,428 shares are pledged as security for Mr. Weisberg's obligations under a promissory note held by Environmental Power having an outstanding principal amount of $48,575.

Beneficial Ownership of Our Series A 9% Cumulative Convertible Preferred Stock

The following table sets forth information regarding beneficial ownership of our series A 9% cumulative convertible preferred stock, referred to as the series A preferred stock, as of February 28, 2009 by each person, entity or group of affiliated persons or entities known to us to be the beneficial owner of more than 5% of the outstanding shares of our series A preferred stock. Each share of series A preferred stock is entitled to vote at all regular and special meetings of our stockholders on an "as converted" basis, with one vote per share of common stock into which such shares of series A preferred stock are convertible, and having voting rights and powers equal to those of the holders of common stock. Each share of series A preferred stock is currently convertible into approximately 10.04 shares of common stock. Our series A preferred stock is not registered under the Securities Exchange Act of 1934, as amended.

The information set forth below is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares deemed beneficially owned in this table does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner(1)	Number of Outstanding Shares of Series A Preferred Stock Beneficially Owned	Percentage of Series A Preferred Stock Beneficially Owned
Black River Commodity Clean Energy Investment Fund LLC(2)	224,993	80.00%
Leonard Brecken and Affiliate (3)	56,248	20.00%

(1) Except as otherwise indicated in the footnotes below, the named person has sole voting and investment power with respect to the shares indicated, and all shares are held beneficially and of record by the named person.

(2) See footnote 4 to the preceding table for additional information.

(3) Based in part on a Schedule 13G filed by Mr. Brecken and Brecken Capital, LLC on August 8, 2007. Mr. Brecken and Brecken Capital, LLC have an address of 346 Hartshorn Drive, Short Hills, NJ 07078. The number of shares of series A preferred stock beneficially owned is comprised of 9,400 shares of series A preferred stock held Mr. Brecken personally and 46,848 shares of series A preferred stock held by Brecken Capital Management, LLC. These stockholders also hold warrants to purchase 46,967 and 234,273 shares of our common stock, respectively. The terms of the series A preferred stock and the warrants held by these stockholders provide that these stockholders may not convert shares of series A preferred stock, or exercise warrants, if, after giving effect to such conversion or exercise, either stockholder, together with its affiliates, would beneficially own more than 4.99% of the outstanding shares of our common stock. The foregoing beneficial ownership limitation may be waived by each stockholder, at its election, upon not less than 61 days' prior notice to us, to change the limitation to 9.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of series A preferred stock or exercise of warrants held by such stockholder. Thereafter, the 9.99% limitation may not be waived. We believe that Mr. Brecken is also the owner of 559,634 shares of our common stock. Mr. Brecken is the Managing Director of Brecken Capital, LLC, which is the general partner of Brecken

Capital Management Fund LLC; both Mr. Brecken and Brecken Capital, LLC may be deemed to beneficially own the shares held by Brecken Capital Management Fund LLC, insofar as they exercise voting and investment authority with respect to such shares.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2008 regarding securities authorized for issuance under our equity compensation plans.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	2,102,760	$5.83	754,000
Equity compensation plans not approved by stockholders(2)	1,311,232	$5.15	—
Total	**3,413,992**	**$5.55**	**754,000**

(1) Consists of our 1993 Director Option Plan, our Restated 2001 Stock Incentive Plan, our Restated 2002 Director Option Plan, our 2005 Equity Incentive Plan, our 2006 Equity Incentive Plan and our 2006 Director Option Plan. The information in columns (a), (b) and (c) does not include or give effect to 679,952 shares of our common stock underlying stock appreciation rights having a weighted average exercise price of $5.61 granted under our 2005 Equity Incentive Plan and our 2006 Equity Incentive Plan. Such stock appreciation rights may be settled in cash, shares or a combination thereof, at our election, and we cannot now determine the number of shares of our common stock which may be issued upon exercise of such stock appreciation rights.

(2) Consists of the following options and warrants:

- A ten-year option for 14,286 shares of common stock issued in 2002 to Madison Power in consideration of certain services. This option has an exercise price of $4.06 per share and vested May 2003.
- A five-year warrant to purchase 7,144 shares of our common stock at an exercise price of $7.70 per share issued to Charles P. Blouin, Inc. issued in November 2004 in consideration of construction bond support for two of Microgy's projects in Wisconsin, which warrants vested in full upon completion of such projects.
- Five-year warrants to purchase an aggregate of 88,000 shares of our common stock at an exercise price of $6.33 per share, subject to adjustment as set forth in such warrants, issued to Ladenburg Thalman & Co., Inc. and certain of its affiliates as compensation for Ladenburg's services as underwriter in our public offering completed in February 2005.
- Five-year warrants to purchase an aggregate of 168,745 shares of our common stock at an exercise price of $5.271 per share, subject to adjustment as set forth in such warrants, issued to Westminster Securities Corporation and certain of its affiliates as compensation for Westminster's services as placement agent in our private placement completed in November 2006.
- An option to purchase 571,429 shares of our common stock issued to Kamlesh R. Tejwani on July 3, 2003 as part of his overall compensation package, which option expires on January 3, 2011. The option is exercisable in two tranches, consisting of 357,143 options exercisable at $1.75 and 214,286 options exercisable at $7.00. The options were to vest upon the successful completion of one or more qualified financings, defined as the sale of equity securities of Environmental Power or Microgy on or before July 3, 2006, provided that the first such financing results in gross proceeds of at least $3,500,000. The

options were to vest in the same percentage as the percentage of $8,000,000 that the gross proceeds in each qualified financing represents, with such percentage applied to the lower-priced options first. As of March 31, 2005, all of Mr. Tejwani's options had vested.

- A ten-year option to purchase 142,858 shares of our common stock issued to Joseph E. Cresci in March 2004 as part of his compensation package. This option has an exercise price of $7.00 per share, and vested in full in September 2004 upon the achievement of certain performance-based criteria.
- A ten-year option to purchase 142,858 shares of our common stock issued to Donald A. Livingston in March 2004 as part of his compensation package. This option has an exercise price of $7.00 per share, and vested in full in September 2004 upon the achievement of certain performance-based criteria.
- A five-year warrant to purchase a total of 175,912 shares of our common stock at an exercise price of $5.37 per share issued to Cargill, Incorporated in May 2007, pursuant to the terms of our Business Development Agreement with Cargill.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Employment and Retirement Agreements

We have entered into employment and retirement arrangements with certain of our executive officers, former executive officers and directors. For additional information regarding these agreements, see "Information About Executive and Director Compensation—Employment, Transition, Retirement, Consulting and Severance Agreements" appearing in Part III, Item 11 of this report. Except for such agreements and the other compensation arrangements described in this Form 10-K/A, we did not enter into any transactions with related persons within the meaning of Item 404 of Regulation S-K during the fiscal year ended December 31, 2008 in which the amount involved exceeded $120,000.

Policies and Procedures Regarding Review, Approval or Ratification of Related Person Transactions

In March 2007, our Board of Directors adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our General Counsel, who we refer to as our chief legal officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chair of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not in conflict with, our best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission's related person transaction disclosure rules, our Board of Directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and
- a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

There were no related person transactions presented for review in 2008.

Board Determination of Independence

Under applicable rules of The NASDAQ Stock Market LLC, a director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a material relationship with our company which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that none of Messrs. Ballentine, Cooper, Kessner, Schumacher, Weisberg or Hatamiya has a material relationship with our company which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and therefore, that each of these directors is "independent" within the meaning of Rule 4200(a)(15) of the NASDAQ Marketplace Rules. In addition, none of the current members of our board of directors, other than Mr. Kessel, is an employee of Environmental Power or any of its subsidiaries. Furthermore, the board expects that Messrs. Cresci and Tejwani may become "independent" within the next few years if they remain on our board.

Item 14. Principal Accountant Fees and Services

Independent Auditor's Fees

Vitale, Caturano & Company, P.C. served as our independent auditors for the fiscal years ended December 31, 2008 and 2007. The fees billed for professional services rendered to us by Vitale, Caturano & Company, P.C. in respect of services rendered in respect of 2008 and 2007 are described below.

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees	All Other Fees
2008	$305,000	$83,455	—	—
2007	$253,566	$70,033	—	—

(1) Comprised of professional services rendered in connection with the audit of our financial statements and the reviews of financial statements included in each of our Quarterly Reports on Form 10-Q for the years indicated, as well as testing of management's assessment of internal controls and procedures in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Comprised of professional services rendered in connection with the preparation and review of registration statements filed with the Securities and Exchange Commission and other matters arising out of the audit of our financial statements and relating to the offerings to which such registration statements related, including the issuance of consents and comfort letters.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the chair of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

ENVIRONMENTAL POWER CORPORATION

By: /s/ RICHARD E. KESSEL

Richard E. Kessel
President and Chief Executive Officer

Date: March 27, 2009

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD E. KESSELL **Richard E. Kessel**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 27, 2009
/s/ MICHAEL E. THOMAS **Michael E. Thomas**	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 27, 2009
* **Joseph E. Cresci**	Chairman of the Board of Directors	March 27, 2009
* **Kamlesh R. Tejwani**	Vice Chairman of the Board of Directors	March 27, 2009
* **John R. Cooper**	Director	March 27, 2009
* **Lon Hatamiya**	Director	March 27, 2009
* **Steven Kessner**	Director	March 27, 2009
* **August Schumacher, Jr.**	Director	March 27, 2009
* **Robert I. Weisberg**	Director	March 27, 2009
* **Roger S. Ballentine**	Director	March 27, 2009

*By: /s/ MICHAEL E. THOMAS

Michael E. Thomas
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
31.1	Rule 13a-14(a)/15d-14(a) Certifications of the Registrant's Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certifications of the Registrant's Chief Financial Officer

Directors and Management

BOARD OF DIRECTORS

Joseph E. Cresci
Chairman of the Board

Kamlesh R. Tejwani
Vice Chairman

Roger Ballentine

John R. Cooper

Lon Hatamiya

Richard E. Kessel

Steven Kessner

August Schumacher, Jr.

Robert Weisberg

MANAGEMENT

Environmental Power Corporation

Richard E. Kessel
President & CEO

Michael E. Thomas
Senior VP, Chief Financial Officer & Treasurer

Dennis Haines
VP, General Counsel & Secretary

Microgy, Inc.

A wholly owned subsidiary of Environmental Power Corporation

Richard E. Kessel
President & CEO

Michael Hvisdos
Executive VP

Michael Newman
VP Operations

120 White Plains Road, Sixth Floor, Tarrytown, New York 10591
o 914.631.1435 | f 914.631.1436 | www.environmentalpower.com

COMMON STOCK LISTING
NASDAQ
Symbol: EPG

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Phone: 800.937.5449

The transfer agent is responsible for handling shareholder questions regarding lost certificates, address changes, changes of ownership or names in which shares are held.

LEGAL COUNSEL
Pierce Atwood LLP
One New Hampshire Avenue, Suite 350
Portsmouth, NH 03801

AUDITORS
Caturano and Company, P.C.
80 City Square
Boston, MA 02129

FORM 10-K
The text of the company's annual report on Form 10-K, as amended by its Form 10K-A, for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, is included herein.

CORPORATE HEADQUARTERS
Environmental Power Corporation
120 White Plains Road, Sixth Floor
Tarrytown, NY 10591
Phone: 914.631.1435
Fax: 914.631.1436
www.environmentalpower.com